

CARTER VALIDUS



MISSION CRITICAL REIT

ANNUAL REPORT 2012



·H·P·I·

PROPERTIES ABOVE ACQUIRED BY CV MISSION CRITICAL REIT.

To our stockholders:

We are delighted to present Carter Validus Mission Critical REIT, Inc.'s 2012 Annual Report. We continue to execute on our innovative acquisition strategy of investing in mission critical or "mandatory" Data Center and Healthcare properties, which we believe our tenants cannot operate their businesses without. We consider each of these sectors to be in high growth, recession resistant industries that continue to offer distinct benefits to our stockholders, in that our tenants:

- Are dependent on these facilities to run their most essential business operations
- Have signed long-term contractual leases which results in consistent cash flow to our company
- Are responsible for taxes, insurance and common area maintenance due to our focus on long term, net- leases

As we move into 2013, we expect to continue to focus on acquiring well-located, mission critical properties with creditworthy tenants in growing markets throughout the United States.

By implementing this acquisition strategy, we are pleased to report we have successfully achieved the following milestones in 2012:

- Total investments increased to $417.6 million; up from $28.9 million as of December 31, 2011
- Total occupancy of 100%
- Weighted average remaining lease term of the portfolio of 12.3 years
- Average annual rental rate increases are 2.34%
- Portfolio leverage ratio of 50%

We believe our ability to acquire these properties and continue to grow this portfolio is a testament to our investment strategy as well as our position as a significant investor in data center and healthcare assets. With a robust pipeline of mission critical real estate acquisitions, we look forward to a very exciting 2013.

Please feel free to follow our progress by visiting the "Property Gallery" section of our website (www.cvmissioncriticalreit.com).

Thank you for your investment in Carter Validus Mission Critical REIT.

Sincerely,



John Carter
CEO
Carter Validus Mission Critical REIT

Report of Independent Directors

As Independent Directors of Carter Validus Mission Critical REIT, Inc. (the "Company"), we have reviewed the policies followed by the Company and believe they are in the best interest of its stockholders. The basis for this conclusion is summarized below.

The Company has developed a system of policies designed to enable the Company to achieve its goals and objectives, as outlined in the Company's charter. These policies cover, among other things, investments in properties, tenant leases and profiles, allocation of investment opportunities, borrowing and related party transactions.

The Company's primary investment objectives are to: acquire well-maintained and well-located, or quality, commercial real estate properties with a focus on the data center and medical sectors, which provide current cash flow from operations; pay regular cash distributions to stockholders; preserve, protect and return capital contributions to stockholders; realize appreciated growth in the value of our investments upon the sale of such investments; and be prudent, patient and deliberate with respect to the purchase and sale of our investments considering current and future real estate markets. Consistent with the foregoing, it is the Company's policy to have its advisor conduct a thorough evaluation of proposed investments including, when possible, a review of: the proposed purchase price, terms and conditions; the physical condition, age, curb appeal and environmental reports; a property's location, visibility and access; any historical financial performance; the tenant rent roll and tenant creditworthiness; the lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal, expansion, termination, purchase options, exclusive and permitted uses provisions, assignment and sublease provisions, and co-tenancy requirements; any local market economic conditions, demographics and population growth patterns; neighboring properties; and the potential for new property construction in the area. Furthermore, the Company has established policies related to borrowing limits and related party transactions. The foregoing policies are intended to minimize investment risks and provide greater stability as compared to other sectors of the commercial real estate market.

We have reviewed the transactions between the Company and its advisor and affiliates of its advisor that occurred during the year ended December 31, 2012, which are described in Note 13 to the Consolidated Financial Statements contained in this Annual Report, and have determined that these transactions are fair and reasonable to the Company and its stockholders. The Company's advisor and its affiliated companies are considered to be related parties because they are directly or indirectly controlled by John Carter and Mario Garcia, Jr.

Randall Greene
Jonathan Kuchin
Ronald Rayevich

Other Information

The Company is required, pursuant to its charter, to provide the following information. The Company's ratio of costs of raising capital during the year ended December 31, 2012 to the capital raised was 13.2%. During the year ended December 31, 2012, the Company's total operating expenses were approximately 0.59% of its average invested assets.

Board of Directors and Executive Officers

John Carter
Chairman of the Board, Chief Executive Officer and President of the Company

Mario Garcia, Jr.
Director

Randall Greene
Independent Director of the Company

Jonathan Kuchin
Independent Director of the Company

Ronald Rayevich
Independent Director of the Company

Todd Sakow
Chief Financial Officer and Treasurer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 000-54675

CARTER VALIDUS MISSION CRITICAL REIT, INC.
(Exact name of registrant as specified in its charter)

Maryland	**27-1550167**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
4211 West Boy Scout Blvd., Suite 500 Tampa, FL 33607	**(813) 287-0101**
(Address of Principal Executive Offices; Zip Code)	(Registrant's Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common stock, par value $0.01 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

There is no established market for the Registrant's shares of common stock. The Registrant is currently conducting an ongoing initial public offering of its shares of common stock pursuant to a Registration Statement on Form S-11, which shares are being sold at $10.00 per share, with discounts available for certain categories of purchasers.

As of June 30, 2012, there were approximately 9,143,000 shares of common stock of Carter Validus Mission Critical REIT, Inc. outstanding held by non-affiliates, for an aggregate market value of approximately $19,143,000, assuming a market value of $10.00 per share.

As of March 25, 2013, there were approximately 27,618,000 shares of common stock of Carter Validus Mission Critical REIT, Inc. outstanding.

Documents Incorporated by Reference

Portions of Registrant's proxy statement for the 2013 annual stockholders meeting, which is expected to be filed no later than April 30, 2013, are incorporated by reference in Part III. Items 10, 11, 12, 13 and 14.

Carter Validus Mission Critical REIT, Inc.
(A Maryland Corporation)

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K of Carter Validus Mission Critical REIT, Inc., other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "would," "could," "should," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Annual Report on Form 10-K is filed with the Securities and Exchange Commission ("SEC"). We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Annual Report on Form 10-K, and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution investors not to place undue reliance on forward-looking statements, which reflect our management's view only as of the date of this Annual Report on Form 10-K. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of the risk factors identified in the Item 1A. Risk Factors section of this Annual Report on Form 10-K.

Part I

Item 1. Business.

The Company

Carter Validus Mission Critical REIT, Inc. (the "Company"), a Maryland corporation, was incorporated on December 16, 2009 and currently is treated and qualifies as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code") for federal income tax purposes. We were organized to acquire and operate a diversified portfolio of income producing commercial real estate, with a focus on the data center and medical sectors, net leased to investment grade and other creditworthy tenants, as well as to make other real estate investments that relate to such property types. As of December 31, 2012, we owned 15 properties (including two properties owned through consolidated partnerships) comprising 1.2 million rentable square feet of single-tenant and multi-tenant commercial space located in eleven metropolitan statistical areas ("MSAs"). As of December 31, 2012, the rentable space at these properties was 100% leased. As of December 31, 2012, we also owned a secured preferred equity loan and a bridge loan.

Pursuant to a Registration Statement on Form S-11 (the "Registration Statement") under the Securities Act of 1933, as amended, the Company is offering for sale to the public on a "best efforts" basis a maximum of 150,000,000 shares of common stock at a price of $10.00 per share, and up to 25,000,000 additional shares pursuant to a distribution reinvestment plan (the "DRIP") under which stockholders may elect to have distributions reinvested in additional shares of common stock at the higher of $9.50 per share or 95% of the fair market value per share, as determined by our board of directors (the "Offering"). The Registration Statement was first declared effective by the SEC on December 10, 2010. As of March 25, 2013, we had received and accepted subscriptions in the Offering for 27,623,000 shares of our common stock (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $274,572,000.

Substantially all of the Company's business is conducted through Carter/Validus Operating Partnership, LP (the "Operating Partnership"), a Delaware limited partnership, formed on December 29, 2009. The Company is the sole general partner of the Operating Partnership and Carter/Validus Advisors, LLC (the "Advisor") is the initial limited partner of the Operating Partnership. The Advisor is managed by, and is a subsidiary of, Carter/ Validus REIT Investment Management Company, LLC (the "Sponsor").

The Advisor acts as our advisor pursuant to an advisory agreement, as amended (the "Advisory Agreement"). Our Advisor is responsible for managing our affairs on a day-to-day basis, identifying and making acquisitions and investments on our behalf and making recommendations as to dispositions of assets. Our board of directors exercises its fiduciary duties in reviewing these recommendations and determining to approve or reject proposed transactions. Our Advisor also provides asset management, marketing, investor relations and other administrative services on our behalf. The Advisory Agreement has a term of one-year and is reconsidered on an annual basis by our board of directors. We have no employees and rely upon our Advisor to provide substantially all of our services.

Substantially all of the Company's business is managed by the Advisor. Carter Validus Real Estate Management Services, LLC ("Carter Management"), an affiliate of the Advisor, serves as the Company's property manager. SC Distributors, LLC ("SC Distributors"), an affiliate of the Advisor, serves as the dealer manager of the Offering. These entities receive compensation and fees for services related to the Offering and for the investment and management of the Company's assets. These entities will receive fees during the offering, acquisition, operational and liquidation stages.

Except as the context otherwise requires, "we," "our," "us," and the "Company" refer to Carter Validus Mission Critical REIT, Inc., the Operating Partnership and all consolidated subsidiaries.

Key Developments during 2012 and 2013

- Our board of directors began declaring distributions to our stockholders in July 2011, after we made our first real estate investment. We currently pay and intend to continue to pay monthly distributions to our stockholders at a distribution rate of 7.0% per share of common stock. As of December 31, 2012, we had paid aggregate distributions, since inception, of approximately $6,441,000 ($3,427,000 in cash and $3,014,000 reinvested in shares of common stock pursuant to the DRIP). Additionally, as of March 25, 2013, we had paid aggregate distributions of approximately $3,654,000 ($2,037,000 in cash and $1,617,000 reinvested in shares of common stock pursuant to the DRIP).
- On March 30, 2012, we entered into a credit facility agreement with KeyBank National Association ("KeyBank"), which credit agreement was subsequently amended, to obtain a secured revolving credit facility in an aggregate maximum principal amount of $110,000,000 (the "KeyBank Credit Facility"), which can be increased to $250,000,000. As of March 25, 2013, we had $55,000,000 outstanding under the KeyBank Credit Facility.
- During the year ended December 31, 2012, we acquired 14 properties for an aggregate purchase price of $365,544,000, consisting of 1.2 million gross rental square feet of commercial space.
- During the year ended December 31, 2012, we invested in a bridge loan for an aggregate principal amount of $15,000,000. As of December 31, 2012, the aggregate amount funded under the bridge loan was $15,000,000.
- During the year ended December 31, 2012, we entered into a preferred equity loan for an aggregate principal amount of $15,000,000. The proceeds of the preferred equity loan will be used to construct a 100-bed acute care hospital. The interest rate under the preferred equity loan is 10% per annum. As additional consideration for making the preferred equity loan, the borrower has agreed to pay us up to $4,000,000 from the sale of the hospital. As of December 31, 2012, the aggregate amount funded under the preferred equity loan was $8,150,000.
- As of March 28, 2013, we owned, through separate wholly-owned limited subsidiaries or through consolidated partnerships, a portfolio of 18 properties (including two properties owned through consolidated partnerships), located in eleven MSAs and comprising an aggregate of 1.5 million gross rental square feet of commercial space. As of March 28, 2013, all of our properties were 100% leased.
- As of March 25, 2013, we had accepted subscriptions in our Offering for 27,623,000 shares of our common stock, resulting in our receipt of gross proceeds of $274,572,000, including shares of common stock issued pursuant to the DRIP.

Our principal executive offices are located at 4211 West Boy Scout Blvd., Suite 500, Tampa, Florida 33607. Our telephone number is (813) 287-0101.

Investment Objectives and Policies

Our primary investment objectives are to:

- acquire quality commercial real estate properties with a focus on the data center and medical sectors, which provide current cash flows from operations;
- pay regular cash distributions to stockholders;
- preserve, protect and return capital contributions to stockholders;
- realize appreciated growth in the value of our investments upon the sale of such investments; and
- be prudent, patient and deliberate with respect to the purchase and sale of our investments considering current and future real estate markets.

We cannot assure stockholders that we will attain these objectives or our capital will not decrease. Our board of directors may revise our investment policies if it determines it is advisable and in the best interest of our stockholders. During the term of the Advisory Agreement, decisions relating to the purchase or sale of investments will be made by the Advisor, subject to the oversight and approval of our board of directors.

Investment Strategy

Primary Investment Focus

We focus our investment activities on acquiring strategically located, well-constructed income-producing commercial real estate predominantly in the data center and medical sectors located throughout the continental United States, preferably with long-term net leases to investment grade and other creditworthy tenants, and originating or acquiring real estate debt backed by similar income-producing commercial real estate predominantly in such sectors. The real estate debt we originate or acquire may include first mortgage debt, bridge loans, mezzanine loans or preferred equity. While we intend to have a balanced portfolio between the various property types at the end of our primary acquisition period, we may not have a balanced portfolio at any particular time. We may also invest in real estate-related debt and securities that meet our investment strategy and return criteria. We expect the size of individual properties that we purchase to vary significantly, but we expect that most of the properties we acquire are likely to have a purchase price between $5 million and $50 million. The number and mix of properties and other real estate-related investments comprising our portfolio will depend upon real estate market conditions and other circumstances existing at the time we acquire the properties and other real estate-related investments, and the amount of proceeds raised in the Offering. There is no limitation on the number, size or type of properties we may acquire or the percentage of net proceeds of the Offering that may be invested in a single investment.

Investing in Real Property

Our Advisor uses the following criteria to evaluate potential investment opportunities:

- "mission critical" (as defined below) to the business operations of the tenant;
- leased to investment grade and other creditworthy tenants, preferably on a net-leased basis;
- long-term leases, preferably with terms of ten years or longer, which may include annual or periodic fixed rental increases; and
- located in geographically diverse, established markets with superior access and visibility.

We consider "mission critical" properties as those properties that are essential to the successful operations of the companies within the industries in which such companies operate.

When and as determined appropriate by our Advisor, we may acquire properties in various stages of development or that require substantial refurbishment or renovation. Our Advisor will make this determination based upon a variety of factors, including the available risk-adjusted returns for such properties when compared with other available properties, the effect such properties would have on the diversification of our portfolio, and our investment objectives of realizing both current income and capital appreciation upon the sale of such properties.

To the extent feasible, we seek to achieve a well-balanced portfolio diversified by geographic location within the United States, age and lease maturities of the various properties in our portfolio. We also focus on acquiring properties in multiple high growth sectors, that is, the data center and medical property sectors. We expect that tenants of our properties will be diversified between national, regional and local companies. We generally target properties with lease terms of ten years or longer. We acquired and may continue to acquire, properties with shorter lease terms if the property is in an attractive location, is difficult to replace, or has other significant favorable attributes. We expect that these investments will provide long-term value by virtue of their size, location, quality and condition, and lease characteristics.

Many data center and medical companies currently are entering into sale-leaseback transactions (as described below) as a strategy for applying capital to their core operating businesses that would otherwise be invested in their real estate holdings. We believe that our investment strategy will enable us to take advantage of this trend and companies' increased emphasis on core business operations and competence in today's competitive corporate environment as many of these companies attempt to divest of their real estate assets.

We incurred, and intend to continue to incur, debt to acquire properties when our board of directors determines that incurring such debt is in our best interest. In addition, from time to time, we may acquire some properties without financing and later incur mortgage debt secured by one or more of such properties if favorable financing terms are available. There is no limitation on the amount we may borrow against any single improved property. Pursuant to our charter, we are required to limit our aggregate borrowings to 75% of the greater of cost (or 300% of net assets) (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to stockholders in our next quarterly report along with the justification for such excess borrowing. Our board of directors has adopted a policy to further limit our aggregate borrowings, following completion of the Offering, to 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets, unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following any such borrowing along with justification for borrowing such a greater amount; provided, however, that this policy limitation does not apply to individual real estate assets or investments.

Creditworthy Tenants

In evaluating potential property acquisitions, we apply credit underwriting criteria to the existing tenants of such properties. Similarly, we will apply credit underwriting criteria to possible new tenants when we are re-leasing properties in our portfolio. We expect many of the tenants of our properties to be creditworthy national or regional companies with high net worth and high operating income.

A tenant is considered creditworthy if it has a financial profile that our Advisor believes meets our investment objectives. In evaluating the creditworthiness of a tenant or prospective tenant, our Advisor will not use specific quantifiable standards, but will consider many factors, including, but not limited to, the proposed terms of the property acquisition, the financial condition of the tenant and/or guarantor, the operating history of the property with the tenant, the tenant's market share and track record within its industry segment, the general health and outlook of the tenant's industry segment, and the lease length and the terms at the time of the property acquisition.

A tenant also is considered creditworthy when the tenant has an "investment grade" debt rating by Moody's of Baa3 or better or credit rating by Standard & Poor's of BBB- or better, or its payments are guaranteed by a company with such a rating. Changes in tenant credit ratings, coupled with acquisition and disposition activity, may change our concentration of creditworthy tenants from time to time.

Description of Leases

We expect, in most instances, to continue to acquire properties with existing tenant leases. When spaces in a property become vacant, existing leases expire, or we acquire properties under development or requiring substantial refurbishment or renovation, we anticipate entering into net leases. Net leases typically require tenants to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs related to the property, in addition to the lease payments. There are various forms of net leases, most typically classified as triple net or double net. Triple net leases typically require the tenant to pay all costs associated with a property, including real estate taxes, insurance, utilities and common area maintenance charges in addition to the base rent. Double net leases typically require the tenant to pay all the costs as triple net leases, but hold the landlord responsible for the roof and structure, or other aspects of the property. Generally, the leases require each tenant to procure, at its own expense, commercial general liability insurance, as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable, as the additional insured on the policy. As a precautionary measure, we may obtain, to the extent available, secondary liability insurance, as well as loss of rents insurance that covers one year of annual rent in the event of a rental loss. Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to our Advisor on an annual basis. With respect to multi-tenant properties, we expect to have a variety of lease partnerships with the tenants of these properties. Since each lease is an individually negotiated contract between two or more parties, each lease will have different obligations of both the landlord and tenant. Many large national tenants have standard lease forms that generally do not vary from property to property. We will have limited ability to revise the terms of leases to those tenants.

We anticipate that a majority of our acquisitions will have lease terms of ten years or longer at the time of the property acquisition. We have acquired and may continue to acquire properties under which the lease term is in progress and has a partial term remaining. We also may acquire properties with shorter lease terms if the property is in an attractive location, difficult to replace, or has other significant favorable real estate attributes. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Some of the leases also will contain provisions that increase the amount of base rent payable at certain points during the lease term.

We may enter into sale-leaseback transactions. A sale-leaseback is when a property is purchased from a seller and leased back to such seller. While we will use our best efforts to structure any such sale-leaseback transactions so that the lease will be characterized as a "true lease" and so that we will be treated as the owner of the property for U.S. federal income tax purposes, the Internal Revenue Service could challenge this characterization. In the event that any sale-leaseback transaction is re-characterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

Investment Decisions

Our Advisor may purchase on our account, without the specific prior approval of our board of directors, properties with a purchase price of less than $15,000,000, so long as the investment in the property would not, if consummated, violate our investment guidelines or any restrictions on indebtedness and the consideration to be paid for such properties does not exceed the fair market value of such properties. When the purchase price is equal to or greater than $15,000,000, investment decisions will be made by our board of directors upon recommendation of our Advisor.

In evaluating and presenting investments for approval, our Advisor, to the extent such information is available, considers and provides to our board of directors, with respect to each property, the following:

- proposed purchase price, terms and conditions;
- physical condition, age, curb appeal and environmental reports;
- location, visibility and access;
- historical financial performance;
- tenant rent roll and tenant creditworthiness;
- lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal, expansion, termination, purchase options, exclusive and permitted uses provisions, assignment and sublease provisions, and co-tenancy requirements;
- local market economic conditions, demographics and population growth patterns;
- neighboring properties; and
- potential for new property construction in the area.

Investing in and Originating Loans

We have originated and may continue to originate or acquire real estate loans. Our criteria for investing in loans are substantially the same as those involved in our investment in properties. We may originate or invest in real estate loans (including, but not limited to, investments in first, second and third mortgage loans, wraparound mortgage loans, construction mortgage loans on real property, preferred equity loans, and loans on leasehold interest mortgages). We also may invest in participations in mortgage, bridge or mezzanine loans. Further, we may invest in unsecured loans or loans secured by assets other than real estate; however, we will not make unsecured loans or loans not secured by mortgages unless such loans are approved by a majority of our independent directors. A bridge loan is short term financing for an individual or business, until permanent or the next stage of financing, can be obtained. A mezzanine loan is a loan made in respect of certain real property that is secured by a lien on the ownership interests of the entity that, directly or indirectly, owns the real property. These loans would be subordinate to the mortgage loans directly on the underlying property.

During the year ended December 31, 2012, we originated a preferred equity loan for an aggregate principal amount of $15,000,000. The proceeds of the loan will be used to construct a 100-bed hospital, located in Dallas, Texas. The interest rate under the preferred equity loan is 10% per annum. As additional consideration for making the preferred equity loan, we will receive up to an amount of $4,000,000 derived from the sale of the property. During the year ended December 31, 2012, we also invested in a bridge loan in the amount of $15,000,000. The interest rate under the bridge loan is 9% per annum. The bridge loan matures on June 23, 2013. As of December 31, 2012, we had funded $8,150,000 and $15,000,000 under the preferred equity loan and the bridge loan, respectively.

Our underwriting process typically involves comprehensive financial, structural, operational and legal due diligence. We do not require an appraisal of the underlying property from a certified independent appraiser for an investment in mortgage, bridge or mezzanine loans, except for investments in transactions with our directors, our Advisor or any of their affiliates. For each such appraisal obtained, we will maintain a copy of such appraisal in our records for at least five years and will make it available during normal business hours for inspection and duplication by any stockholder at such stockholder's expense. In addition, we will seek to obtain a customary lender's title insurance policy or commitment as to the priority of the mortgage or condition of the title.

We will not make or invest in mortgage, bridge or mezzanine loans on any one property if the aggregate amount of all mortgage, bridge or mezzanine loans outstanding on the property, including our borrowings, would exceed an amount equal to 85% of the appraised value of the property, as determined by our board of directors, including a majority of our independent directors unless substantial justification exists, as determined by our board of directors, including a majority of our independent directors. Our board of directors may find such justification in connection with the purchase of mortgage, bridge or mezzanine loans in cases in which we believe there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and, in respect of transactions with our affiliates, in which the cost of the mortgage loan investment does not exceed the appraised value of the underlying property. Our board of directors may find such justification in connection with the purchase of mortgage, bridge or mezzanine loans that are in default where we intend to foreclose upon the property in order to acquire the underlying assets and, in respect of transactions with our affiliates, where the cost of the mortgage loan investment does not exceed the appraised value of the underlying property.

When evaluating prospective investments in and originations of real estate loans, our management and our Advisor will consider factors such as the following:

- the ratio of the total amount of debt secured by property to the value of the property by which it is secured;
- the amount of existing debt on the property and the priority of that debt relative to our proposed investment;
- the property's potential for capital appreciation;
- expected levels of rental and occupancy rates;

- current and projected cash flow of the property;
- the degree of liquidity of the investment;
- the geographic location of the property;
- the condition and use of the property;
- the quality, experience and creditworthiness of the borrower;
- general economic conditions in the area where the property is located; and
- any other factors that our Advisor believes are relevant.

We may originate loans from mortgage brokers or personal solicitations of suitable borrowers, or may purchase existing loans that were originated by other lenders. Our Advisor will evaluate all potential loan investments to determine if the term of the loan, the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. An officer, director, agent or employee of our Advisor will inspect the property securing the loan, if any, during the loan approval process. We do not expect to make or invest in mortgage or mezzanine loans with a maturity of more than ten years from the date of our investment, and anticipate that most loans will have a term of five years. We do not expect to make or invest in bridge loans with a maturity of more than one year (with the right to extend the term for an additional one year) from the date of our investment. Most loans which we will consider for investment would provide for monthly payments of interest and some also may provide for principal amortization, although many loans of the nature which we will consider provide for payments of interest only and a payment of principal in full at the end of the loan term. We will not originate loans with negative amortization provisions.

Investing in Real Estate Securities

We may invest in non-majority owned securities of both publicly traded and private companies primarily engaged in real estate businesses, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets or real estate-related assets. We may purchase the common stock, preferred stock, debt, or other securities of these entities or options to acquire such securities. However, any investment in equity securities (including any preferred equity securities) must be approved by a majority of directors, including a majority of independent directors, not otherwise interested in the transaction as fair, competitive and commercially reasonable.

Acquisition Structure

We expect to continue acquiring fee interests in properties (a "fee interest" is the absolute, legal possession and ownership of land, property, or rights), although other methods of acquiring a property may be utilized if we deem it to be advantageous. Our focus is on acquiring commercial real estate predominantly in the data center and medical property sectors, but we also may acquire other types of real property, including office, industrial and retail properties.

To achieve our investment objectives, and to further diversify our portfolio, we invested, and may continue to invest, in properties using a number of acquisition structures, which include direct and indirect acquisitions, joint ventures, leveraged investments, issuing units in our Operating Partnership in exchange for properties and making mortgages or other loans secured by the same types of properties which we may acquire. Further, our Advisor and its affiliates may purchase properties in their own name, assume loans in connection with the purchase or loan and temporarily hold title to the properties for the purpose of facilitating acquisition or financing by us or any other purpose related to our business.

Joint Ventures

We entered into, and may enter into additional, joint ventures, partnerships and other co-ownership partnerships for the purpose of making investments. Some of the potential reasons to enter into a joint venture would be to acquire assets we could not otherwise acquire, to reduce our capital commitment to a particular asset, or to benefit from certain expertise that a partner might have. In determining whether to invest in a particular joint venture, we evaluate the assets of the joint venture under the same criteria described elsewhere in this Annual Report on Form 10-K for the selection of our investments. In the case of a joint venture, we also evaluate the terms of the joint venture as well as the financial condition, operating capabilities and integrity of our partner or partners. We may enter into joint ventures with our directors, our Advisor or its affiliates only if a majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction approves the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint venturers.

We entered into, and may enter into additional, joint ventures in which we have a right of first refusal to purchase the co-venturer's interest in the joint venture if the co-venturer elects to sell such interest. If the co-venturer elects to sell property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the other co-venturer's interest in the property held by the joint venture. If any joint venture with an affiliated entity holds interests in more than one property, the interest in each such property may be specially allocated based upon the respective proportion of funds invested by each co-venturer in each such property.

Disposition Policies

We intend to hold each asset we acquire for an extended period of time, generally three to five years. However, circumstances may arise that could result in the earlier sale of some of our assets. The determination of whether an asset will be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, specific real estate market conditions, tax implications for our stockholders, and other factors, with a view to achieving maximum capital appreciation. We cannot assure our stockholders that this objective will be realized. The requirements for qualification as a REIT for federal income tax purposes also will put some limits on our ability to sell assets after short holding periods.

The selling price of a property that is net leased will be determined in large part by the amount of rent payable under the lease and the "sales multiple" applied to that rent. If a tenant has a repurchase option at a formula price, we may be limited in realizing any appreciation. In connection with sales of our properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. The terms of payment will be affected by custom in the area in which the property being sold is located and the then-prevailing economic conditions.

Qualification as a REIT

We have qualified and elected to be taxed as a REIT for federal income tax purposes and we intend to continue to be taxed as a REIT. To maintain our qualification as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90.0% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders.

If we fail to maintain our qualification as a REIT in any taxable year, we would then be subject to federal income taxes on our taxable income at regular corporate rates and would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could have a material adverse effect on our net income and net cash available for distribution to our stockholders.

Distribution Policy

Our board of directors began declaring distributions to our stockholders in July 2011, after we made our first real estate investment. The amount of distributions we pay to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for payment of distributions, our financial condition, capital expenditure requirements, annual distribution requirements needed to maintain our status as a REIT under the Code and restrictions imposed by our organizational documents and Maryland law.

We currently pay, and intend to continue to pay, monthly distributions to our stockholders. We currently calculate our monthly distributions on a daily record and declaration date. Therefore, new investors will be entitled to distributions immediately upon the purchase of their shares. Because all of our operations are performed indirectly through our Operating Partnership, our ability to continue to pay distributions depends on our Operating Partnership's ability to pay distributions to its partners, including to us. If we do not have enough cash from operations to fund the distribution, we may borrow, issue additional securities or sell assets in order to fund the distributions, or make the distributions out of net proceeds from the Offering. Subject to certain limited exceptions, there is no limit to the amount of distributions that we may pay from offering proceeds. We have not established any limit on the amount of proceeds from the Offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any; or (3) jeopardize our ability to maintain our qualification as a REIT.

To the extent that distributions to our stockholders are paid out of our current or accumulated earnings and profits, such distributions are taxable as ordinary income. To the extent that our distributions exceed our current and accumulated earnings and profits, such amounts constitute a return of capital to our stockholders for federal income tax purposes, to the extent of their basis in their stock, and thereafter will constitute capital gain. All or a portion of a distribution to stockholders may be paid from net offering proceeds and thus, constitute a return of capital to our stockholders.

See Part II, Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Distributions, for further discussion on distribution rates approved by our board of directors.

Financing Strategies and Policies

We believe that utilizing borrowing is consistent with our investment objective of maximizing the return to our stockholders. Financing for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at a later time. In addition, debt financing may be used from time to time for property improvements, tenant improvements, leasing commissions and other working capital needs. The form of our indebtedness will vary and could be long-term or short-term, secured or unsecured, or fixed-rate or floating rate. We have not entered and will not enter into interest rate swaps or caps, or similar hedging transactions or derivative arrangements for speculative purposes but may do so in order to manage or mitigate our interest rate risks on variable rate debt.

We will not borrow from our Advisor, any member of our board of directors, or any of their affiliates unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approves the transaction as being fair, competitive and commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties.

Conflicts of Interest

We are subject to various conflicts of interest arising out of our relationship with our Advisor, and its affiliates, including conflicts related to the arrangements pursuant to which our Advisor and its affiliates will be compensated by us. The agreements and compensation arrangements with our Advisor and its affiliates were not determined by arm's-length negotiations. Some of the potential conflicts of interest in our transactions with our Advisor and its affiliates, and the limitations on our Advisor adopted to address these conflicts, are described below.

Our Advisor and its affiliates try to balance our interests with their duties to other programs. However, to the extent that our Advisor or its affiliates take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our stockholders and the value of our stock. In addition, our directors and officers and certain of our stockholders may engage for their own account in business activities of the types conducted or to be conducted by our subsidiaries and us.

Our independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise, and all of our directors have a fiduciary obligation to act on behalf of our stockholders.

Interests in Other Real Estate Programs

Affiliates of our officers and entities owned or managed by such affiliates may acquire or develop real estate for their own accounts, and have done so in the past. Furthermore, affiliates of our officers and entities owned or managed by such affiliates may form additional real estate investment entities in the future, whether public or private, which may have the same investment objectives and policies as we do and which may be involved in the same geographic area, and such persons may be engaged in sponsoring one or more of such entities at approximately the same time as our shares of common stock are being offered. Our Advisor, its affiliates and affiliates of our officers are not obligated to present to us any particular investment opportunity that comes to their attention, unless such opportunity is of a character that might be suitable for investment by us. Our Advisor and its affiliates likely will experience conflicts of interest as they simultaneously perform services for us and other affiliated real estate programs.

Any affiliated entity, whether or not currently existing, could compete with us in the sale or operation of the properties. We will seek to achieve any operating efficiency or similar savings that may result from affiliated management of competitive properties. However, to the extent that affiliates own or acquire a property that is adjacent, or in close proximity, to a property we own, our property may compete with the affiliate's property for tenants or purchasers.

Every transaction that we enter into with our Advisor or its affiliates is subject to an inherent conflict of interest. Our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and our Advisor or any of its affiliates.

Other Activities of Our Advisor and Its Affiliates

We rely on our Advisor for the day-to-day operation of our business. As a result of the interests of members of its management in other programs sponsored by affiliates of our Advisor and the fact that they also are engaged, and will continue to engage, in other business activities, our Advisor and its affiliates have conflicts of interest in allocating their time between us and other programs sponsored by affiliates of our Advisor and other activities in which they are involved. However, our Advisor believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all of the programs sponsored by affiliates of our Advisor and other ventures in which they are involved.

In addition, each of our executive officers also serves as an officer of our Advisor, Carter Management, our property manager, SC Distributors, our dealer manager and/or other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities, which may conflict with the fiduciary duties that they owe to us and our stockholders.

We may acquire properties or interests in properties from entities affiliated with our Advisor. We will not acquire any property from entities affiliated with our Advisor unless a majority of our directors not otherwise interested in the transaction and a majority of our independent directors determine that the transaction is fair and reasonable to us. The purchase price of any property we acquire from our Advisor, their affiliates or a director will not exceed the current appraised value of the property. In addition, the price of the property we acquire from an affiliate may not exceed the cost of the property to the affiliate, unless a majority of our directors and a majority of our independent directors determine that substantial justification for the excess exists and the excess is reasonable. During the year ended December 31, 2012, we did not purchase any properties from our Advisor, its affiliates or a director.

Competition in Acquiring, Leasing and Operating Properties

Conflicts of interest will exist to the extent that we may acquire, or seek to acquire, properties in the same geographic areas where properties owned by other programs sponsored by affiliates of our Advisor are located. In such a case, a conflict could arise in the acquisition or leasing of properties if we and another program sponsored by affiliates of our Advisor were to compete for the same properties or tenants in negotiating leases, or a conflict could arise in connection with the resale of properties if we and another program sponsored by affiliates of our Advisor were to attempt to sell similar properties at the same time. Conflicts of interest also may exist at such time as we or our affiliates managing property on our behalf seek to employ developers, contractors or building managers, as well as under other circumstances. Our Advisor will seek to reduce conflicts relating to the employment of developers, contractors or building managers by making prospective employees aware of all such properties seeking to employ such persons. In addition, our Advisor will seek to reduce conflicts that may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all such properties. However, these conflicts cannot be fully avoided in that there may be established differing compensation arrangements for employees at different properties or differing terms for resales or leasing of the various properties.

Affiliated Dealer Manager

Since SC Distributors, our dealer manager, is an affiliate of our Advisor, we did not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter in connection with the Offering.

Affiliated Property Manager

The properties we acquire are managed and leased by our property manager, Carter Management, an affiliate of our Advisor, pursuant to a property management and leasing agreement. Carter Management serves as a property manager for properties owned by affiliated real estate programs, some of which may be in competition with our properties. Management fees paid to our property manager are based on a percentage of the rental income received by the managed properties.

Joint Ventures with Affiliates of Our Advisor

We may enter into joint ventures with other programs sponsored by affiliates of our Advisor (as well as other parties) for the acquisition, development or improvement of properties. We will not enter into a joint venture with our Sponsor, our Advisor, any director or any affiliate thereof, unless a majority of our directors, including a majority of our independent directors, not otherwise interested in such transaction, approve the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by the other joint ventures. Our Advisor and its affiliates may have conflicts of interest in determining which programs sponsored by affiliates of our Advisor should enter into any particular joint venture agreement. The co-venturer may have economic or business interests or goals which are or which may become inconsistent with our business interests or goals. In addition, should any such joint venture be consummated, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the co-venturer and in managing the joint venture. Since our Advisor and its affiliates will control both us and any affiliated co-venturer, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers.

Receipt of Fees and Other Compensation by Our Advisor and Its Affiliates

A transaction involving the purchase and sale of properties may result in the receipt of commissions, fees and other compensation by our Advisor and its affiliates, including acquisition and advisory fees, the dealer manager fee, property management and leasing fees, disposition fees, brokerage commissions and participation in net sale proceeds. Subject to oversight by our board of directors, our Advisor will have considerable discretion with respect to all decisions relating to the terms and timing of all transactions. Therefore, our Advisor may have conflicts of interest concerning certain actions taken on our behalf, particularly due to the fact that such fees generally will be payable to our Advisor and its affiliates regardless of the quality of the properties acquired or the services provided to us.

Employees

We have no direct employees. The employees of our Advisor and its affiliates provide services for us related to acquisition, property management, asset management, accounting, investor relations, and all other administrative services. The employees of SC Distributors, our affiliated dealer manager, provide wholesale brokerage services.

We are dependent on our Advisor and its affiliates for services that are essential to us, including the sale of shares of our common stock, asset acquisition decisions, property management and other general administrative responsibilities. In the event that these companies were unable to provide these services to us, we would be required to obtain such services from other sources.

Reportable Segments

We operate through two reportable business segments- data centers and medical facilities. See Note 15— "Segment Reporting" of the consolidated financial statements that accompany this Annual Report on Form 10-K.

Insurance

See the section captioned "—Description of Leases" above.

Competition

As we purchase properties for our portfolio, we are in competition with other potential buyers for the same properties, and may have to pay more to purchase the property than if there were no other potential acquirers or we may have to locate another property that meets our investment criteria. Although we generally acquire properties subject to existing leases, the leasing of real estate is highly competitive in the current market, and we may experience competition for tenants from owners and managers of competing projects. As a result, we may have to provide free rent, incur charges for tenant improvements, or offer other inducements, or we might not be able to timely lease the space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we will also be in competition with sellers of similar properties to locate suitable purchasers for its properties.

Concentration of Credit Risk and Significant Leases

As of December 31, 2012, we had cash on deposit, including restricted cash and escrowed funds, in five financial institutions, four of which had deposits in excess of current federally insured levels totaling $5.9 million; however we have not experienced any losses in such accounts. We limit cash investments to financial institutions with high credit standing; therefore, we believe we are not exposed to any significant risk on cash.

Based on leases of our properties in effect as of December 31, 2012, three tenants accounted for 10% or more of our 2012 gross annualized rental revenues. Total gross revenues received from these three tenants for the year ended December 31, 2012 was $10,774,000. The following table shows the tenants that accounted for 10% or more of our 2012 gross annualized rental revenues:

Tenant	Property	2012 Annualized Base Rent (in thousands)(1)	Percentage of Annualized Base Rent	Gross Leased Area (Sq Ft)	Lease Expiration Date
Level 3 Communications, LLC	180 Peachtree Data Center/ Southfield Data Center	$4,361	15%	185,239	05/31/2021 05/24/2027
Vanguard	Philadelphia Data Center	$3,497	12%	121,000	12/31/2024
Akron General Health System	Akron General Medical Center	$2,916	10%	98,705	06/28/2025
		$10,774		404,944	

(1) Annualized base rent is based on contractual base rent from leases in effect as of December 31, 2012. The loss of the tenant or their inability to pay rent could have a material adverse effect on our business and results of operations. Annualized base rent is substantially equivalent to annualized effective rent.

As of December 31, 2011, we had one tenant, Catholic Health Initiatives, which accounted for 100% of our 2011 gross annualized rental revenue. As of December 31, 2010, no leases were in effect.

The following table shows the segment diversification of our real estate portfolio, including properties owned through consolidated partnerships, based on gross annualized rental revenue as of December 31, 2012:

Industry	Total Number of Leases	Gross Leased Area (Sq Ft)	2012 Annualized Base Rent (in thousands)(1)	Percentage of Annualized Base Rent
Data Centers	13	784,198	$16,765	58.3%
Medical Facilities	10	461,128	11,984	41.7%
	23	1,245,326	$28,749	100%

(1) Annualized base rent is based on contractual base rent from leases in effect as of December 31, 2012. Annualized base rent is substantially equivalent to annualized effective rent.

As of December 31, 2011, we owned one property that was classified as a data center, which accounted for 100% of our 2011 annualized rental revenues. As of December 31, 2010, no leases were in effect.

Based on leases of our properties in effect as of December 31, 2012, the following table shows the MSAs diversification of our real properties that accounted for 10% or more of our 2012 gross rental revenues:

Location	Total Number of Leases	Gross Leased Area (Sq Ft)	2012 Annualized Base Rent (in thousands)(1)	Percentage of Annualized Base Rent
Dallas-FT. Worth-Arlington, TX	4	301,832	$ 7,721	26.9%
Atlanta-Sandy Springs-Marietta, GA	7	370,816	7,104	24.7%
Philadelphia-Camden-Wilmington, PA	1	121,000	3,497	12.2%
Akron, OH	1	98,705	2,916	10.1%
	13	892,353	$21,238	

(1) Annualized base rent is based on contractual base rent from leases in effect as of December 31, 2012. Annualized base rent is substantially equivalent to annualized effective rent.

Environmental Matters

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. In connection with ownership and operation of real estate, the Company may be potentially liable for costs and damages related to environmental matters. We take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of most properties that we acquire. We also carry environmental liability insurance on our properties, which provides coverage for pollution liability for third party bodily injury and property damage claims.

Available Information

We electronically file our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports with the SEC. We have also filed Registration Statements on Form S-11, amendments to our Registration Statements and supplements to our prospectuses in connection with our Offering. Copies of our filings with the SEC may be obtained from the SEC's website, *http://www.sec.gov*. Access to these filings is free of charge. In addition, we make such materials that are electronically filed with the SEC, available at www.*cvmissioncriticalreit.com* as soon as reasonably practicable. They are also available for printing by any stockholder upon request.

Item 1A. Risk Factors.

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate.

Risks Related to an Investment in Carter Validus Mission Critical REIT, Inc.

We have no prior operating history or established financing sources, and the prior performance of real estate investment programs sponsored by affiliates of our Advisor may not be an indication of our future results.

We have limited operating history and our stockholders should not rely upon the past performance of other real estate investment programs sponsored by affiliates of our Advisor to predict our future results. We were incorporated on December 16, 2009. Therefore, the prior performance of real estate investment programs sponsored by John Carter, Mario Garcia, Jr., Robert Peterson and Robert Winslow and other affiliates of our Advisor may not be indicative of our future results.

Moreover, neither we nor our Advisor have any established financing sources. Presently, both we and our Advisor are funded by capital contributions from Carter/Validus REIT Investment Management Company, LLC, a Florida limited liability company, which is directly or indirectly controlled by Messrs. Carter and Garcia. If our capital resources, or those of our Advisor, are insufficient to support our operations, we will not be successful.

There is no public trading market for our shares and there may never be one; therefore, it may be difficult for our stockholders to sell their shares.

There currently is no public market for our shares and there may never be one. If our stockholders are able to find a buyer for their shares, they may not sell their shares unless the buyer meets applicable suitability and minimum purchase standards and the sale does not violate state securities laws. Our charter also prohibits the ownership of more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% (in value or number of shares, whichever is more restrictive) of any class or series of the outstanding shares of our stock by any one person, unless exempted by our board of directors, which may deter large investors from purchasing our stockholders' shares. Moreover, our share repurchase program includes numerous restrictions that would limit our stockholders ability to sell their shares to us. Our board of directors may reject any request for repurchase of shares, suspend (in whole or in part) the share repurchase program at any time and from time to time upon notice to our stockholders and amend or terminate our share repurchase program at any time upon 30 days' notice to our stockholders. Therefore, it may be difficult for stockholders to sell their shares promptly or at all. If stockholders are able to sell their shares, they likely will have to sell them at a substantial discount to the price they paid for the shares. It also is likely that stockholders' shares would not be accepted as the primary collateral for a loan.

We may suffer from delays in locating suitable investments, which could adversely affect our ability to make distributions and the value of our stockholders' investment.

Except for investors who purchase shares in the Offering after such time as the prospectus for the Offering is supplemented to describe one or more identified investments, our stockholders will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. Our stockholders must rely entirely on the management ability of our Advisor and the oversight of our board of directors. We cannot be sure that our Advisor will be successful in obtaining investments on financially attractive terms or at all, or that, if it makes investments on our behalf, our objectives will be achieved. We could suffer from delays in locating suitable investments, particularly as a result of our reliance on our Advisor at times when management of our Advisor is simultaneously seeking to locate suitable investments for other affiliated programs. Delays we encounter in the selection, acquisition and, if we develop properties, development of income-producing properties, likely would adversely affect our ability to make distributions and the value of our stockholders' overall returns. In such event, we may pay all or a substantial portion of our distributions from the proceeds of the Offering or from borrowings in anticipation of future cash flow, which may constitute a return on the capital, of our stockholders. Distributions from the proceeds of the Offering or from borrowings also could reduce the amount of capital we ultimately invest in properties. This, in turn, would reduce the value of our stockholders' investment. In particular, if we acquire properties prior to the start of construction or during the early stages of construction, it typically will take at least several months to complete construction and rent available space. Therefore, our stockholders could suffer delays in the receipt of cash distributions attributable to those particular properties. If our Advisor is unable to obtain additional suitable investments for us, we will hold the uninvested proceeds of the Offering in an interest-bearing account or invest such proceeds in short-term, investment-grade investments. If we cannot invest all of the proceeds from the Offering within a reasonable amount of time, or if our board of directors determines it is in the best interests of our stockholders, we will return the uninvested proceeds to investors and investors may receive less than the amount they initially invested in the Offering.

Our dealer manager has limited experience in public offerings, which may affect the amount of funds it raises in the Offering.

Our dealer manager, SC Distributors, was formed in March 2009 and has conducted a limited number of other public offerings such as the Offering. This lack of experience may affect the way in which our dealer manager conducts the Offering. In addition, because the Offering is a "best efforts" basis, we may not raise proceeds in the Offering sufficient to meet our investment objectives.

Our properties are, and we expect future properties primarily will be, located in the continental United States and will be affected by the current economic downturn, as well as economic cycles and risks inherent to that area.

We expect to use substantially all the net proceeds of the Offering to acquire commercial real estate located in the continental United States. Real estate markets are subject to economic downturns, as they have been in the past, and we cannot predict how economic conditions will impact this market in both the short and long term. Declines in the economy or a decline in the real estate market in the continental United States could hurt our financial performance and the value of our properties. The factors affecting economic conditions in the continental United States include:

- financial performance and productivity of the publishing, advertising, financial, technology, retail, insurance and real estate industries;
- business layoffs or downsizing;
- industry slowdowns;
- relocations of businesses;
- changing demographics;
- increased telecommuting and use of alternative work places;
- infrastructure quality;
- any oversupply of, or reduced demand for, real estate;
- concessions or reduced rental rates under new leases for properties where tenants defaulted; and
- increased insurance premiums.

The current market environment may adversely affect our operating results, financial condition and ability to pay distributions.

The capital and credit markets have been experiencing extreme volatility and disruption in recent years. A protracted economic downturn could have a negative impact on our portfolio. If real property or other real estate-related asset values continue to decline after we acquire them, we may have a difficult time making new acquisitions or generating returns on our stockholders' investments. If the current debt market environment persists, we may modify our investment strategy in order to optimize our portfolio performance. Our options would include limiting or eliminating the use of debt and focusing on those investments that do not require the use of leverage to meet our portfolio goals.

If the current economic downturn persists or if there is any further local, national or global worsening of the current economic downturn, our businesses and future profitability will be adversely affected.

Our stockholders may be more likely to sustain a loss on their investment because our Sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Our Sponsor has only invested $200,000 in us through the purchase of 20,000 shares of our common stock at $10.00 per share and may not have as much economic incentive as do sponsors who have invested more equity in their companies. Additionally, if we are successful in raising enough proceeds in the Offering to be able to reimburse our Sponsor for our significant organization and offering expenses, our Sponsor will have little exposure to loss in value of our shares. Without this exposure, our stockholders may be at a greater risk of loss because our Sponsor may have less to lose from a decrease in the value of our shares than does a sponsor that makes more significant equity investments in its company.

Distributions paid from sources other than our cash flow from operations will result in us having fewer funds available for the acquisition of properties and other real estate-related investments, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect our stockholders' overall return.

We have paid, and may continue to pay, distributions from sources other than from our cash flow from operations. For the year ended December 31, 2012, our cash flow provided by operations of $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid (total distributions were $6.0 million, of which $3.2 million were paid in cash and $2.8 million were reinvested in shares of our common stock pursuant to our DRIP) during such period, such shortfall was paid from proceeds from the Offering and common stock issued pursuant to our DRIP. For the year ended December 31, 2011, our cash flow used in operations of approximately $0.1 million was a shortfall of $0.5 million, or 100%, of our distributions paid (total distributions were approximately $0.5 million, of which, $0.2 million were paid in cash and $0.3 million were reinvested in shares of our common stock pursuant to our DRIP) during such period, and such shortfall was paid from proceeds from the Offering and common stock issued pursuant to the DRIP.

We do not have any limits on the sources of funding distribution payments to our stockholders. We may pay, and have no limits on the amounts we may pay, distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our Advisor, our Advisor's deferral, suspension and/or waiver of its fees and expense reimbursements and offering proceeds. Until we acquire additional properties or other real estate-related investments, we may not generate sufficient cash flow from operations to pay distributions. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute stockholders' interest in us if we sell shares of our common stock to third party investors. If we fund distributions from the proceeds of the Offering, we will have less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our ability to generate sufficient cash flow from operations to pay distributions. As a result, the return stockholders realize on their investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the above-mentioned sources could restrict our ability to generate sufficient cash flow from operations, affect our profitability and/or affect the distributions payable to our stockholders upon a liquidity event, any or all of which may have an adverse effect on their investment.

We have experienced losses in the past, and we may experience additional losses in the future.

Historically, we have experienced net losses and we may not be profitable or realize growth in the value of our investments. Many of our losses can be attributed to start-up costs and operating costs incurred prior to purchasing properties or making other investments that generate revenue and acquisition related expenses. Please see the "Selected Financial Data" section of the Annual Report on Form 10-K, as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and our consolidated financial statements and the notes included in this Annual Report on Form 10-K for a discussion of our operational history and the factors for our losses.

The offering price for our shares is not based on the book value or net asset value of our current expected investments or our current or expected operating income.

The offering price for our shares is not based on the book value or net asset value of our current or expected investment or our current or expected operating income. Our board of directors does not intend to provide an estimate of the value of our assets until 18 months after the end of the offering period. Until such time as our board of directors determines a reasonable estimate of the value of our assets, the price of our shares is not intended to reflect our per share net asset value.

A high concentration of our properties in a particular MSA, or with tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.

As of December 31, 2012, we owned 15 properties, located in eleven MSAs (including two properties owned through consolidated partnerships), four of which accounted for 10.0% or more of our annualized rental revenues. Properties located in the Dallas-Ft. Worth-Arlington, Texas area accounted for 26.9% of our 2012 annualized rental revenues, properties located in the Atlanta-Sandy Springs-Marietta, Georgia area accounted for 24.7% of our 2012 annualized rental revenues, properties located in the Philadelphia-Camden-Wilmington, Pennsylvania area accounted for 12.3% of our 2012 annualized rental revenues, and properties located in the Akron, Ohio area accounted for 10.1% of our 2012 annualized rental revenues. Accordingly, there is a geographic concentration of risk subject to fluctuations in each MSA's economy. Geographic concentration of our properties exposes us to economic downturns in the areas where our properties are located. A regional or local recession in any of these areas could adversely affect our ability to generate or increase operating revenues, attract new tenants or dispose of unproductive properties. Similarly, if tenants of our properties become concentrated in a certain industry or industries, any adverse effect to that industry generally would have a disproportionately adverse effect on our portfolio.

If our Advisor loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of our stockholders' investment.

Our success depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our Advisor, including Messrs. Carter, Garcia, Miller, Seton, Sakow, Peterson and Winslow, each of whom would be difficult to replace. Our Advisor does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or our Advisor. If any of our key personnel were to cease their affiliation with our Advisor, our operating results could suffer. Further, we do not intend to separately maintain key person life insurance on Messrs. Carter, Garcia, Miller, Seton, Sakow, Peterson and Winslow or any other person. We believe that our future success depends, in large part, upon our Advisor's ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure our stockholders that our

Advisor will be successful in attracting and retaining such skilled personnel. If our Advisor loses or is unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of our stockholders' investment may decline.

Our rights and the rights of our stockholders to recover claims against our officers, directors and our Advisor are limited, which could reduce their and our recovery against them if they cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation's best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, subject to certain limitations set forth therein or under Maryland law, our charter provides that no director or officer will be liable to us or our stockholders for money damages, requires us to indemnify and advance expenses to our directors, officers and Advisor and our Advisor's affiliates and permits us, with approval of our board of directors or a committee of the board of directors to indemnify our employees and agents. Although our charter does not allow us to indemnify or hold harmless an indemnitee to a greater extent than permitted under Maryland law and the North American Securities Administrators Association ("NASAA") REIT Guidelines, we and our stockholders may have more limited rights against our directors, officers, employees and agents, and our Advisor and its affiliates, than might otherwise exist under common law, which could reduce stockholders and our ability to recover against them. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or our Advisor and its affiliates in some cases, which would decrease the cash otherwise available for distribution to stockholders.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions, make additional investments and service our debt.

As of December 31, 2012, we had cash and cash equivalents in excess of federally insurable limits. The Federal Deposit Insurance Corporation only insures interest-bearing accounts in amounts up to $250,000 per depositor per insured bank. While we monitor our cash balance in our operating accounts, if any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000. The loss of our deposits may have a material adverse effect on our financial condition.

Risks Related to Conflicts of Interest

We are subject to conflicts of interest arising out of our relationships with our Advisor and its affiliates, including the material conflicts discussed below. See the "Conflicts of Interest" section of Part I, Item I. of this Annual Report on Form 10-K.

Our Advisor will face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor, which could adversely affect our investment opportunities.

Affiliates of our Advisor have sponsored and may sponsor one or more other real estate investment programs in the future. We may buy properties at the same time as one or more of the other programs sponsored by affiliates of our Advisor and managed by officers and key personnel of our Advisor. There is a risk that our Advisor will choose a property that provides lower returns to us than a property purchased by another program sponsored by affiliates of our Advisor. We cannot be sure that officers and key personnel acting on behalf of our Advisor and on behalf of managers of other programs sponsored by affiliates of our Advisor will act in our best interests when deciding whether to allocate any particular property to us. In addition, we may acquire properties in geographic areas where other programs sponsored by affiliates of our Advisor own properties. Also, we may acquire properties from, or sell properties to, other programs sponsored by affiliates of our Advisor. If one of the other programs sponsored by affiliates of our Advisor attracts a tenant that we are competing for, we could suffer a loss of revenue due to delays in locating another suitable tenant. Stockholders will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making their investment. Similar conflicts of interest may apply if our Advisor determines to make or purchase mortgage, bridge or mezzanine loans or participations therein on our behalf, since other programs sponsored by affiliates of our Advisor may be competing with us for these investments.

Our Advisor faces conflicts of interest relating to joint ventures with its affiliates, which could result in a disproportionate benefit to the other venture partners at our expense.

We have entered into, and may enter into additional, joint ventures with other programs sponsored by affiliates of our Advisor for the acquisition, development or improvement of properties. Our Advisor may have conflicts of interest in determining which program sponsored by affiliates of our Advisor should enter into any particular joint venture agreement. In addition, our Advisor may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated co-venturer managing the joint venture. Since our Advisor and its affiliates will control both the affiliated co-venturer and, to a certain extent, us, agreements and transactions between the co-venturers with respect to any such joint venture will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our investment in the joint venture.

Our Advisor and its officers and certain of its key personnel face competing demands relating to their time, and this may cause our operating results to suffer.

Our Advisor and its officers and employees and certain of our key personnel and their respective affiliates are key personnel, general partners and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to ours and may have other business interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than is necessary or appropriate. If this occurs, the returns on our investments may suffer.

Our officers and directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our business strategy and generate returns to our stockholders.

Certain of our executive officers and directors, including John Carter, who also serves as the chairman of our board of directors, Mario Garcia, Jr. Todd Sakow and Lisa Drummond, also are officers and/or directors of our Advisor, our property manager, our dealer manager and/or other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities and their stockholders and limited partners, which fiduciary duties may conflict with the duties that they owe to us and our stockholders. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to:

- allocation of new investments and management time and services between us and the other entities,
- our purchase of properties from, or sale of properties, to affiliated entities,
- the timing and terms of the investment in or sale of an asset,
- development of our properties by affiliates,
- investments with affiliates of our advisor,
- compensation to our advisor, and
- our relationship with our dealer manager and property manager.

If we do not successfully implement our business strategy, we may be unable to generate cash needed to continue to make distributions to our stockholders and to maintain or increase the value of our assets.

Our Advisor faces conflicts of interest relating to the performance fee structure under our Advisory Agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Under our Advisory Agreement, our Advisor or its affiliates are entitled to fees that are structured in a manner intended to provide incentives to our Advisor to perform in our best interests and in the best interests of our stockholders. However, because our Advisor does not maintain a significant equity interest in us and is entitled to receive substantial minimum compensation regardless of performance, our Advisor's interests are not wholly aligned with those of our stockholders. In that regard, our Advisor could be motivated to recommend riskier or more speculative investments, or to use additional debt when acquiring assets, in order for us to generate the specified levels of performance or sales proceeds that would entitle our Advisor to fees. In addition, our Advisor's or its affiliates' entitlement to fees upon the sale of our assets and to participate in sale proceeds could result in our Advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle our Advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest. Our Advisory Agreement requires us to pay a performance-based termination fee to our Advisor or its affiliates if we terminate the Advisory Agreement and have not paid our Advisor a subordinated incentive listing fee to our Advisor in connection with the listing of our shares for trading on an exchange. To avoid paying this fee, our independent directors may decide against terminating the Advisory Agreement prior to our listing of our shares even if, but for the termination fee, termination of the Advisory Agreement would be in our best interest. In addition, the requirement to pay the fee to our Advisor or its affiliates at termination could cause us to make different investment or disposition decisions than we would otherwise make in order to satisfy our obligation to pay the fee to the terminated Advisor. Moreover, our Advisor will have the right to terminate the Advisory Agreement upon a change of control of our company and thereby trigger the payment of the performance fee, which could have the effect of delaying, deferring or preventing the change of control.

There is no separate counsel for us and our affiliates, which could result in conflicts of interest.

Morris, Manning & Martin, LLP acts as legal counsel to us and also represents our Advisor and some of its affiliates. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, Morris, Manning & Martin, LLP may be precluded from representing any one or all such parties. If any situation arises in which our interests appear to be in conflict with those of our Advisor or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should a conflict of interest not be readily apparent, Morris, Manning & Martin, LLP may inadvertently act in derogation of the interest of the parties, which could affect our ability to meet our investment objectives.

Risks Related to Our Corporate Structure

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. In this connection, among other things, unless exempted by our board of directors, no person may own more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% (in value or number, whichever is more restrictive) of any class or series of the outstanding shares of our stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of common stockholders or discourage a third party from acquiring us in a manner that might result in a premium price to our stockholders.

Our charter permits our board of directors to issue up to 350,000,000 shares of stock. In addition, our board of directors, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series of stock that we have authority to issue. Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any such stock. Thus, if also approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or independent legal counsel, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have a priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all our assets) that might provide a premium price for holders of our common stock.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired and may limit our stockholders' ability to exit the investment.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the corporation's outstanding voting stock; or
- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if our board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between a Maryland corporation and an interested stockholder generally must be recommended by our board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The business combination statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has exempted from the business combination statute any business combination involving our Advisor or any of its affiliates. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and our Advisor or any of its affiliates. As a result, our Advisor and any of its affiliates may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Maryland law limits the ability of a third-party to buy a large stake in us and exercise voting power in electing directors.

The Maryland Control Share Acquisition Act provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer, directly or indirectly, to exercise or direct the exercise of voting power of shares of stock in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Stockholders' investment return may be reduced if we are required to register as an investment company under the Investment Company Act of 1940.

The Company is not registered, and does not intend to register itself or any of its subsidiaries, as an investment company under the Investment Company Act of 1940 (the "Investment Company Act"). If we become obligated to register the Company or any of its subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

The Company intends to conduct its operations directly and through wholly or majority-owned subsidiaries, so that the Company and each of its subsidiaries do not fall within the definition of an "investment company" under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an "investment company" if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an "investment company" if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets on an unconsolidated basis, which we refer to as the "40% test."

The Company intends to conduct its operations so that the Company and most, if not all, of its wholly and majority-owned subsidiaries will comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine the compliance of the Company and each wholly and majority-owned subsidiary with this test. We expect that most, if not all, of the Company's wholly-owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute "investment securities." Accordingly, we believe that the Company and most, if not all, of its wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

Since we are primarily engaged in the business of acquiring real estate, we believe that the Company and most, if not all, of its wholly and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act. If the Company or any of its wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of "investment company," we intend to rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act.

Under Section 3(c)(5)(C), the SEC staff generally requires the Company to maintain at least 55% of its assets directly in qualifying assets and at least 80% of the entity's assets in qualifying assets and in a broader category of real estate-related assets to qualify for this exception. Mortgage-related securities may or may not constitute such qualifying assets, depending on the characteristics of the mortgage-related securities, including the rights that we have with respect to the underlying loans. The Company's ownership of mortgage-related securities, therefore, is limited by provisions of the Investment Company Act and SEC staff interpretations.

The method we use to classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Accordingly, no assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for an exclusion from regulation under the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act.

A change in the value of any of our assets could cause us or one or more of our wholly or majority-owned subsidiaries to fall within the definition of "investment company" and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To avoid being required to register the Company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

If we were required to register the Company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

A proposed change in U.S. accounting standards for leases could reduce the overall demand to lease our properties.

The existing accounting standards for leases require lessees to classify their leases as either capital or operating leases. Under a capital lease, both the leased asset, which represents the tenant's right to use the property, and the contractual lease obligation are recorded on the tenant's balance sheet if one of the following criteria are met: (i) the lease transfers ownership of the property to the lessee by the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the non-cancellable lease term is more than 75% of the useful life of the asset; or (iv) the present value of the minimum lease payments equals 90% or more of the leased property's fair value. If the terms of the lease do not meet these criteria, the lease is considered an operating lease, and no leased asset or contractual lease obligation is recorded by the tenant.

Recently, the U.S. Financial Accounting Standards Board (the "FASB") and the International Accounting Standards Board ("IASB") initiated a joint project to develop new guidelines to lease accounting. The FASB and IASB (collectively, the "Boards") recently issued Exposure Drafts (the "Exposure Drafts"), which propose substantial changes to the current lease accounting standards, primarily by eliminating the concept of operating lease accounting. As a result, a lease asset and obligation would be recorded on the tenant's balance sheet for all lease arrangements. In addition, the Exposure Drafts could impact the method in which contractual lease payments would be recorded. In order to mitigate the effect of the proposed lease accounting, tenants may seek to negotiate certain terms within new lease arrangements or modify terms in existing lease arrangements, such as shorter lease terms, which would generally have less impact on tenant balance sheets. Also, tenants may reassess their lease-versus-buy strategies. This could result in a greater renewal risk, a delay in investing proceeds from our Offering or shorter lease terms, all of which may negatively impact our operations and our ability to pay distributions to you.

The Exposure Drafts do not include a proposed effective date, are still being deliberated, and are subject to change. The Boards intend to complete their deliberations and publish a revised exposure draft during the first half of 2013; however, a final standard is not expected to be issued until 2013 or 2014.

If our stockholders do not agree with the decisions of our board of directors, our stockholders only have limited control over changes in our policies and operations and may not be able to change such policies and operations.

Our board of directors determines our major policies, including our policies regarding investments, financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders except to the extent that such policies are set forth in our charter. Under the Maryland General Corporation Law and our charter, our stockholders have a right to vote only on the following:

- the election or removal of directors;
- any amendment of our charter (including a change in our investment objectives), except that our board of directors may amend our charter without stockholder approval to (a) increase or decrease the aggregate number of our shares or the number of shares of any class or series that we have the authority to issue, (b) effect certain reverse stock splits, and (c) change our name or the name or other designation or the par value of any class or series of our stock and the aggregate par value of our stock;
- our liquidation or dissolution; and
- certain mergers, reorganizations of our company, consolidations or sales or other dispositions of all or substantially all our assets, as provided in our charter and under Maryland law.

All other matters are subject to the discretion of our board of directors.

Our board of directors may change our investment policies without stockholder approval, which could alter the nature of our stockholders' investments.

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interest of our stockholders. These policies may change over time. The methods of implementing our investment policies also may vary, as new real estate development trends emerge and new investment techniques are developed. Except to the extent that policies and investment limitations are included in our charter, our investment policies, the methods for their implementation, and our other objectives, policies and procedures may be altered by our board of directors without the approval of our stockholders. As a result, the nature of stockholders' investment could change without their consent.

Because of our holding company structure, we depend on our Operating Partnership and its subsidiaries for cash flow and we will be structurally subordinated in right of payment to the obligations of such operating subsidiary and its subsidiaries.

We are a holding company with no business operations of our own. Our only significant asset is and will be the general partnership interests of our Operating Partnership. We conduct, and intend to continue to conduct, all of our business operations through our Operating Partnership. Accordingly, our only source of cash to pay our obligations is distributions from our Operating Partnership and its subsidiaries of their net earnings and cash flows. We cannot assure our stockholders that our Operating Partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of our Operating Partnership's subsidiaries is a distinct legal entity and under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. In addition, because we are a holding company, stockholders' claims will be structurally subordinated to all existing and future liabilities and obligations of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our Operating Partnership and its subsidiaries will be able to satisfy stockholders' claims only after all of our and our Operating Partnership's and its subsidiaries' liabilities and obligations have been paid in full.

Our stockholders are limited in their ability to sell their shares pursuant to our share repurchase program and may have to hold their shares for an indefinite period of time.

Our board of directors may reject any request for repurchase of shares, suspend (in whole or in part) the share repurchase program at any time and from time to time upon notice to our stockholders and amend, suspend, reduce, terminate or otherwise change our share repurchase program at any time upon 30 days' notice to our stockholders for any reason it deems appropriate. Because we only repurchase shares on a monthly basis, depending upon when during the month our board of directors makes this determination, it is possible that our stockholders would not have any additional opportunities to have their shares repurchased under the prior terms of the program, or at all, upon receipt of the notice. In addition, the share repurchase program includes numerous restrictions that would limit stockholders' ability to sell their shares. Generally, stockholders must have held their shares for at least one year in order to participate in our share repurchase program, subject to the right of our board of directors to waive such holding requirement in the event of the death or qualifying disability of a stockholder, or other involuntary exigent circumstances. Subject to funds being available, the purchase price for shares repurchased under our share repurchase program will be as set forth below until we establish an estimated value of our shares (unless the shares are being redeemed in connection with a stockholder's death or qualifying disability). We do not currently anticipate obtaining appraisals for our investments (other than investments in transactions with affiliates) and, accordingly, the estimated value of our investments should not be viewed as an accurate reflection of the fair market value of our investments nor will they represent the amount of net proceeds that would result from an immediate sale of our assets. We expect to begin establishing an estimated value of our shares based on the value of our real estate and real estate-related investments beginning 18 months after the close of the Offering. We will retain persons independent of us and our Advisor to prepare the estimated value of our shares. Prior to establishing the estimated value of our shares and unless the shares are being redeemed in connection with a stockholder's death or qualifying disability, the price per share that we will pay to repurchase shares of our common stock will be as follows: (a) for stockholders who have continuously held their shares of our common stock for at least one year, the price will be 92.5% of the amount paid for each such share, (b) for stockholders who have continuously held their shares of our common stock for at least two years, the price will be 95.0% of the amount paid for each such share, (c) for stockholders who have continuously held their shares of our common stock for at least three years, the price will be 97.5% of the amount paid for each such share, and (d) for stockholders who have held their shares of our common stock for at least four years, the price will be 100.0% of the amount paid for each such share (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). These limits might prevent us from accommodating all repurchase requests made in any year. These restrictions severely limit our stockholders' ability to sell their shares should they require liquidity, and limit their ability to recover the value such stockholders invested or the fair market value of their shares. As a result, stockholders should not rely on our share repurchase program to provide them with liquidity.

Our stockholders' interest in us will be diluted if we issue additional shares.

Existing stockholders and potential investors in the Offering do not have preemptive rights to any shares issued by us in the future. Our charter currently has authorized 350,000,000 shares of stock, of which 300,000,000 shares are designated as common stock and 50,000,000 are designated as preferred stock. Subject to any limitations set forth under Maryland law, our board of directors may increase or decrease the aggregate number of authorized shares of stock, increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without the necessity of obtaining stockholder approval. All such shares may be issued in the discretion of our board of directors except that issuance of preferred stock must also be approved by a majority of our independent directors not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel. Further, we have adopted the Carter Validus Mission Critical REIT, Inc. 2010 Restricted Share Plan (the "Incentive Plan"), pursuant to which we have the power and authority to grant restricted or deferred stock awards to persons eligible under the Incentive Plan. We have authorized and reserved 300,000 shares of our common stock for issuance under the Incentive Plan and have granted 3,000 restricted shares of common stock to each of our independent directors in connection with such director's initial election to our board of directors, and 3,000 shares in connection with such director's subsequent election or re-election, as applicable. Existing stockholders and investors purchasing shares in the Offering likely will suffer dilution of their equity investment in us, if we:

- sell shares pursuant to the Offering or sell additional shares in the future, including those issued pursuant to our distribution reinvestment plan;
- sell securities that are convertible into shares of our common stock;
- issue shares of our common stock in a private offering of securities to institutional investors;
- issue additional restricted share awards to our directors;
- issue shares to our Advisor or its successors or assigns, in payment of an outstanding fee obligation as set forth under our Advisory Agreement; or
- issue shares of our common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of our Operating Partnership.

In addition, the partnership agreement for our Operating Partnership contains provisions that would allow, under certain circumstances, other entities, including other programs affiliated with our Advisor and its affiliates, to merge into or cause the exchange or conversion of their interest for interests of our Operating Partnership. Because the limited partnership interests of our Operating Partnership may, in the discretion of our board of directors, be exchanged for shares of our common stock, any merger, exchange or conversion between our Operating Partnership and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders.

If we internalize our management functions, the percentage of our outstanding common stock owned by our stockholders could be reduced, and we could incur other significant costs associated with being self-administered.

In the future, our board of directors may consider internalizing the functions performed for us by our Advisor. The method by which we could internalize these functions could take many forms, including without limitation, acquiring our Advisor. There is no assurance that internalizing our management functions will be beneficial to us and our stockholders. An acquisition of our Advisor's assets could result in dilution of our stockholders' interests and could reduce earnings per share and funds from operation per share. Additionally, we may not realize the perceived benefits, we may not be able to properly integrate a new staff of managers and employees or we may not be able to effectively replicate the services provided previously by our Advisor, property manager or their affiliates. Internalization transactions involving the acquisition of advisors or property managers affiliated with entity sponsors have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims, which would reduce the amount of funds available for us to invest in properties or other investments and to pay distributions. All of these factors could have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

Payment of fees and reimbursements to our Advisor, our dealer manager and their affiliates reduces cash available for investment and distribution.

We pay to our dealer manager up to 9.75% of our gross offering proceeds in the form of selling commissions and a dealer manager fee, much of which is reallowed to participating broker-dealers. We also reimburse our Advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15% of the gross offering proceeds as on the date of the reimbursement. In addition, we pay substantial fees to our Advisor and its affiliates for the services they provide to us. The payment of these fees and the reimbursements of these expenses reduces the amount of cash available for investment in properties or distribution to stockholders.

We may be unable to maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to our stockholders. Distributions are based principally on cash available from our operations. The amount of cash available for distributions is affected by many factors, such as our ability to buy properties as offering proceeds become available, rental income from such properties and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. With no prior operating history, we cannot assure our stockholders that we will be able to maintain our current level of distributions or that distributions will increase over time. We also cannot give any assurance that rents from the properties will increase, that securities we may buy will increase in value or provide constant or increased distributions over time, or that future acquisitions of real properties, mortgage, bridge or mezzanine loans or any investments in securities will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rate to stockholders. We may not have sufficient cash from operations to make a distribution required to maintain our REIT status. We may make distributions from the proceeds of the Offering or from borrowings in anticipation of future cash flow. Any such distributions will constitute a return of capital and may reduce the amount of capital we ultimately invest in properties and negatively impact the value of our stockholders' investment.

General Risks Related to Investments in Real Estate

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, which may prevent us from being profitable or from realizing growth in the value of our real estate properties.

Our operating results are subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;
- changes in supply of or demand for similar or competing properties in an area;

- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;
- changes in tax, real estate, environmental and zoning laws; and
- periods of high interest rates and tight money supply.

These and other reasons may prevent us from being profitable or from realizing growth or maintaining the value of our real estate properties.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which would reduce our cash flow from operations and the amount available for distributions to our stockholders.

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Title 11 of the bankruptcy laws of the United States. Such a bankruptcy filing would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be paid currently. If a lease is assumed, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would have a general unsecured claim for damages. If a lease is rejected, it is unlikely we would receive any payments from the tenant because our claim is capped at the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. This claim could be paid only if funds were available, and then only in the same percentage as that realized on other unsecured claims.

A tenant or a lease guarantor in bankruptcy could delay efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. Such an event could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available for distributions to our stockholders. In the event of a bankruptcy, we cannot assure our stockholders that the tenant or its trustee will assume our lease. If a given lease, or guaranty of a lease, is not assumed, our cash flow and the amounts available for distributions to our stockholders may be adversely affected.

If a sale-leaseback transaction is re-characterized in a tenant's bankruptcy proceeding, our financial condition could be adversely affected.

We may enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be re-characterized as either a financing or a joint venture, either of which outcomes could adversely affect our business. If the sale-leaseback were re-characterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were re-characterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow and the amount available for distributions to our stockholders.

Properties that have vacancies for a significant period of time could be difficult to sell, which could diminish the return on our stockholders' investment.

A property may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, we may suffer reduced revenues, resulting in less cash to be distributed to stockholders. In addition, because properties' market values depend principally upon the value of the properties' leases, the resale value of properties with prolonged vacancies could suffer, which could further reduce our stockholders' return.

We may obtain only limited warranties when we purchase a property and would have only limited recourse if our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all our invested capital in the property as well as the loss of rental income from that property.

We may be unable to secure funds for future tenant improvements or capital needs, which could adversely impact our ability to pay cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, in order to attract replacement tenants, we expect that will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. In addition, although we expect that our leases with tenants will require tenants to pay routine property maintenance costs, we will likely be responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops. We will use substantially all of the Offering's gross proceeds to buy real estate and pay various fees and expenses. Accordingly, if we need additional capital in the future to improve or maintain our properties or for any other reason, we will have to obtain financing from other sources, such as cash flow from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to our stockholders.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or at all, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our stockholders that we will have funds available to correct such defects or to make such improvements. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such properties, which may lead to a decrease in the value of our assets and a reduction in the value of our stockholders' shares.

Some of our leases will not contain rental increases over time, or the rental increases may be less than fair market rate at a future point in time. Therefore, the value of the property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase the property.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

A lock-out provision is a provision that prohibits the prepayment of a loan during a specified period of time. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distributions to our stockholders. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of the shares, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Rising expenses could reduce cash flow and funds available for future acquisitions or distributions to our stockholders.

Any properties that we buy in the future will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that property for operating expenses. The properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. While we expect that many of our properties will be leased on a triple-net-lease basis or will require the tenants to pay all or a portion of such expenses, renewals of leases or future leases may not be negotiated on that basis, in which event we may have to pay those costs. If we are unable to lease properties on a triple-net-lease basis or on a basis requiring the tenants to pay all or some of such expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs, which could adversely affect funds available for future acquisitions or cash available for distributions.

If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.

We will carry comprehensive general liability coverage and umbrella liability coverage on all our properties with limits of liability which we deem adequate to insure against liability claims and provide for the costs of defense. Similarly, we are insured against the risk of direct physical damage in amounts we estimate to be adequate to reimburse us on a replacement cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the rehabilitation period. Material losses may occur in excess of insurance proceeds with respect to any property, as insurance may not be sufficient to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase specific coverage against terrorism as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our potential properties. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses. The Terrorism Risk Insurance Act of 2002 is designed for a sharing of terrorism losses between insurance companies and the federal government, and extends the federal terrorism insurance backstop through 2014. We cannot be certain how this act will impact us or what additional cost to us, if any, could result. If such an event damaged or destroyed one or more of our properties, we could lose both our invested capital and anticipated profits from such property.

Real estate-related taxes may increase and if these increases are not passed on to tenants, our income will be reduced.

Some local real property tax assessors may seek to reassess some of our properties as a result of our acquisition of the property. From time to time our property taxes may increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some tenant leases may permit us to pass through such tax increases to the tenants for payment, there is no assurance that renewal leases or future leases will be negotiated on the same basis. Increases not passed through to tenants will adversely affect our income, cash available for distributions, and the amount of distributions to our stockholders.

Covenants, conditions and restrictions may restrict our ability to operate a property.

Some of our properties may be contiguous to other parcels of real property, comprising part of the same commercial center. In connection with such properties, there are significant covenants, conditions and restrictions, known as "CC&Rs," restricting the operation of such properties and any improvements on such properties, and related to granting easements on such properties. Moreover, the operation and management of the contiguous properties may impact such properties. Compliance with CC&Rs may adversely affect our operating costs and reduce the amount of funds that we have available to pay distributions.

Our operating results may be negatively affected by potential development and construction delays and resultant increased costs and risks.

While we do not currently intend to do so, we may use proceeds from the Offering to acquire and develop properties upon which we will construct improvements. In such event, we will be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups, and our builder's ability to build in conformity with plans, specifications, budgeted costs, and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance also may be affected or delayed by conditions beyond the builder's control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.

While we do not currently intend to do so, we may invest in unimproved real property, subject to the limitations on investments in unimproved real property contained in our charter. For purposes of this paragraph, "unimproved real property" is real property which has not been acquired for the purpose of producing rental or other operating income, has no development or construction in process and on which no construction or development is planned in good faith to commence within one year. Returns from development of unimproved properties are also subject to risks associated with re-zoning the land for development and environmental concerns of governmental entities and/or community groups. Although we intend to limit any investment in unimproved property to property we intend to develop, our stockholders' investment nevertheless is subject to the risks associated with investments in unimproved real property.

Competition with third parties in acquiring properties and other investments may reduce our profitability and the return on our stockholders' investment.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, and other entities engaged in real estate investment activities, many of which have greater resources than we do. Larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investments may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability will be reduced and our stockholders may experience a lower return on their investment.

We will be subject to additional risks of our joint venture partner or partners when we enter into a joint venture, which could reduce the value of our investment.

We have entered and may continue to enter into joint ventures with other real estate groups. The success of a particular joint venture may be limited if our venture partner becomes bankrupt or otherwise is unable to perform its obligations in accordance with the terms of the particular joint venture arrangement. The joint venture partner may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, if we have a dispute with our joint venture partner, we could incur additional expenses and require additional time and resources from our Advisor, each of which could adversely affect our operating results and our stockholders' investment. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our investment in the joint venture.

Our properties face competition that may affect tenants' willingness to pay the amount of rent requested by us and the amount of rent paid to us may affect the cash available for distributions and the amount of distributions.

There will be numerous other properties within the market area of each of our properties that will compete with us for tenants. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional competitive properties are built in locations competitive with our properties, causing increased competition for customer traffic and creditworthy tenants. This could result in decreased cash flow from tenants and may require us to make capital improvements to properties that we would not have otherwise made, thus affecting cash available for distributions and the amount available for distributions to our stockholders.

Delays in acquisitions of properties may have an adverse effect on our stockholders' investment.

There may be a substantial period of time before all of the proceeds of the Offering are invested. Delays we encounter in the selection, acquisition and/or development of properties could adversely affect our stockholders' returns. Where properties are acquired prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, our stockholders could suffer delays in the payment of cash distributions attributable to those particular properties.

Costs of complying with governmental laws and regulations, including those relating to environmental matters, may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Environmental laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties, may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our ability to make distributions and may reduce the value of our stockholders' investment.

State and federal laws in this area are constantly evolving, and we intend to monitor these laws and take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of most properties that we acquire; however, we will not obtain an independent third-party environmental assessment for every property we acquire. In addition, any such assessment that we do obtain may not reveal all environmental liabilities or that a prior owner of a property did not create a material environmental condition not known to us. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims would materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our stockholders.

If we sell properties by providing financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to pay cash distributions to our stockholders.

Our recovery of an investment in a mortgage, bridge or mezzanine loan that has defaulted may be limited.

There is no guarantee that the mortgage, loan or deed of trust securing an investment will, following a default, permit us to recover the original investment and interest that would have been received absent a default. The security provided by a mortgage, deed of trust or loan is directly related to the difference between the amount owed and the appraised market value of the property. Although we intend to rely on a current real estate appraisal when we make the investment, the value of the property is affected by factors outside our control, including general fluctuations in the real estate market, rezoning, neighborhood changes, highway relocations and failure by the borrower to maintain the property. In addition, we may incur the costs of litigation in our efforts to enforce our rights under defaulted loans.

Our costs associated with complying with the Americans with Disabilities Act of 1990 may affect cash available for distributions.

Our properties are subject to the Americans with Disabilities Act of 1990 (the "Disabilities Act"). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or place the burden on the seller or other third party, such as a tenant, to ensure compliance with the Disabilities Act. However, we cannot assure our stockholders that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for Disabilities Act compliance may affect cash available for distributions and the amount of distributions to our stockholders.

Economic conditions may adversely affect our income and we could be subject to risks associated with acquiring discounted real estate assets.

U.S. and international markets are currently experiencing increased levels of volatility due to a combination of many factors, including decreasing values of home prices, limited access to credit markets, higher fuel prices, less consumer spending and fears of a national and global recession. The effects of the current market dislocation may persist as financial institutions continue to take the necessary steps to restructure their business and capital structures. As a result, this economic downturn has reduced demand for space and removed support for rents and property values. Since we cannot predict when the real estate markets will recover, the value of our properties may decline if current market conditions persist or worsen.

In addition, we are subject to the risks generally incident to the ownership of discounted real estate assets. Such assets may be purchased at a discount from historical cost due to, among other things, substantial deferred maintenance, abandonment, undesirable locations or markets, or poorly structured financing of the real estate or debt instruments underlying the assets, which has since lowered their value. Further, the continuing instability in the financial markets has limited the availability of lines of credit and the degree to which people and entities have access to cash to pay rents or debt service on the underlying assets. Such illiquidity has the effect of increasing vacancies, increasing bankruptcies and weakening interest rates commercial entities can charge consumers, which can all decrease the value of already discounted real estate assets. Should conditions worsen, the continued inability of the underlying real estate assets to produce income may weaken our return on our investments, which, in turn, may weaken our stockholders' return on investment.

Further, irrespective of the instability the financial markets may have on the return produced by discounted real estate assets, the evolving efforts to correct the instability make the valuation of such assets highly unpredictable. Though we intend to purchase real estate assets at a discount from historical cost, the fluctuation in market conditions makes judging the future performance of such assets difficult. There is a risk that we may not purchase real estate assets at absolute discounted rates and that such assets may continue to decline in value.

Risks Associated with Investments in the Medical Property Sector

Our real estate investments may be concentrated in medical facilities, making us more vulnerable economically than if our investments were diversified.

We are subject to risks inherent in concentrating investments in real estate. These risks resulting from a lack of diversification become even greater as a result of our business strategy to invest to a substantial degree in medical facilities. A further downturn in the commercial real estate industry generally could significantly adversely affect the value of our properties. A downturn in the healthcare industry could negatively affect our lessees' ability to make lease payments to us and our ability to make distributions to our stockholders. These adverse effects could be more pronounced than if we diversified our investments outside of real estate or if our portfolio did not include a concentration in medical facilities.

Certain of our properties may not have efficient alternative uses, so the loss of a tenant may cause us to not be able to find a replacement or cause us to spend considerable capital to adapt the property to an alternative use.

Some of the properties we have acquired or seek to acquire are medical facilities that may only be suitable for similar medical-related tenants. If we or our tenants terminate the leases for these properties or our tenants lose their regulatory authority to operate such properties, we may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues or additional capital expenditures required as a result may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our medical facilities and tenants may be unable to compete successfully, which could result in lower rent payments, reduce our cash flow from operations and amount available for distributions to our stockholders.

The medical facilities we have acquired or seek to acquire may face competition from nearby hospitals and other medical facilities that provide comparable services. Some of those competing facilities are owned by governmental agencies and supported by tax revenues, and others are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. These types of support are not available to our properties. Similarly, our tenants face competition from other medical practices in nearby hospitals and other medical facilities. Our tenants' failure to compete successfully with these other practices could adversely affect their ability to make rental payments, which could adversely affect our rental revenues. Further, from time to time and for reasons beyond our control, referral sources, including physicians and managed care organizations, may change their lists of hospitals or physicians to which they refer patients. This could adversely affect our tenants' ability to make rental payments, which could adversely affect our rental revenues. Any reduction in rental revenues resulting from the inability of our medical facilities and our tenants to compete successfully may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Reductions in reimbursement from third-party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants and hinder their ability to make rent payments to us.

Sources of revenue for our tenants may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by such payors to reduce healthcare costs have intensified in recent years and will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. In addition, the healthcare billing rules and regulations are complex, and the failure of any of our tenants to comply with various laws and regulations could jeopardize their ability to continue participating in Medicare, Medicaid and other government sponsored payment programs. Moreover, the state and federal government healthcare programs are subject to reductions by state and federal legislative actions.

On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 which delays for one year the 26.5% physician pay cut under Medicare that was slated to be implemented January 1, 2013. However, unless Congress acts again to either eliminate or delay the Sustainable Growth Rate reductions that result from the existing statutory methodology, physicians' Medicare reimbursement will be reduced on January 1, 2014, which may adversely impact our tenants' ability to make rental payments.

The healthcare industry continues to face various challenges, including increased government and private payor pressure on healthcare providers to control or reduce costs. It is possible that our tenants will continue to experience a shift in payor mix away from fee-for-service payors, resulting in an increase in the percentage of revenues attributable to managed care payors, and general industry trends that include pressures to control healthcare costs. Pressures to control healthcare costs and a shift away from traditional health insurance reimbursement to managed care plans have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans, such as health maintenance organizations and preferred provider organizations. In addition, the healthcare legislation passed in 2010 included new payment models with new shared savings programs and demonstration programs that include bundled payment models and payments contingent upon reporting on satisfaction of quality benchmarks. The new payment models will likely change how physicians are paid for services. These changes could have a material adverse effect on the financial condition of some or all of our tenants in our medical facilities. The financial impact on our tenants could restrict their ability to make rent payments to us, which would have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We face increasing competition for the acquisition of medical facilities, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We compete with many other entities engaged in real estate investment activities for acquisitions of medical facilities, including national, regional and local operators, acquirers and developers of medical facilities. The competition for medical facilities may significantly increase the price we must pay for medical facilities or other assets we seek to acquire and our competitors may succeed in acquiring those properties or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the properties or may have a more compatible operating philosophy. In particular, larger healthcare real estate REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This competition will result in increased demand for these assets and therefore increased prices paid for them. Because of an increased interest in single-property acquisitions among tax-motivated individual purchasers, we may pay higher prices if we purchase single properties in comparison with portfolio acquisitions. If we pay higher prices for medical facilities, our business, financial condition and results of operations and our ability to make distributions to our stockholders may be materially and adversely affected.

The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of our tenants to make rent payments to us.

The healthcare industry is heavily regulated by federal, state and local governmental bodies. The tenants in our medical facilities generally are subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, and relationships with physicians and other referral sources. Changes in these laws and regulations could negatively affect the ability of our tenants to make lease payments to us and our ability to make distributions to our stockholders. Many of our medical facilities and their tenants may require a license or certificate of need ("CON") to operate. Failure to obtain a license or CON, or loss of a required license or CON, would prevent a facility from operating in the manner intended by the tenant. These events could also materially adversely affect our tenants' ability to make rent payments to us. State and local laws also may regulate expansion, including the addition of new beds or services or acquisition of medical equipment, and the construction of medical facilities, by requiring a CON or other similar approval. State CON laws are not uniform throughout the United States and are subject to change; therefore, this may adversely impact our tenants' ability to provide services in different states. We cannot predict the impact of state CON laws on our development of facilities or the operations of our tenants. In addition, state CON laws often materially impact the ability of competitors to enter into the marketplace of our facilities. The repeal of CON laws could allow competitors to freely operate in previously closed markets. This could negatively affect our tenants' abilities to make current payments to us. In limited circumstances, loss of state licensure or certification or closure of a facility could ultimately result in loss of authority to operate the facility and require new CON authorization to re-institute operations. As a result, a portion of the value of the facility may be reduced, which would adversely impact our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Tenants of our medical facilities are subject to fraud and abuse laws, the violation of which by a tenant may jeopardize the tenant's ability to make rent payments to us.

There are various federal and state laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from or are in a position to make referrals in connection with government-sponsored healthcare programs, including the Medicare and Medicaid programs. Our lease arrangements with certain tenants may also be subject to these fraud and abuse laws. These laws include the Federal Anti-Kickback Statute, which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of any item or service reimbursed by Medicare or Medicaid; the Federal Physician Self-Referral Prohibition, which, subject to specific exceptions, restricts physicians from making referrals for specifically designated health services for which payment may be made under Medicare or Medicaid programs to an entity with which the physician, or an immediate family member, has a financial relationship; the False Claims Act, which prohibits any person from knowingly presenting false or fraudulent claims for payment to the federal government, including claims paid by the Medicare and Medicaid programs; and the Civil Monetary Penalties Law, which authorizes the U.S. Department of Health and Human Services to impose monetary penalties for certain fraudulent acts. Each of these laws includes criminal and/or civil penalties for violations that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments and/or exclusion from the Medicare and Medicaid programs. Certain laws, such as the False Claims Act, allow for individuals to bring whistleblower actions on behalf of the government for violations thereof. Additionally, states in which our medical facilities are located may have similar fraud and abuse laws. Investigation by a federal or state governmental body for violation of fraud and abuse laws or imposition of any of these penalties upon one of our tenants could jeopardize that tenant's ability to operate or to make rent payments, which may have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Adverse trends in healthcare provider operations may negatively affect our lease revenues and our ability to make distributions to our stockholders.

The healthcare industry is currently experiencing changes in the demand for and methods of delivering healthcare services; changes in third party reimbursement policies; significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas; continuing pressure by private and governmental payors to reduce payments to providers of services; increased scrutiny of billing, referral and other practices by federal and state authorities; changes in federal and state healthcare program payment models; and increased emphasis on compliance with privacy and security requirements related to personal health information. These factors may adversely affect the economic performance of some or all of our tenants and, in turn, our lease revenues and our ability to make distributions to our stockholders.

Tenants of our medical facilities may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us.

As is typical in the healthcare industry, certain types of tenants of our medical facilities may often become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenants may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by these tenants may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenants due to state law prohibitions or limitations of availability. As a result, these types of tenants of our medical facilities operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on a tenant's financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable government enforcement action, the tenant could be exposed to substantial additional liabilities, which may affect the tenant's ability to pay rent, which in turn could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Recently enacted comprehensive healthcare reform legislation, the effects of which are not yet known, could materially and adversely affect our business, financial condition and results of operations and our ability to pay distributions to our stockholders.

On March 23, 2010, the President signed into law the Patient Protection and Affordable Care Act of 2010, or the Patient Protection and Affordable Care Act, and on March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act, which in part modified the Patient Protection and Affordable Care Act. Together, the two acts serve as the primary vehicle for comprehensive healthcare reform in the U.S. The acts are intended to reduce the number of individuals in the U.S. without health insurance and effect significant other changes to the ways in which healthcare is organized, delivered and reimbursed. Included with the legislation is a limitation on physician-owned hospitals from expanding, unless the facility satisfies very narrow federal exceptions to this limitation. Therefore, if our tenants are physicians that own and refer to a hospital, the hospital would be limited in its operations and expansion potential, which may limit the hospital's services and resulting revenues and may impact the owner's ability to make rental payments. The legislation will become effective through a phased approach, beginning in 2010 and concluding in 2018. On June 28, 2012, the United States Supreme Court upheld the individual mandate under the healthcare reform legislation, although substantially limiting the legislation's expansion of Medicaid. At this time, the effects of healthcare reform and its impact on our properties are not yet known but could materially and adversely affect our business, financial condition, results of operations and ability to pay distributions to our stockholders.

Risks Associated with Investments in the Data Center Property Sector

Our data center properties depend upon the technology industry and a reduction in the demand for technology-related real estate could adversely impact our ability to find or keep tenants for our data center properties, which would adversely affect our results of operations.

A portion of our portfolio of properties consists of technology-related real estate. A decline in the technology industry or a decrease in the adoption of data center space for corporate enterprises could lead to a decrease in the demand for technology-related real estate, which may have a greater adverse effect on our business and financial condition than if we owned a portfolio with a more diversified tenant base. We are susceptible to adverse developments in the corporate and institutional data center and broader technology industries (such as business layoffs or downsizing, industry slowdowns, relocations of businesses, costs of complying with government regulations or increased regulation and other factors) and the technology-related real estate market (such as oversupply of or reduced demand for space). In addition, the rapid development of new technologies or the adoption of new industry standards could render many of our tenants' current products and services obsolete or unmarketable and contribute to a downturn in their businesses, thereby increasing the likelihood that they default under their leases, become insolvent or file for bankruptcy.

Our data center properties may not be suitable for lease to certain data center, technology or office tenants without significant expenditures or renovations.

Because many of our technology-related properties contain and will continue to contain extensive tenant improvements installed at our tenants' expense, they may be better suited for a specific corporate enterprise data center user or technology industry tenant and could require modification in order for us to re-lease vacant space to another corporate enterprise data center user or technology industry tenant. For the same reason, our properties also may not be suitable for lease to traditional office tenants without significant expenditures or renovations.

Our tenants may choose to develop new data centers or expand their existing data centers, which could result in the loss of one or more key tenants or reduce demand for our newly developed data centers.

Although our tenants generally enter into long-term leases with us and make considerable investments in housing their servers in our facilities, we cannot assure our stockholders that our larger tenants will not choose to develop new data centers or expand any existing data centers of their own. In the event that any of our key tenants were to do so, it could result in a loss of business to us or put pressure on our pricing. If we lose a tenant, there is no guarantee that we would be able to replace that tenant at a competitive rate or at all.

Our data center infrastructure may become obsolete and we may not be able to upgrade our power and cooling systems cost-effectively or at all.

The markets for data centers, as well as the industries in which data center tenants operate, are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing tenant demands. The data center infrastructure in some of the data centers that we have acquired or may acquire in the future may become obsolete due to the development of new systems to deliver power to or eliminate heat from the servers we will house. Additionally, the data center infrastructure in some of the data centers that we will cure could become obsolete as a result of the development of new server technology that does not require the levels of critical load and heat removal that such facilities may be designed to provide and could, possibly, be run less expensively on a different platform. In addition, the power and cooling systems in data centers are difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems in some of our data centers to meet new demands without incurring significant costs that we may not be able to pass on to our tenants. The obsolescence of the power and cooling systems in such data centers could have a material negative impact on our business.

Risks Associated with Debt Financing and Investments

We have incurred, and expect to continue to incur, mortgage indebtedness and other borrowings, which could adversely impact our stockholders' investment if the value of the property securing the debt falls or if we are forced to refinance the debt during adverse economic conditions.

We have acquired and expect to continue to acquire real properties by using either existing financing or borrowing new funds. In addition, we may incur mortgage debt and pledge all or some of our real properties as security for that debt to obtain funds to acquire additional real properties. We may borrow if we need funds to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. We also may borrow if we otherwise deem it necessary or advisable to assure that we maintain our qualification as a REIT.

We believe that utilizing borrowing is consistent with our investment objective of maximizing the return to stockholders. There is no limitation on the amount we may borrow against any single improved property. Our charter provides that, until such time as shares of our common stock are listed on a national securities exchange or traded in the over-the-counter market, our borrowings may not exceed 300% of our total "net assets" as of the date of any borrowing (which is the maximum level of indebtedness permitted under the NASAA REIT Guidelines absent a satisfactory showing that a higher level is appropriate), which is generally expected to be approximately 75% of the cost of our investments; however, we may exceed that limit if approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for exceeding such limit. This charter limitation, however, does not apply to individual real estate assets or investments. In addition, our board of directors has adopted investment policies that prohibit us from borrowing, following the completion of the Offering, in excess of 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets, unless borrowing a greater amount is approved by a majority of our independent directors and disclosed to stockholders in our next quarterly report following such borrowing along with justification for the excess; provided, however, that this policy limitation does not apply to individual real estate assets or investments. At the date of acquisition of each asset, we anticipate that the cost of investment for such asset will be substantially similar to its fair market value, which will enable us to comply with the limitations set forth in our charter and the NASAA REIT Guidelines. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limitations. We expect that from time to time during the period of the Offering we will seek independent director approval of borrowings in excess of these limitations since we are in the process of raising our equity capital to acquire our portfolio. As a result, we expect that our debt levels will be higher until we have invested most of our capital, which may cause us to incur higher interest charges, make higher debt service payments or be subject to restrictive covenants.

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on a property, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of our stockholders' investment. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. In such event, we may be unable to pay the amount of distributions required in order to maintain our REIT status. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we provide a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected which could result in our losing our REIT status and would result in a decrease in the value of our stockholders' investment.

The current state of debt markets could have a material adverse impact on our earnings and financial condition.

The domestic and international commercial real estate debt markets are currently experiencing volatility as a result of certain factors including the tightening of underwriting standards by lenders and credit rating agencies. This is resulting in lenders increasing the cost for debt financing. Should the overall cost of borrowings increase, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of future acquisitions. This may result in future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. If these disruptions in the debt markets persist, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness which is maturing.

In addition, the state of the debt markets could have an impact on the overall amount of capital investing in real estate, which may result in price or value decreases of real estate assets. Although this may benefit us for future acquisitions, it could negatively impact the current value of our existing assets.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make.

By placing mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties and our income could be reduced. If any of these events occur, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

In connection with providing us financing, certain of our lenders have imposed restrictions on us that affect our distribution, investment and operating policies, or our ability to incur additional debt. Loan documents we have entered or may enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage or replace Carter/Validus Advisors, LLC as our advisor. These or other limitations may adversely affect our flexibility and our ability to achieve our investment and operating objectives. Additionally, such restrictions could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay distributions to our stockholders.

We have incurred, and expect that we will continue to incur, indebtedness in the future. Although our current borrowings carry a fixed interest rate, to the extent that we incur variable rate debt, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

We may invest in collateralized mortgage-backed securities ("CMBS"), which may increase our exposure to credit and interest rate risk.

We may invest in CMBS, which may increase our exposure to credit and interest rate risk. We have not adopted, and do not expect to adopt, any formal policies or procedures designed to manage risks associated with our investments in CMBS. In this context, credit risk is the risk that borrowers will default on the mortgages underlying the CMBS. We intend to manage this risk by investing in CMBS guaranteed by U.S. government agencies, such as the Government National Mortgage Association (GNMA), or U.S. government sponsored enterprises, such as the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC). Interest rate risk occurs as prevailing market interest rates change relative to the current yield on the CMBS. For example, when interest rates fall, borrowers are more likely to prepay their existing mortgages to take advantage of the lower cost of financing. As prepayments occur, principal is returned to the holders of the CMBS sooner than expected, thereby lowering the effective yield on the investment. On the other hand, when interest rates rise, borrowers are more likely to maintain their existing mortgages. As a result, prepayments decrease, thereby extending the average maturity of the mortgages underlying the CMBS. We intend to manage interest rate risk by purchasing CMBS offered in tranches, or with sinking fund features, that are designed to match our investment objectives. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to pay distributions to our stockholders will be adversely affected.

Any real estate debt security that we originate or purchase is subject to the risks of delinquency and foreclosure.

We may originate and purchase real estate debt securities, which are subject to risks of delinquency and foreclosure and risks of loss. Typically, we will not have recourse to the personal assets of our borrowers. The ability of a borrower to repay a real estate debt security secured by an income-producing property depends primarily upon the successful operation of the property, rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the real estate debt security may be impaired. A property's net operating income can be affected by, among other things:

- increased costs, added costs imposed by franchisors for improvements or operating changes required, from time to time, under the franchise agreements;
- property management decisions;
- property location and condition;
- competition from comparable types of properties;
- changes in specific industry segments;
- declines in regional or local real estate values, or occupancy rates; and
- increases in interest rates, real estate tax rates and other operating expenses.

We bear the risks of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the real estate debt security, which could have a material adverse effect on our cash flow from operations and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a real estate debt security borrower, the real estate debt security to that borrower will be deemed to be collateralized only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the real estate debt security will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a real estate debt security can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed real estate debt security. We also may be forced to foreclose on certain properties, be unable to sell these properties and be forced to incur substantial expenses to improve operations at the property.

U.S. Federal Income Tax Risks

Failure to maintain our qualification as a REIT would adversely affect our operations and our ability to make distributions.

We have qualified and elected to be taxed as a REIT for federal income tax purposes. In order for us to maintain our qualification as a REIT, we must satisfy certain requirements set forth in the Internal Revenue Code and Treasury Regulations and various factual matters and circumstances that are not entirely within our control. We intend to structure our activities in a manner designed to satisfy all of these requirements. However, if certain of our operations were to be recharacterized by the IRS, such recharacterization could jeopardize our ability to satisfy all of the requirements for qualification as a REIT. Morris, Manning & Martin, LLP, our tax counsel, has rendered its opinion that we will qualify as a REIT, based upon our representations as to the manner in which we are and will be owned, invest in assets and operate, among other things. However, our ability to maintain our qualification as a REIT will depend upon our ability to meet, through investments, actual operating results, distributions and satisfaction of the various tests imposed by the Internal Revenue Code. Morris, Manning & Martin, LLP will not review these operating results or compliance with the qualification standards on an ongoing basis. This means that we may fail to satisfy the REIT requirements in the future. Also, this opinion represents Morris, Manning & Martin, LLP's legal judgment based on the law in effect as of the date of the prospectus for our initial public offering became effective. Morris, Manning & Martin, LLP's opinion is not binding on the IRS or the courts and we will not apply for a ruling from the IRS regarding our status as a REIT. Future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

If we fail to maintain our status as a REIT for any taxable year, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

To maintain our qualification as a REIT, we must meet annual distribution requirements, which may result in us distributing amounts that may otherwise be used for our operations and could result in our inability to acquire appropriate assets.

To maintain the favorable tax treatment afforded to REITs under the Internal Revenue Code, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income (excluding net capital gain), determined without regard to the deduction for distributions paid. We will be subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (i) 85% of our ordinary income, (ii) 95% of our capital gain net income and (iii) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. Although we intend to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings, it is possible that we might not always be able to do so.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock but would not receive cash from such distributions and therefore our stockholders would need to use funds from another source to pay such tax liability.

If stockholders participate in our distribution reinvestment plan, they will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless stockholders are a tax-exempt entity, they may have to use funds from other sources to pay their respective tax liability on the value of the common stock received.

Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on our stockholders' investment.

Our ability to dispose of property during the first few years following acquisition is restricted to a substantial extent as a result of our REIT status. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. Properties we own, directly or through any subsidiary entity, including our Operating Partnership, but generally excluding our taxable REIT subsidiaries, may, depending on how we conduct our operations, be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Under applicable provisions of the Internal Revenue Code regarding prohibited transactions by REITs, we would be subject to a 100% tax on any gain recognized on the sale or other disposition of any property (other than foreclosure property) that we own, directly or through any subsidiary entity, including our Operating Partnership, but generally excluding our taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business. Any taxes we pay would reduce our cash available for distribution to our stockholders.

In certain circumstances, we may be subject to U.S. federal, state and local income taxes as a REIT, which would reduce our cash available for distribution to our stockholders.

Even as a REIT, we may be subject to U.S. federal, state and local income taxes. For example, net income from the sale of properties that are "dealer" properties sold by a REIT (a "prohibited transaction" under the Internal Revenue Code) will be subject to a 100% tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We also may decide to retain net capital gain we earn from the sale or other disposition of our property and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. Further, a 100% excise tax would be imposed on certain transactions between us and any potential taxable REIT subsidiaries that are not conducted on an arm's-length basis. We also may be subject to state and local taxes on our income or property, either directly or at the level of our Operating Partnership or at the level of the other companies through which we indirectly own our assets. Any taxes we pay would reduce our cash available for distribution to our stockholders.

The use of taxable REIT subsidiaries, which may be required for REIT qualification purposes, would increase our overall tax liability and thereby reduce our cash available for distribution to our stockholders.

Some of our assets (e.g., qualified health care properties) may need to be owned by, or operations may need to be conducted through, one or more taxable REIT subsidiaries. Any of our taxable REIT subsidiaries would be subject to U.S. federal, state and local income tax on its taxable income. The after-tax net income of our taxable REIT subsidiaries would be available for distribution to us. Further, we would incur a 100% excise tax on transactions with our taxable REIT subsidiaries that are not conducted on an arm's-length basis. For example, to the extent that the rent paid by one of our taxable REIT subsidiaries exceeds an arm's length rental amount, such amount would be potentially subject to a 100% excise tax. While we intend that all transactions between us and our taxable REIT subsidiaries would be conducted on an arm's length basis, and therefore, any amounts paid by our taxable REIT subsidiaries to us would not be subject to the excise tax, no assurance can be given that no excise tax would arise from such transactions.

Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

To maintain our status as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of mortgage-related securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio or not make otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status, which would subject us to U.S. federal income tax at corporate rates, which would reduce the amounts available for distribution to our stockholders.

We may purchase properties and lease them back to the sellers of such properties. While we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease," thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge such characterization. In the event that any such sale-leaseback is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the REIT qualification asset tests or income tests and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which also might cause us to fail to meet the annual distribution requirement for a taxable year.

Legislative or regulatory action that affects our REIT status could adversely affect the returns to our stockholders.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure our stockholders that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. Our stockholders are urged to consult with their own tax adviser with respect to the impact of recent legislation on their investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Our stockholders also should note that our counsel's tax opinion was based upon existing law, applicable as of the date of its opinion, all of which may be subject to change, either prospectively or retroactively.

Congress passed major federal tax legislation in 2003, with modifications to that legislation in 2005 and 2010. One of the changes effected by that legislation generally reduced the tax rate on dividends paid by companies to individuals to a maximum of 15.0% prior to 2013. On January 3, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, extending such 15.0% qualified dividend rate for those unmarried individuals with income under $400,000 and for married couples with income under $450,000. For those with income above such thresholds, the qualified dividend rate for 2013 and subsequent taxable years is 20.0%. REIT distributions generally do not qualify for this reduced rate. The tax changes did not, however, reduce the corporate tax rates. Therefore, the maximum corporate tax rate of 35.0% has not been affected. However, as a REIT, we generally would not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that we distribute to our stockholders, and, thus, we expect to avoid the "double taxation" to which other companies are typically subject.

Although REITs continue to receive substantially better tax treatment than entities taxed as corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed for U.S. federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the power, in the event that our board of directors determines that it is no longer in our best interest to continue to be qualified as a REIT, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders.

If our Operating Partnership fails to maintain its status as a partnership, its income may be subject to taxation, which would reduce the cash available to us for distribution to our stockholders.

We intend to maintain the status of the Operating Partnership as a partnership for U.S. federal income tax purposes. However, if the IRS were to successfully challenge the status of the Operating Partnership as a partnership for such purposes, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the Operating Partnership could make to us. This would also result in our losing REIT status, and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the yield on our stockholders' investment. In addition, if any of the partnerships or limited liability companies through which the Operating Partnership owns its properties, in whole or in part, loses its characterization as a partnership for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the Operating Partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares or upon the payment of a capital gain dividend, which would reduce any gains they would otherwise have on their investment in our shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA, on the gain recognized on the disposition. The FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50% of the REIT's stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence. We cannot assure our stockholders that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless our shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common stock.

A foreign investor also may be subject to FIRPTA tax upon the payment of any capital gain dividend by us, which dividend is attributable to gain from sales or exchanges of U.S. real property interests.

There are special considerations that apply to pension or profit-sharing trusts or IRAs investing in shares of our common stock, including potential adverse effects under ERISA and the Internal Revenue Code.

Our management has attempted to structure us in such a manner that we will be an attractive investment vehicle for pension, profit-sharing, 401(k), Keogh and other qualified retirement plans and IRAs. However, in considering an investment in our shares, those involved with making such an investment decision should consider applicable provisions of the Internal Revenue Code and ERISA. While each of the ERISA and Internal Revenue Code issues discussed below may not apply to all such plans and IRAs, individuals involved with making investment decisions with respect to such plans and IRAs should carefully review the items described below, and determine their applicability to their situation. Any such prospective investors are required to consult their own legal and tax advisors on these matters.

In general, individuals making investment decisions with respect to such plans and IRAs should, at a minimum, consider:

- whether the investment is in accordance with the documents and instruments governing such plan or IRA;
- whether the investment satisfies the prudence and diversification and other fiduciary requirements of ERISA, if applicable;

- whether the investment will result in UBTI to the plan or IRA;
- whether there is sufficient liquidity for the plan or IRA, considering the minimum and other distribution requirements under the Internal Revenue Code and the liquidity needs of such plan or IRA, after taking this investment into account;
- the need to value the assets of the plan or IRA annually or more frequently; and
- whether the investment would constitute or give rise to a prohibited transaction under ERISA or the Internal Revenue Code, if applicable.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive offices are located at 4211 West Boy Scout Blvd., Suite 500, Tampa, Florida 33607. We do not have an address separate from our Advisor or our Sponsor.

As of December 31, 2012, we owned a portfolio of 15 properties (including two properties owned through consolidated partnerships) located in eleven MSAs comprising 1.2 million gross rentable square feet of commercial space, including the square footage of a building which is situated on land subject to a ground lease. As of December 31, 2012, 12 of the properties were single-tenant commercial properties and three of the properties were multi-tenant commercial properties. As of December 31, 2012, 100% of our rental square feet was leased with a weighted average remaining lease term of 12.3 years. As of December 31, 2012, we had outstanding debt of $212,347,000, secured by certain of our properties and the related tenant leases.

Property Statistics

The following table shows the tenant diversification of our real estate portfolio, including the two properties owned through consolidated partnerships, based on gross annualized rental revenue, as of December 31, 2012:

Property	Property Type	Date Acquired	Year Built	Physical Occupancy	Location	Gross Leased Area (Sq Ft)	2012 Annualized Base Rent (in thousands) (1)	Percentage of Annualized Base Rent
Richardson Data Center	Data Center	07/14/11	2005	100%	Dallas-Ft. Worth-Arlington, TX	20,000	$ 2,501	8.7%
180 Peachtree Data Center	Data Center	01/03/12	1927	100%	Atlanta-Sandy Springs-Marietta, GA	338,076	6,718	23.4%
St. Louis Surgical Center	Medical Facility	02/09/12	2005	100%	St. Louis, MO	21,823	633	2.2%
Northwoods Data Center	Data Center	03/14/12	1986	100%	Atlanta-Sandy Springs-Marietta, GA	32,740	386	1.3%
Stonegate Medical Center	Medical Facility	03/30/12	2008	100%	Austin-Round Rock-San Marcos, TX	27,373	719	2.5%
Southfield Data Center	Data Center	05/25/12	1970(2)	100%	Detroit-Warren-Lovonia, MI	52,940	790	2.7%
HPI Integrated Medical Facility	Medical Facility	06/28/12	2007	100%	Oklahoma City, OK	34,970	741	2.6%
Texas Data Center Portfolio	Data Center	08/16/12	1984/ 1986(3)	100%	Dallas-Ft. Worth-Arlington, TX	219,442	2,873	10.0%
Baylor Medical Center	Medical Facility	08/29/12	2012	100%	Dallas-Ft. Worth-Arlington, TX	62,390	2,347	8.2%
Vibra Denver Hospital	Medical Facility	09/28/12	1962(4)	100%	Denver-Aurora-Broomfield, CO	131,210	1,780	6.2%
Vibra New Bedford Hospital	Medical Facility	10/22/12	1942	100%	Providence-New Bedford-Fall River, MA	70,657	2,476	8.6%
Philadelphia Data Center	Data Center	11/13/12	1993	100%	Philadelphia-Camden-Wilmington, PA	121,000	3,497	12.2%
Houston Surgery Center	Medical Facility	11/28/12	1998(5)	100%	Houston-Sugarland-Baytown, TX	14,000	372	1.3%
Akron General Medical Center	Medical Facility	12/28/12	2012	100%	Akron, OH	98,705	2,916	10.1%
						1,245,326	$28,749	100.0%

(1) Annualized base rent is based on contractual base rent from leases in effect as of December 31, 2012.
(2) The Southfield Data Center was originally constructed in 1970 and renovated in 1997.
(3) The Texas Data Center Portfolio consists of two data center properties: The Plano Data Center and the Arlington Data Center. The Plano Data Center was constructed in 1986 and redeveloped into a data center in 2011, and the Arlington Data Center was built in 1984.
(4) The Vibra Denver Hospital was renovated in 1985.
(5) The Houston Surgery Center was renovated in 2012.

We believe the properties are adequately covered by insurance and are suitable for their respective intended purpose. We have no plans for any material renovations, improvements or development of the properties. Depreciation is recorded on a straight-line basis over the estimated useful life of the building, or 40 years, and over the shorter of the lease term or useful life of the tenant improvements.

Leases

Although there are variations in the specific terms of the leases of our portfolio, the following is a summary of the general structure of our leases. Generally, the leases of our properties provide for initial terms ranging from 10 to 20 years. As of December 31, 2012, the weighted average remaining lease term, including leases under properties owned through the consolidated partnerships, was 12.3 years. The properties generally are leased under net leases pursuant to which the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance. The leases at each individual property provide for annual rental payments (payable in monthly installments) ranging from $131,000 to $3,861,000 (an average of $1,250,000). Certain leases provide for increases in rent as a result of fixed increases. Generally, the property leases provide the tenant with one or more multi-year renewal options, subject to generally the same terms and conditions as the initial lease term.

The following table shows lease expirations of our real properties as of December 31, 2012 and for each of the next ten years ending December 31 and thereafter, as follows:

Year of Lease Expiration	Total Number of Leases	Gross Leased Area (Sq Ft)	2012 Annualized Base Rent (in thousands)(1)	Percentage of Annualized Base Rent
2013	—	—	$ —	—
2014	—	—	—	—
2015	—	—	—	—
2016	5	85,159	1,915	6.7%
2017	1	13,583	290	1.0%
2018	—	—	—	—
2019	—	—	—	—
2020	—	—	—	—
2021	2	165,882	6,362	22.1%
2022	1	128,753	1,448	5.0%
Thereafter	14	851,949	18,733	65.2%
	23	1,245,326	$28,748	100.0%

(1) Annualized base rent is based on contractual base rent from leases in effect as of December 31, 2012.

Indebtedness

For a discussion of our indebtedness, see Note 8—"Notes Payable," Note 9—"Credit Facility," and Note 16—"Derivative Instruments and Hedging Activities," to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Item 3. Legal Proceedings.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

There is no established trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all. Pursuant to the Offering, we are selling shares of our common stock to the public at a price of $10.00 per share and at a price of $9.50 per share pursuant to our DRIP. Unless and until our shares are listed on a national securities exchange, we do not expect that a public market for the shares will develop.

To assist fiduciaries of tax-qualified pension, stock bonus or profit-sharing plans, employee benefit plans and annuities described in Section 403(a) or (b) of the Code or an individual retirement account or annuity described in Section 408 of the Code subject to the annual reporting requirements of ERISA and IRA trustees or custodians in preparation of reports relating to an investment in the shares, we intend to provide reports of the quarterly and annual determinations of the current value of the net assets per outstanding share to those fiduciaries who request such reports. In addition, in order for Financial Industry Regulatory Authority ("FINRA") members and their associated persons to participate in the Offering and sale of our shares of common stock, we are required pursuant to FINRA Rule 5110(f)(2)(m) to disclose in each annual report distributed to investors a per share estimated value of the shares, the method by which it was developed and the date of the data used to develop the estimated value. For these purposes, the deemed value of our common stock is $10.00 per share as of December 31, 2012. However, as set forth above, there is no public trading market for the shares at this time and stockholders may not receive $10.00 per share if a market did exist. Until the later of 18 months after the termination of our Offering or the termination of any subsequent offering of our shares, we intend to use the offering price of shares in the most recent offering as the per share net asset value. Beginning 18 months after the last offering of shares, the value of the properties and other assets will be based on valuations of either our properties or us as a whole, whichever valuation method our board of directors determines to be appropriate, which may include independent valuations of our properties or of our enterprise as a whole.

Share Repurchase Program

Our board of directors has adopted a share repurchase program that enables our stockholders to sell their shares to us in limited circumstances. Our share repurchase program permits stockholders to sell their shares back to us after they have held them for at least one year, subject to the significant conditions and limitations described below. Repurchase of shares of our common stock are at the sole discretion of our board of directors. In addition, our board of directors has the right, in its sole discretion, to waive such holding requirement in the event of the death or qualifying disability of a stockholder, other involuntary exigent circumstances, such as bankruptcy, or a mandatory requirement under a stockholder's IRA.

Our common stock is currently not listed on a national securities exchange and we will not seek to list our stock until such time as our independent directors believe that the listing of our stock would be in the best interest of our stockholders. In order to provide stockholders with limited, interim liquidity, stockholders who have beneficially held their shares for at least one year may present all or a portion of the holder's shares to us for repurchase at any time in accordance with the procedures outlined below. At that time, we may, subject to the conditions and limitations described below, purchase the shares presented for repurchase for cash to the extent that we have sufficient funds available to us to fund such repurchase. The purchase price for share repurchased under our share repurchase program will be as set forth below until we establish an estimated value of our shares. We expect to begin establishing an estimated value of our shares based on the value of our real estate and real estate-related investments on an annual basis beginning 18 months after the close of the Offering. Prior to establishing the estimated value of our shares, and unless the shares of our common stock are being repurchased in connection with a stockholder's death or qualifying disability, as defined in our share repurchase plan, the price per share that we will pay to repurchase shares of our common stock will be as follows:

- for stockholders who have continuously held their shares of our common stock for at least one year, the price will be 92.5% of the amount paid for each share;
- for stockholders who have continuously held their shares of our common stock for at least two years, the price will be 95.0% of the amount paid for each share;
- for stockholders who have continuously held their shares of our common stock for at least three years, the price will be 97.5% of the amount paid for each share; and
- for stockholders who have continuously held their shares of our common stock for at least four years, the price will be 100.0% of the amount paid for each share (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock).

Shares redeemed in connection with a stockholder's death or qualifying disability will be redeemed at a price per share equal to 100% of the amount the stockholder paid for each share, or, once we have established an estimated value per share, 100% of such amount, as determined by our board of directors, subject to any special distribution previously made to the stockholders. Shares redeemed in connection with a stockholder's other exigent circumstances, such as bankruptcy, within one year from the purchase date, will be redeemed at a price per share equal to the price per share we would pay had the stockholder held the shares for one year from the purchase date, and at all other times in accordance with the table above.

After our board of directors has determined a reasonable estimate of the value of our shares, the per redemption price will be based on the most recent estimated value of the shares as follows: after one year from the purchase date, 92.5% of the most recent estimated value of each share; after two years from the purchase date, 95.0% of the most recent estimated value of each share; after three years from the purchase date, 97.5% of the most recent estimated value of each share; and after four years, from the purchase date, 100% of the most recent estimated value of each share (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock).

At any time the redemption price is determined by any method other than the net asset value of the shares, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date. Our board of directors will, at its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of property and the subsequent distribution of the net sale proceeds. Upon receipt of a request for redemption, we will conduct a Uniform Commercial Code ("UCC") search to ensure that no liens are held against the shares. We will not redeem any shares subject to a lien. Any costs in conducting the UCC search will be borne by us.

We generally redeem shares on a monthly basis. Requests for redemption must be received at least five business days prior to the end of the month in which the stockholder is requesting a repurchase of their shares. Each stockholder whose repurchase request is granted will receive the repurchase amount within ten days after the end of the month in which we grant the repurchase request. Subject to certain limitations, we will also repurchase shares upon the request of the estate, heir or beneficiary of a deceased stockholder. We will not repurchase in excess of 5.0% of number of shares of common stock outstanding as of December 31st of the previous calendar year.

A stockholder or his or her estate, heir or beneficiary may present to us fewer than all of the shares then-owned for repurchase. Repurchase requests made (i) on behalf of a deceased stockholder; (ii) by a stockholder due to another involuntary exigent circumstance, such as bankruptcy; or (iii) by a stockholder due to a mandatory distribution under such stockholder's IRA must be made within 360 days of such event.

Our Advisor, directors and their respective affiliates are prohibited from receiving a fee in connection with the share repurchase program.

Funding for the share repurchase program will come exclusively from proceeds we receive from the sale of shares under our DRIP during the prior calendar year and other operating funds, if any. If funds available for our share repurchase program are not sufficient to accommodate all requests, shares will be repurchased as follows: (i) first, pro rata as to repurchases upon the death of a stockholder; (ii) next, pro rata as to repurchases to stockholders who demonstrate, in the discretion of our board of directors another involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder's IRA; and (iv) finally, pro rata as to all other repurchase requests.

Our board of directors may choose to amend, suspend, reduce, terminate or otherwise change our share repurchase program at any time upon 30 days prior notice to our stockholders for any reason it deems appropriate. Additionally, we will be required to discontinue sales of shares under the DRIP on December 10, 2013, which is three years from the effective date of the Offering, or the date we sell all of the shares registered for sale under the DRIP, unless we file a new registration statement with the SEC and applicable states. Because the redemption of shares will be funded with the net proceeds we receive from the sale of shares under the DRIP, the discontinuance or termination of the DRIP will adversely affect our ability to redeem shares under the share repurchase program. We would notify stockholders of such development (i) in our annual or quarterly reports or (ii) by means of a separate mailing to stockholders. During the Offering, we would also include this information in a prospectus supplement or post-effective amendment to the Registration Statement, as then required under federal securities law.

Our share repurchase program is only intended to provide our stockholders with limited, interim liquidity for their shares until a liquidity event occurs, such as listing of the shares on a national securities exchange or a merger with a listed company. The share repurchase program will be terminated if the shares become listed on a national securities exchange. We cannot guarantee that a liquidity event will occur.

During the year ended December 31, 2012, we received valid redemption requests relating to approximately 20,000 shares, which were redeemed in full for an aggregate of $196,000 (an average of $9.80 per share) under our share repurchase program. During the year ended December 31, 2011, we did not receive any repurchase requests relating to shares of our common stock.

During the three months ended December 31, 2012, we redeemed shares of common stock under our share repurchase program as follows:

Month	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs	Approximate Dollar Value of Shares Available that may yet be Redeemed under the Program
October 2012	—	$—	—	(1)
November 2012	539	$9.54	539	(1)
December 2012	—	$—	—	(1)
Total	539		539	

(1) A description of the maximum number of shares that may be redeemed under our share repurchase program is included in the narrative preceding this table. During the three months ended December 31, 2012, we redeemed approximately $5,000 in shares of our common stock, which represented all redemption requests received in good order and eligible for redemption through the December 2012 redemption date.

Stockholders

As of March 22, 2013, we had approximately 27,451,000 shares of common stock outstanding held by 8,023 stockholders of record.

Distributions

We are taxed and qualify as a REIT for federal income tax purposes. As a REIT, we have made, and intend to continue to make, distributions each taxable year equal to at least 90% of our taxable income (excluding capital gains). One of our primary goals is to continue to pay regular (monthly) distributions to our stockholders. For the year ended December 31, 2012, we paid aggregate distributions of $5,971,000 ($3,206,000 in cash and $2,765,000 reinvested in shares of our common stock pursuant to the DRIP). For the year ended December 31, 2011, we paid aggregate distributions of $472,000 ($222,000 in cash and $250,000 reinvested in shares of our common stock pursuant to the DRIP).

For federal income tax purposes, distributions to common stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be a nontaxable return of capital, reducing the tax basis in each U.S. stockholder's shares. Further, the amount of distributions in excess of a U.S. stockholder's tax basis in such shares will be taxable as a gain realized from the sale of those shares.

The following table shows the character of distributions the Company paid on a percentage basis during the years ended December 31, 2012 and 2011:

	For the Year Ended December 31,	
Character of Distributions:	**2012**	**2011**
Ordinary dividends	19.78%	—
Nontaxable distributions	80.22%	100.00%
Total	100.00%	100.00%

Use of Public Offering Proceeds

On December 10, 2010, our Registration Statement on Form S-11 (File No. 333-165643), covering a public offering of up to 175 million shares of common stock, was declared effective under the Securities Act. We are offering a maximum of 150 million shares of common stock for $10.00 per share and 25 million shares of common stock pursuant to our DRIP for $9.50 per share, for a maximum offering of up to $1.7 billion.

As of December 31, 2012, we had received and accepted subscriptions in our Offering for 20.2 million shares of our common stock (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of approximately $201.2 million. From this amount, we paid $5.8 million in acquisition fees to our Advisor, $18.4 million in selling commissions and dealer manager fees to SC Distributors and $3.3 million in organization and offering costs to our Advisor and to SC Distributors. With the net offering proceeds, joint venture equity and indebtedness, we acquired $417.7 million in total gross real estate and related assets net of gross intangible lease obligations. As of December 31, 2012, a total of $3.0 million in distributions were reinvested in, and 0.3 million shares of common stock were issued pursuant to, the DRIP.

As of December 31, 2012, approximately $5.2 million remained payable to our dealer-manager and our Advisor, or its affiliates, for costs related to the Offering.

Securities Authorized for Issuance Under Equity Compensation Plans and Unregistered Sales of Equity Securities.

We adopted our 2010 Restricted Share Plan, pursuant to which our board of directors has the authority to grant restricted or deferred stock awards to persons eligible under the plan. The maximum number of shares of our common stock that may be issued pursuant to our 2010 Restricted Share Plan is 300,000, subject to adjustment under specified circumstances. On June 4, 2012, we granted 3,000 restricted shares of common stock to each of our independent directors in connection with such director's re-election to our board of directors. As of December 31, 2012, we had issued an aggregate of 24,000 shares of restricted stock to our independent directors in connection with their initial or subsequent election to our board of directors. For a further discussion of our 2010 Restated Share Plan, see Note 10—"Stock-based Compensation" to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Plan Category	Number of Securities to Be Issued upon Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders	—	—	276,000
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	276,000

The shares described above were not registered under the Securities Act and were issued in reliance on Section 4(2) of the Securities Act.

Item 6. Selected Financial Data.

The following should be read with Item 1A. Risk Factors and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes thereto. Our historical results are not necessarily indicative of results for any future period. We had limited results of operations for the period from December 16, 2009 (Date of Inception) through December 31, 2009 and for the years ended December 31, 2010, and 2011, and therefore our results of operations for the years ended December 31, 2012, 2011 and 2010 and for the period from December 16, 2009 (Date of Inception) through December 31, 2009 are not comparable.

The following table presents summarized consolidated financial information including balance sheet information and operating results in a format consistent with our consolidated financial statements under Item 15. Exhibits and Financial Statement Schedules of this Annual Report on Form 10-K (amounts in thousands, except share data):

Selected Financial Data	As of and for the Year Ended December 31, 2012	2011	2010	December 16, 2009 (Date of Inception) Through December 31, 2009
BALANCE SHEET DATA:				
Total investment in real estate assets, net	$ 443,423	$ 30,143	$ —	$ —
Investment in notes receivable, net	$ 23,711	$ 514	$ —	$ —
Cash and cash equivalents	$ 4,377	$ 8,969	$ 202	$ 200
Total assets	$ 483,797	$ 85,351	$ 202	$ 200
Notes payable	$ 156,847	$ 15,850	$ —	$ —
Credit Facility	$ 55,500	$ —	$ —	$ —
Accounts payable due to affiliates	$ 5,674	$ 1,622	$ 17	$ —
Intangible lease liabilities	$ 54,022	$ 1,679	$ —	$ —
Total liabilities	$ 279,919	$ 20,545	$ 66	$ —
Stockholders' equity	$ 155,448	$ 24,777	$ 135	$ 200
OPERATING DATA:				
Total revenues	$ 27,754	$ 1,345	$ —	$ —
Property operating expenses	$ 7,066	$ 96	$ —	$ —
Acquisition related expenses	$ 11,474	$ 1,084	$ —	$ —
Depreciation and amortization	$ 8,080	$ 517	$ —	$ —
Loss from operations	$ (38)	$ (1,027)	$ (66)	$ —
Interest expense	$ 6,260	$ 413	$ —	$ —
Net loss attributable to the Company	$ (7,700)	$ (1,061)	$ (65)	$ —
Modified funds from operations(1)	$ 4,980	$ (223)	$ (65)	$ —
CASH FLOW DATA:				
Net cash provided by (used in) operating activities	$ 1,277	$ (90)	$ —	$ —
Net cash used in investing activities	$ (345,838)	$ (74,231)	$ —	$ —
Net cash provided by financing activities	$ 339,969	$ 83,178	$ 2	$ 200
PER SHARE DATA:				
Net loss attributable to the Company—basic and diluted	$ (0.78)	$ (1.03)	$ (3.27)	$ —
Distributions declared	$ 6,922	$ 645	$ —	$ —
Distributions declared per share	$ 0.70	$ 0.63	$ —	$ —
Weighted average shares outstanding-basic and diluted	9,933,490	1,026,976	20,000	20,000

(1) Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations and Modified Funds from Operations for a discussion of our modified funds from operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data," and our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under "Risk Factors" and "Forward-Looking Statements." All forward-looking statements in this document are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

Overview

We were incorporated on December 16, 2009 under the laws of the state of Maryland in order to acquire and operate a diversified portfolio of income producing commercial real estate, with a focus on the data center and medical sectors, net leased to investment grade and other creditworthy tenants, as well as to make other real estate investments that relate to such property types. As of December 31, 2012, we owned 15 properties (including two properties owned through consolidated partnerships) comprising of 20 buildings, 1.2 million rentable square feet of single-tenant and multi-tenant commercial space, located in eleven metropolitan statistical areas ("MSAs"), which we acquired for an aggregate purchase price of $394,484,000. As of December 31, 2012, the rentable space at these properties was 100% leased. As of December 31, 2012, we also owned a secured preferred equity loan and a bridge loan. We elected to be treated as a REIT under the Code for federal income tax purposes beginning with the taxable year ended December 31, 2011.

We are offering for sale to the public on a "best efforts" basis a maximum of 150,000,000 shares of common stock at a price of $10.00 per share and up to 25,000,000 additional shares pursuant to a DRIP under which stockholders may elect to have distribution reinvestment in additional shares of common stock at the higher of $9.50 per share or 95% of the fair market value per share as determined by our board of directors. Our Registration Statement was first declared effective by the SEC on December 10, 2010. As of December 31, 2012, we had received and accepted subscriptions in our Offering for 20,238,000 shares of our common stock (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $201,151,000.

Substantially all of our operations are conducted through our subsidiary, Carter/Validus Operating Partnership, LP (the "Operating Partnership"). We are externally advised by Carter/Validus Advisors, LLC (the "Advisor") pursuant to an advisory agreement, as amended (the "Advisory Agreement"), between us and our Advisor. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by and is a subsidiary of our Sponsor, Carter/Validus REIT Investment Management Company, LLC (the "Sponsor").

Critical Accounting Policies

Our critical accounting policies are more fully described in Note 2—"Summary of Significant Accounting Policies" of the consolidated financial statements that are part of this Annual Report on Form 10-K. As disclosed in Note 2, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses the most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective and complex judgments.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

We recognize revenue in accordance with Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") Topic 605, *Revenue Recognition* ("ASC Topic 605"). ASC Topic 605 requires that all four of the following basic criteria be met before revenue is realized or realizable and earned: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

In accordance with ASC, Topic 840, *Leases*, we recognize minimum annual rental revenue on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amount contractually due under the lease agreements are credited or charged, as applicable, to rent receivable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC Subtopic 605-45, *Revenue Recognition—Principal Agent Consideration* ("ASC Subtopic 605-45"). ASC Subtopic 605-45 requires that these reimbursements be recorded on a gross basis, as we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers, and thus have discretion in selecting the supplier and have credit risk. We recognize lease termination fees if there is a signed termination letter agreement, all of the conditions of the agreement have been met and the tenant is no longer occupying the property.

Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. An allowance will be maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. We also maintain an allowance for deferred rent receivables arising from the straight-lining of rents. Our determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant's financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. As of December 31, 2012, we did not have an allowance for uncollectible tenant receivables.

Capitalization of Expenditures and Depreciation of Assets

The cost of operating properties includes the cost of land and completed buildings and related improvements. Expenditures that increase the service life of properties are capitalized; the cost of maintenance and repairs are charged to expense as incurred. The cost of building and improvements is depreciated on a straight-line basis over the estimated useful lives. The cost of tenant improvements is depreciated on a straight-line basis over the shorter of the lease term or useful life. Furniture, fixtures and equipment are depreciated over their estimated useful lives. When depreciable property is retired or disposed of, the related costs and accumulated depreciation will be removed from the accounts and any gain or loss will be reflected in operations.

As part of the leasing process, we may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event we are not considered the owner of the improvements, the allowance is considered to be a lease inducement and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, which entity holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. Recognition of lease revenue commences when the lessee is given possession of the leased space upon completion of tenant improvements when we are the owner of the leasehold improvements. However, when the leasehold improvements are owned by the tenant, the lease inception date is the date the tenant obtains possession of the leased space for purposes of constructing its leasehold improvements.

Impairment

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, we assess the recoverability of the assets by estimating whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment losses have been recorded to date.

When developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property's future cash flows and a different conclusion regarding the existence of an impairment, the extend of such loss, if any, as well as the carrying value of the real estate and related assets.

Purchase Price Allocation

Upon the acquisition of real properties, we allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on our determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease, including any bargain renewal periods, with respect to a below market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management's consideration of current market costs to execute a similar lease. These direct lease origination costs are included in real estate assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are included in real estate assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Income Taxes

We qualified and elected to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code, beginning with the year ended December 31, 2011. As a REIT, we are required, among other things, to distribute at least 90% of our taxable income (excluding capital gains) to our stockholders. In addition, we generally will not be subject to federal corporate income tax to the extent we distribute our taxable income to our stockholders. REITs are subject to a number of other organizational and operational requirements. Even if we maintain our qualification for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

Acquisitions in 2012 and 2013

- On January 3, 2012, we, through a partially-owned subsidiary, acquired a 338,000 square foot data center and parking facilities located in Atlanta, Georgia (the "180 Peachtree Data Center"), for an aggregate purchase price of $94,750,000. The Operating Partnership owns approximately 22.0% and three unaffiliated institutional investors own an aggregate of approximately 78.0% of the 180 Peachtree Data Center. We financed the acquisition with a $55,000,000 loan, net proceeds from the Offering and capital contributions from the institutional investors. As of March 25, 2013, the property was 100% leased to six tenants.
- On February 9, 2012, we, through a wholly-owned subsidiary, acquired a 22,000 square foot ambulatory surgery center, located in Creve Coeur, Missouri (the "St. Louis Surgical Center"), for an aggregate purchase price of $8,470,000. We financed the acquisition with a $6,375,000 loan and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to a single tenant.
- On March 14, 2012, we, through a wholly-owned subsidiary, acquired a 33,000 square foot leased data center, located in Norcross, Georgia (the "Northwoods Data Center"), for an aggregate purchase price of $5,300,000. We financed the acquisition with a $3,300,000 loan and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to a single tenant.
- On March 30, 2012, we, through a wholly-owned subsidiary, acquired a 27,373 square foot medical center, located in Austin, Texas (the "Stonegate Medical Center"), for an aggregate purchase price of $9,100,000. We financed the acquisition with proceeds from our credit facility (the "KeyBank Credit Facility"), and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to three tenants.
- On May 25, 2012, we, through a wholly-owned subsidiary, acquired a 52,940 square foot data center, located in Southfield, Michigan (the "Southfield Data Center"), for an aggregate purchase price of $7,250,000. We financed the acquisition with proceeds from our KeyBank Credit Facility and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to two tenants.
- On June 28, 2012, we, through a wholly-owned subsidiary, acquired a 34,970 square foot medical facility, located in Oklahoma City, Oklahoma (the "HPI Integrated Medical Facility"), for an aggregate purchase price of $9,274,000. We financed the acquisition with a $6,028,000 loan and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to a single tenant.

- On August 16, 2012, we, through two wholly-owned subsidiaries, acquired two data centers comprising an aggregate of 9,442 square feet (the "Texas Data Center Portfolio"), located in the Dallas/ Ft. Worth area, for an aggregate purchase price of $45,900,000. The acquisition was funded by net proceeds from our Offering and the KeyBank Credit Facility. As of March 25, 2013, the portfolio was 100% leased.
- On August 29, 2012, we, through a wholly-owned subsidiary, acquired a 62,390 square foot hospital (the "Baylor Medical Center") for a purchase price of $31,000,000, plus closing costs, located in Dallas, Texas. The acquisition was funded by net proceeds from our Offering and the KeyBank Credit Facility. As of March 25, 2013, the property was 100% leased to a single tenant.
- On September 28, 2012, we, through a wholly-owned subsidiary, acquired a 119-bed, 131,210 square foot acute care hospital (the "Vibra Denver Hospital"), located in the Denver, Colorado, for a purchase price of $18,733,000, plus closing costs. We financed the purchase of the Vibra Denver Hospital using net proceeds from our Offering and the KeyBank Credit Facility. As of March 25, 2013, the property was 100% leased to a single tenant.
- On October 22, 2012, we, through a wholly-owned subsidiary, acquired a 70,657 square foot hospital property (the "Vibra New Bedford Hospital"), located on approximately six acres of land in New Bedford, Massachusetts, for a purchase price of $26,067,000, plus closing costs. The acquisition was funded by a $16,850,000 loan and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to a single tenant.
- On November 13, 2012, we, through a partially owned subsidiary, acquired approximately a 56.4% ownership interest in a 121,000 square foot data center (the "Philadelphia Data Center") for a purchase price of $65,000,000, plus closing costs located in Philadelphia, Pennsylvania. We financed the purchase of the Philadelphia Data Center with a $34,000,000 loan and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to a single tenant.
- On November 28, 2012, we, through a wholly-owned subsidiary, acquired a 14,000 rentable square foot surgery center(the "Houston Surgery Center"), located in Houston, Texas, for a purchase price of $4,700,000, plus closing costs. We financed the purchase of the Houston Surgery Center using net proceeds from our Offering and the KeyBank Credit Facility. As of March 25, 2013, the property was 100% leased to a single tenant.
- On December 28, 2012, we, through a wholly-owned subsidiary, acquired a 98,705 rentable square foot health and wellness center (the "Akron General Medical Center"), located in Green, Ohio, for a purchase price of $40,000,000, plus closing costs. We financed the purchase of the Akron General Medical Center using net proceeds from our Offering and the KeyBank Credit Facility. As of March 25, 2013, the property was 100% leased to a single tenant.
- On February 25, 2013, we, through a wholly-owned subsidiary, acquired a 60-bed, 61,400 square foot long-term acute care hospital, located in Grapevine, Texas, for a purchase price of $23,000,000, plus closing costs. We financed the purchase of the Grapevine Hospital Property using net proceeds from our Offering and a $14,000,000 loan. As of March 25, 2013, the property is 100% leased to a single tenant.
- On March 21, 2013, we, through a wholly-owned subsidiary, acquired a 143,770 rentable square foot data center, located in Morrisville, North Carolina, for a purchase price of $19,500,000, plus closing costs. The acquisition was funded with net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to four tenants.
- On March 28, 2013, we, through a wholly-owned subsidiary, acquired a 92,700 square foot data center, located in Andover, Massachusetts, for the purchase price of $12,000,000, plus closing costs. The acquisition was funded with net proceeds from our Offering. As of March 28, 2013, the property was 100% leased to a single tenant.

For a further discussion of our 2012 acquisitions, see Note 3—"Real Estate Investments," and for a further discussion on acquisitions in 2013, see Note 20—"Subsequent Events" to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Factors That May Influence Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally and those risks listed in Part I. Item 1A. Risk Factors, of this Annual Report on Form 10-K, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of our properties.

Rental Income

The amount of rental income generated by our properties depends principally on our ability to maintain the occupancy rates of leased space and to lease available space and space available from unscheduled lease terminations at the then existing rental rates. Negative trends in one or more of these factors could adversely affect our rental income in future periods. As of December 31, 2012, our properties were 100% leased.

Results of Operations

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our real estate, as of December 31, 2012, 2011 and 2010:

	December 31, 2012	December 31, 2011	December 31, 2010
Number of commercial properties	15	1	—
Approximate rentable square feet(1)	1,245,000	20,000	—
Percentage of rentable square feet leased	100%	100%	—

(1) Excludes parking facilities.

	Year Ended December 31,		
	2012	2011	2010
Commercial properties acquired	14	1	—
Approximate aggregate purchase price of acquired properties	$365,544,000	$28,940,000	—
Approximate aggregate rentable square feet(1)	1,245,000	20,000	—

(1) Excludes parking facilities.

As shown in the tables above, we owned 15 commercial properties as of December 31, 2012 (including two properties owned through consolidated partnerships), compared to one commercial property as of December 31, 2011 and no properties as of December 31, 2010. Accordingly, our results of operations for the year ended December 31, 2012, as compared to the year ended December 31, 2011, and our results of operations for the year ended December 31, 2011, as compared to the year ended December 31, 2010 are not comparable; therefore, we have not included the percentage change.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue. Revenue increased $26.4 million to $27.7 million for the year ended December 31, 2012, compared to $1.3 million for the year ended December 31, 2011. Our revenue consisted primarily of rental revenue from net leased commercial properties, which accounted for 73.4% and 95.6% of total revenue during the years ended December 31, 2012 and 2011, respectively. The increase was primarily due to the acquisition of 14 properties during the year ended December 31, 2012.

We pay certain operating expenses on the properties, subject to reimbursement by our tenants, which resulted in $5.8 million of tenant reimbursement income during the year ended December 31, 2012, compared to $0.1 million during the year ended December 31, 2011.

We recorded parking revenue of $1.6 million for the year ended December 31, 2012 due to the acquisition of a parking garage in connection with the 180 Peachtree Data Center.

Rental and Parking Expenses. Rental and parking expenses increased $7.0 million to $7.1 million for the year ended December 31, 2012, compared to $0.1 million for the year ended December 31, 2011. The increase was primarily due to increased property taxes, utilities, property management fees, repairs and maintenance and insurance expenses relating to our acquisition of 14 properties during the year ended December 31, 2012.

General and Administrative Expenses. General and administrative expenses increased $0.5 million to $1.2 million for the year ended December 31, 2012, compared to $0.7 million for the year ended December 31, 2011. The increase was primarily due to increased professional fees of $0.3 million, increased insurance of $0.1 million and increased personnel costs of $0.1 million. During the year ended December 31, 2012, our Advisor earned $0.1 million in asset management fees and waived irrevocably, without recourse, $1.1 million in asset management fees.

Acquisition Related Expenses. Acquisition related expenses increased $10.4 million to $11.5 million for the year ended December 31, 2012, compared to $1.1 million for the year ended December 31, 2011 due to our acquisition of 14 properties during the year ended December 31, 2012. Pursuant to the Advisory Agreement, we pay an acquisition fee to our Advisor of 2% of the contract purchase price of each property or asset acquired. We also reimburse our Advisor for acquisition expenses incurred in the process of acquiring a property or in the origination or acquisition of a loan other than for personnel costs for which our Advisor receives acquisition fees.

Depreciation and Amortization. Depreciation and amortization increased $7.1 million to $8.1 million for the year ended December 31, 2012, compared to $1.0 million for the year ended December 31, 2011. The increase was primarily due to an increase in the average depreciable basis of real estate properties to $223.9 million for the year ended December 31, 2012, compared to $15.1 million for the year ended December 31, 2011.

Other Income (Expenses). We recorded other income (expenses) of $5.6 million for the year ended December 31, 2012, which consisted of other income of $0.7 million related to interest earned on our preferred equity loan and our bridge loan, offset by interest expense of $6.3 million due to the increase in notes payable and the KeyBank Credit Facility.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue. We recorded revenue for the year ended December 31, 2011 in the amount of $1.3 million, which related to revenue earned from our one property owned as of such period, the Richardson Data Center. We did not record any revenue during the year ended December 31, 2010.

Rental Expenses. For the year ended December 31, 2011, we recorded rental expenses of $0.1, which related primarily to real estate taxes and property management fees on the Richardson Data Center. We did not incur rental expenses during the year ended December 31, 2010.

General and Administrative Expenses. For the years ended December 31, 2011 and 2010, general and administrative expenses were approximately $0.7 million and $0.1, respectively. The increase in 2011was primarily due to increased professional fees of $0.3 million, increased asset management fees of $0.1 million, increased board of director fees of $0.1million and an increase in other expenses of $0.1 million.

Acquisition Related Expenses. We recorded acquisition related expenses of $1.1 million for the year ended December 31, 2011, which related to our acquisition of the Richardson Data Center in 2011. We did not incur acquisition related expenses during the year ended December 31, 2010.

Depreciation and Amortization. Depreciation and amortization increased $0.5 million to $0.5 million for the year ended December 31, 2011 due to the acquisition of the Richardson Data Center in 2011.

Other Income (Expenses). We recorded interest expense of $0.4 million for the year ended December 31, 2011, which related to our note payable on the Richardson Data Center. We did not incur interest expense during the year ended December 31, 2010.

Distributions to Stockholders

We have paid, and may continue to pay, distributions from sources other than from our cash flow provided by operations. For the year ended December 31, 2012, our cash flow provided by operations of approximately $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid (total distributions were approximately $6.0 million, of which, $3.2 million of distributions were paid in cash and $2.8 million distributions were reinvested in shares of our common stock pursuant to our DRIP) during such period, and such shortfall was paid from proceeds from the Offering and common stock issued pursuant to the DRIP.

For the year ended December 31, 2011, our cash flow used in operations of $0.1 million was a shortfall of $0.5 million, or 100%, of our distributions paid (total distributions were $0.5 million, of which $0.2 million of distributions were paid in cash and $0.3 million of distributions were reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from the Offering and common stock issued pursuant to our DRIP.

We do not have any limits on the sources of funding distribution payments to our stockholders. We may pay, and have no limits on the amounts we may pay, distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our Advisor, our Advisor's deferral, suspension and/or waiver of its fees and expense reimbursements and offering proceeds. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute stockholders' interest in us if we sell shares of our common stock to third party investors. If we fund distributions from the proceeds of the Offering, we will have less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our ability to generate sufficient cash flow from operations to pay distributions. As a result, the return stockholders realize on their investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors.

Organization and Offering Costs

We reimburse our Advisor, or its affiliates, for organization and offering costs it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer-manager fee and the other organization and offering costs incurred by us to exceed 15% of gross offering proceeds as of the date of the reimbursement. We expect that other organization and offering costs (other than selling commissions and dealer-manager fees) will be approximately 1.25% of the gross offering proceeds. For the years ended December 31, 2012 and 2011, we paid SC Distributors approximately $15,538,000 and $2,816,000, respectively, in selling commissions and dealer manager fees. For the years ended December 31, 2012 and 2011, we reimbursed $2,999,000 and $419,000, respectively, in offering costs to the Advisor, or its affiliates.

Selling commissions and dealer-manager fees are charged to stockholders' equity. When accrued, offering costs are charged to stockholders' equity as such amounts will be reimbursed to our Advisor, or its affiliates, from the gross proceeds of the Offering. For a further discussion of other organization and offering costs, see Note 13—"Related-Party Transactions and Arrangements" to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Liquidity and Capital Resources

Our sources of funds are primarily the net proceeds of the Offering, operating cash flows and borrowings. Our principal demand for funds is for acquisitions of real estate and real estate-related investments, to pay operating expenses and interest on our future indebtedness and to pay distributions to our stockholders. In addition, we require resources to make certain payments to our Advisor and our dealer-manager, which, during the Offering, include payments to our Advisor and its affiliates for reimbursement of other organizational and offering costs, and to our dealer-manager and its affiliates for selling commissions and dealer-manager fees.

Generally, cash needs for items other than acquisitions of real estate and real estate-related investments are met from operations, borrowings, and the net proceeds of the Offering. However, there may be a delay between the sale of shares of our common stock and our investments in real estate and real estate-related investments, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations.

Our Advisor evaluates potential additional investments and engages in negotiations with real estate sellers, developers, brokers, investment managers, lenders and others on our behalf. Until we invest all of the proceeds of the Offering in properties and real estate-related securities, we generally invest the uninvested proceeds in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot predict how long it will take to fully invest the proceeds from the Offering in properties and real estate-related investments. The number of properties we acquire and other investments we make will depend upon the number of shares sold in the Offering and the resulting amount of net proceeds available for investment.

When we acquire a property, our Advisor prepares a capital plan that contemplates the estimated capital needs of that investment. In addition to operating expenses, capital needs may also include costs of refurbishment, tenant improvements or other major capital expenditures. The capital plan will also set forth the anticipated sources of the necessary capital, which may include a line of credit or other loans established with respect to the investment, operating cash generated by the investment, additional equity investments from us or joint venture partners or, when necessary, capital reserves. Any capital reserve would be established from the gross proceeds of the Offering, proceeds from sales of other investments, operating cash generated by other investments or other cash on hand. In some cases, a lender may require us to establish capital reserves for a particular investment. The capital plan for each investment will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.

On March 30, 2012, we entered into the KeyBank Credit Facility with KeyBank National Association ("KeyBank"), which credit facility was subsequently amended, to obtain a secured credit facility in an aggregate maximum principal amount of $75,000,000, consisting of a $37,500,000 revolving line of credit and a $37,500,000 term loan. On March 15, 2013, we amended our KeyBank Credit Facility to an aggregate maximum principal amount of $110,000,000, which can be increased to $250,000,000. See Note 20—"Subsequent Events" to the consolidated financial statements that are a part of this Annual Report on Form 10-K. The proceeds of loans made under the KeyBank Credit Facility may be used to finance the purchase of properties, capital expenditures with respect to real estate and for general corporate working capital purposes.

Any loan made under the KeyBank Credit Facility shall bear interest at per annum rates equal to either (i) the London Interbank Offered Rate, plus an applicable margin ranging from 2.50% to 3.50%, which is determined based on the overall leverage of the Company or (ii) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 1.25% to 2.25%, which is determined based on our overall leverage. In addition to interest, we are required to pay a fee on the unused portion of the lenders' commitments under the rev at a per annum rate equal to 0.50% if the average daily amount outstanding under the revolving line of credit is less than 50.0% of the lenders' commitments or 0.35% if the average daily amount outstanding under the revolving line of credit is greater than 50.0%.

The KeyBank Credit Facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt and limitations on distributions by the properties that serve as collateral for the credit facility in the event of default. The KeyBank Credit Facility agreement also imposes the following financial covenants: (i) minimum liquidity thresholds; (ii) a minimum ratio of operating cash flow to fixed charges; (iii) a maximum ratio of liabilities to asset value; (iv) a maximum daily distribution covenant; (v) a minimum quarterly equity raise; (vi) a minimum number of properties in the collateral pool; (vii) a minimum debt yield; and (viii) a minimum tangible net worth. In addition, the KeyBank Credit Facility agreement includes events of default that are customary for credit facilities and transactions of this type. We believe we were in compliance with all financial covenant requirements at December 31, 2012.

The actual amount available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Credit Facility agreement. Based on the value of the properties securing the KeyBank Credit Facility, the aggregate borrowing capacity thereunder was $66,368,000 as of December 31, 2012. As of December 31, 2012, we had an aggregate of $55,500,000 in borrowings outstanding under the KeyBank Credit Facility, of which $37,500,000 related to borrowings under the term loan and $18,000,000 related to borrowings under the revolving line of credit, and $10,868,000 remained available under the KeyBank Credit Facility. See Note 20—"Subsequent Events" for disclosure of the increase in the amount available under the KeyBank Credit Facility and the interest rate swap agreement entered in connection with it. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than the sources described above within the next 12 months.

Cash Flows

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Activities. Net cash flows provided by operating activities for the year ended December 31, 2012 was approximately $1.3 million, compared to net cash flows used in operating activities for the year ended December 31, 2011 of $0.1 million. For the year ended December 31, 2012, net cash flows provided by operating activities related primarily to increased rental revenue from our properties, offset by the payment of acquisition related fees and expenses, rental and parking expenses and general and administrative expenses. We anticipate net cash flows from operating activities to increase as we acquire additional properties.

Investing Activities. Net cash flows used in investing activities for the years ended December 31, 2012 and 2011 was $345.8 million and $74.3 million, respectively. For the year ended December 31, 2012, net cash flows used in investing activities related to the acquisition of 14 of our real estate properties and the origination of a preferred equity loan and a bridge loan. Net cash flows used in investing activities is dependent upon the amount of our offering proceeds invested in real estate and real estate-related investments.

Financing Activities. Net cash flows provided by financing activities for the year ended December 31, 2012 and 2011 was approximately $340.0 million and $83.2 million, respectively. For the year ended December 31, 2012, such cash flows related primarily to funds raised in our Offering of $167.5 million, proceeds from our mortgage loan payable of $142.3 million, proceeds from the KeyBank Credit Facility of $91.0 million, collection of escrow funds of $1.6 million, proceeds from noncontrolling interest in consolidated partnerships of $15.0 million, offset by principal payments on our mortgage loan payable in the amount of $1.3 million, payments on the Key Bank Credit Facility of $35.5 million, deferred financing costs of $3.7 million, cash distributions to our stockholders of $3.2 million, offering costs of $18.5 million, distributions to noncontrolling interests in consolidated partnerships of $2.6 million, repurchase of shares of our common stock of $0.2 million, payments to escrow funds of $4.9 million and purchase of noncontrolling interest in a consolidated partnership related to the Richardson Data Center of $7.5 million. We anticipate cash flows from financing activities to increase in the future as we raise additional funds in our Offering and incur additional debt to acquire more properties.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating Activities. Net cash flows used in operating activities for the year ended December 31, 2011 was approximately $0.1 million, compared to no cash in operating activities for the year ended December 31, 2010. For the year ended December 31, 2011, net cash flows used in operating activities related to rental revenue from our properties, offset by the payment of acquisition related fees and expenses, other assets and general and administrative expenses.

Investing Activities. Net cash flows used in investing activities for the years ended December 31, 2011 and 2010 was $74.3 million and $0, respectively. For the year ended December 31, 2011, net cash flows used in investing activities related to the acquisition of the Richardson Data Center and payments of real estate escrow deposits.

Financing Activities. Net cash flows provided by financing activities for the year ended December 31, 2011 and 2010 was approximately $83.2 million and $0, respectively. For the year ended December 31, 2011, such cash flows related primarily to funds raised in our Offering of $30.6 million, proceeds from our mortgage loan payable on the Richardson Data Center of $16.0 million, proceeds from noncontrolling interest in a consolidated partnership of $40.4 million, offset by payments on the note payable on the Richardson Data Center of $0.1 million, deferred financing costs of $0.1 million, cash distributions to our stockholders of $0.2 million, offering costs of $3.3 million and payments to escrow funds of $0.1 million.

Financing

We anticipate that our aggregate borrowings, both secured and unsecured, will not exceed 50.0% of the combined cost or market value of our real estate and real estate-related investments following completion of the Offering. For these purposes, the fair market value of each asset is equal to the purchase price paid for the asset or, if the asset was appraised subsequent to the date of purchase, then the fair market value will be equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of December 31, 2012, our borrowings were 50.8% of the fair market value of our real estate and real estate-related investments.

Under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300.0% of our net assets, without the approval of a majority of our independent directors. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles) valued at cost prior to deducting depreciation, amortization, bad debt and other non-cash reserves, less total liabilities. Generally, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. In addition, we may incur mortgage debt and pledge some or all of our properties as security for that debt to obtain funds to acquire additional real properties or for working capital. We may also borrow funds to satisfy the REIT tax qualification requirement that we distribute at least 90.0% of our annual REIT taxable income to our stockholders. Furthermore, we may borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes. As of each of March 25, 2013 and December 31, 2012, our leverage did not exceed 300.0% of the value of our net assets.

Notes Payable

For a discussion of our notes payable, see Note 8—"Notes Payable" to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Commitments and Contingencies

For a discussion of our commitments and contingencies, see Note 12—"Commitments and Contingencies" to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Debt Service Requirements

Our principal liquidity need is the payment of principal and interest on outstanding indebtedness. As of December 31, 2012, we had $156.8 million of notes payable outstanding and $55.5 million outstanding under the KeyBank Credit Facility. We are required by the terms of certain loan documents to meet certain covenants, such as financial ratios and reporting requirements. As of December 31, 2012, we believe we were in compliance with all such covenants and requirements on our mortgage loans payable and the KeyBank Credit Facility, and we expect to remain in compliance with all such requirements for the next 12 months.

In addition, during the year ended December 31, 2012, we entered into three derivative instruments for the purpose of managing or hedging our interest rate risks. The aggregate notional amount under the swap agreements is $75.1 million. We have agreements with each derivative counterparty that contain cross-default provisions, whereby if we default on certain of our unsecured indebtedness, then we could also be declared in default on our derivative obligations, resulting in an acceleration of payment thereunder. As of December 31, 2012, we were in compliance with all such cross-default provisions and expect to remain in compliance with all such requirements for the next 12 months.

Contractual Obligations

As of December 31, 2012, we had approximately $212,347,000 of debt outstanding. See Note 8—"Notes Payable" to our consolidated financial statements included in this Annual Report on Form 10-K for certain terms of the debt outstanding. Our contractual obligations as of December 31, 2012 are as set forth below (amounts are rounded in thousands):

	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Total
Principal payments- fixed rate debt(1)	$ 2,799	6,923	131,324	53,301	194,347
Interest payments- fixed rate debt(2)	8,762	19,269	14,888	12,752	55,671
Principal payments- variable rate debt	—	18,000	—	—	18,000
Interest payments- variable rate debt(3)	530	1,107	—	—	1,637
Total	$12,091	$45,299	$146,212	$66,053	$269,655

(1) Principal payments reflect actual payments based on face amount of notes payable.
(2) As of December 31, 2012, we had $75 million of variable rate debt and borrowings under the KeyBank Credit Facility that were ixed through the use of interest rate swaps. We used the fixed rates under the swap agreements to calculate the debt payment obligations in future periods.
(3) As of December 31, 2012, the interest rate on the variable debt obligations was 3.21%, which we used to calculate future interest payments.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements.

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include reimbursement billings for operating expenses, pass-through charges and real estate tax and insurance reimbursements. However, due to the long-term nature of our leases, among other factors, the leases may not re-set frequently enough to adequately offset the effects of inflation.

Material Related-Party Transactions and Arrangements

We have entered into agreements with our Advisor and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition fees and expenses, organization and offering expenses, sales commissions, dealer-manager fees, asset and property management fees and reimbursement of operating costs. Refer to Note 13—"Related-Party Transactions and Arrangements" to our consolidated financial statements included in this Annual Report on Form 10-K for a detailed discussion of the various related-party transactions and agreements.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations and funds from operations ("FFO"). FFO is not equivalent to our income or loss as determined under GAAP, but rather it is a measure promulgated by the National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group. NAREIT's belief is that FFO is a more accurate reflection of the operating performance of a REIT because of certain unique operating characteristics of real estate companies. We define FFO, consistent with NAREIT's definition, as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, impairments, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

We, along with the others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT's operating performance because it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

Presentation of this information is intended to assist management and stockholders in comparing the operating performance of different REITs. It should be noted, however, that not all REITs calculate FFO the same way, and therefore comparisons with other REITs may not be meaningful. Further, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance.

Since the establishment of FFO as an industry benchmark, there have been changes in the accounting and reporting guidance (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that have increased non-cash and non-operating items included in FFO. In addition, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation and therefore require additional adjustments to FFO in evaluating performance. The Investment Program Association (the "IPA"), an industry trade group, has standardized a measure known as modified funds from operations ("MFFO"), which we believe to be another appropriate supplemental measure to reflect the operating performance of a REIT. The use of MFFO is recommended by the IPA as a supplemental performance measure for publicly registered, non-listed REITs. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income or loss as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items included in the determination of GAAP net income: acquisition fees and expenses; amounts related to straight line rental income and amortization of above and below market leases and liabilities; accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA's Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, amounts related to straight line rents and the adjustments of such items related to noncontrolling interests in the Operating Partnership. Since MFFO excludes acquisition related expenses, it should not be construed as a historic performance measure.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) as an indication of our performance, as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance.

The following is a reconciliation of net loss attributable to the Company, which is the most directly comparable GAAP financial measure to FFO and MFFO for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	For the Year Ended December 31,		
	2012	**2011**	**2010**
Net loss attributable to the Company	$ (7,700)	$ (1,061)	$ (65)
Adjustments:			
Depreciation and amortization—real estate	8,080	517	—
Noncontrolling interest's shares of the above adjustments related to the consolidated joint venture arrangements	(3,369)	(229)	—
FFO	$ (2,989)	$ (773)	$ (65)
Adjustments:			
Acquisition related expenses	$ 11,474	$ 1,084	$ —
Amortization of above and below market lease	(2,407)	(40)	—
Amortization of straight-line rents	(2,402)	(102)	—
Noncontrolling interest's shares of the above adjustments related to the consolidated joint venture arrangements	1,304(1)	(392)(2)	—
MFFO	$ 4,980	$ (223)	$ (65)
Weighted average common shares outstanding - basic and diluted	9,933,490	1,026,976	20,000
Net loss per common share—basic and diluted	$ (0.78)	$ (1.03)	$ (3.27)
FFO per common share—basic and diluted	$ (0.30)	$ (0.75)	$ (3.25)

(1) Of this amount, $785,000 related to straight-line rent, $1,416,000 related to above and below market leases and $(897,000) related to acquisition expenses.

(2) Of this amount, $45,000 related to straight-line rent, $18,000 related to above and below market leases and $(455,000) related to acquisition expenses.

The following is a reconciliation of net loss attributable to the Company, which is the most directly comparable GAAP financial measure to FFO and MFFO for the following quarterly periods (in thousands):

	For the Quarter Ended			
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Net loss attributable to the Company	$ (3,654)	$ (2,216)	$ (662)	$ (1,168)
Adjustments:				
Depreciation and amortization—real estate	3,319	2,078	1,523	1,160
Noncontrolling interest's shares of the above adjustments related to the consolidated joint venture arrangements	(919)	(777)	(901)	(772)
FFO	$ (1,254)	$ (915)	$ (40)	$ (780)
Adjustments:				
Acquisition related expenses	$ 5,219	$ 3,142	$ 1,019	$ 2,094
Amortization of above and below market lease	(822)	(646)	(518)	(421)
Amortization of straight-line rents	(1,070)	(596)	(408)	(328)
Noncontrolling interest's shares of the above adjustments related to the consolidated joint venture arrangements	536	543	580	(355)
MFFO	$ 2,609	$ 1,528	$ 633	$ 210
Weighted average common shares outstanding—basic and diluted	16,989,505	11,341,730	7,233,405	4,076,195
Net loss per common share—basic and diluted	$ (0.22)	$ (0.20)	$ (0.09)	$ (0.29)
FFO per common share—basic and diluted	$ (0.07)	$ (0.08)	$ (0.01)	$ (0.19)

Subsequent Events

For a discussion of subsequent events, see Note 20—"Subsequent Events" to the consolidated financial statements that are a part of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, the primary market risk to which we are exposed is interest rate risk. We have obtained variable rate debt financing to fund certain property acquisitions, and we are exposed to changes in the one-month LIBOR. Our objectives in managing interest rate risks seek to limit the impact of interest rate changes on operations and cash flows, and to lower overall borrowing costs. To achieve these objectives we will borrow primarily at interest rates with the lowest margins available and, in some cases, with the ability to convert variable interest rates to fixed rates. We have entered, and may continue to enter, into derivative financial instruments, such as interest rate swaps, in order to mitigate our interest rate risk on a given variable rate financial instrument. We have not entered, and do not intend to enter, into derivative or interest rate transactions for speculative purposes. We may also enter into rate-lock arrangements to lock interest rates on future borrowings. We are exposed to credit and market risks including, but not limited to, the failure of any counterparty to perform under the terms of the derivative contract or the adverse effect on the value of the financial instrument resulting from a change in interest rates.

As of December 31, 2012, $18.0 million of the $212.3 million outstanding on notes payable and the Key Bank Credit Facility were subject to variable interest rates. Revolving loans under the Key Bank Credit Facility bore interest at a rate of 3.21%. As of December 31, 2012, an increase of 50 basis points in interest rates would result in a change in interest expense of $0.1 million per year, assuming all of our derivatives remain effective hedges.

As of December 31, 2012, we had three interest rate swap agreements outstanding, which mature on various dates from October 2017 through November 2017, with an aggregate notional amount under the swap agreements of $75.1 million and an aggregate net fair value of $(1.0) million. The fair value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of December 31, 2012, an increase of 50 basis points in interest rates would result in an increase to the fair value of these interest rate swaps of $1.6 million. These interest rate swaps were designated as hedging instruments.

We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

Item 8. Financial Statements and Supplementary Data.

See the index at Part IV, Item 15. Exhibits and Financial Statement Schedules.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) *Evaluation of disclosure controls and procedures.* We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily were required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs.

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, we conducted an evaluation as of December 31, 2012 under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of December 31, 2012, were effective, in all material respects, for the purposes stated above.

(b) *Management's Report on Internal Control over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision, and with the participation, of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our evaluation under the Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

(c) *Changes in internal control over financial reporting.* There have been no changes in our internal controls over financial reporting that occurred during the three months ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item is incorporated by reference to our definitive proxy statement to be filed with respect to our 2013 annual meeting of stockholders.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to our definitive proxy statement to be filed with respect to our 2013 annual meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to our definitive proxy statement to be filed with respect to our 2013 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to our definitive proxy statement to be filed with respect to our 2013 annual meeting of stockholders.

Item 14. Principal Accounting Fees and Services.

The information required by this Item is incorporated by reference to our definitive proxy statement to be filed with respect to our 2013 annual meeting of stockholders.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this Annual Report:

(a)(1) *Consolidated Financial Statements:*

The index of the consolidated financial statements contained herein is set forth on page F-1 hereof.

(a)(2) *Financial Statement Schedules:*

The financial statement schedules listed in the index to consolidated financial statements on Page F-1 hereof.

(a)(3) *Exhibits:*

The exhibits listed on the Exhibit Index (following the signatures section of this report) are included, or incorporated by reference, in this Annual Report.

(b) *Exhibits:*

See Item 15(a)(3) above.

(c) *Financial Statement Schedules:*

See Item 15(a)(2) above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF CARTER VALIDUS MISSION CRITICAL REIT, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
of Carter Validus Mission Critical REIT, Inc.:

We have audited the accompanying consolidated balance sheets of Carter Validus Mission Critical REIT, Inc. (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carter Validus Mission Critical REIT, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young, LLP

Atlanta, GA
April 1, 2013

PART 1. FINANCIAL STATEMENTS

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Real estate:		
Land (4,280 and $0 related to VIE)	$ 34,577	$ 449
Building and improvements, less accumulated depreciation of $5,845 and $427, respectively ($92,671 and $0 related to VIE)	351,714	25,924
Acquired intangible assets, less accumulated amortization of $2,886 and $90, respectively ($14,608 and $0 related to VIE)	57,132	3,770
Total real estate, net ($111,559 and $0 related to VIE)	443,423	30,143
Cash and cash equivalents ($463 and $0 related to VIE)	4,377	8,969
Real estate escrow deposits	578	44,695
Notes receivables	23,711	514
Other assets ($4,078 and $0 related to VIE)	11,708	1,030
Total assets	$483,797	$85,351
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Notes payable ($54,420 and $0 related to VIE)	$156,847	$15,850
Credit facility	55,500	—
Accounts payable due to affiliates ($104 and $0 related to VIE)	5,674	1,622
Accounts payable and other liabilities ($1,536 and $0 related to VIE)	6,913	1,394
Derivative liabilities	963	—
Intangible lease liabilities, less accumulated amortization of $2,583 and $40, respectively ($18,375 and $0 related to VIE)	54,022	1,679
Total liabilities	279,919	20,545
Stockholders' equity:		
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized; 20,261,611 and 3,127,419 shares issued, respectively; 20,241,478 and 3,127,419 shares outstanding, respectively	202	31
Additional paid-in capital	172,602	26,517
Accumulated deficit	(16,393)	(1,771)
Accumulated other comprehensive loss	(963)	—
Total stockholders' equity	155,448	24,777
Noncontrolling interests in consolidated partnerships	48,429	40,028
Noncontrolling interests in operating partnership	1	1
Total equity	203,878	64,806
Total liabilities and stockholders' equity	$483,797	$85,351

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands, except shares and per share amounts)

	For the Year Ended December 31,		
	2012	**2011**	**2010**
Revenue			
Rental and parking revenue	$ 21,955	$ 1,286	$ —
Tenant reimbursement income	5,799	59	—
Total revenue	27,754	1,345	—
Expenses:			
Rental and parking expenses	7,066	96	—
General and administrative expenses	1,172	675	66
Acquisition related expenses	11,474	1,084	—
Depreciation and amortization	8,080	517	—
Total expenses	27,792	2,372	66
Loss from operations	(38)	(1,027)	(66)
Other income (expense):			
Other income	658	1	—
Interest expense	(6,260)	(413)	—
Total other income (expenses)	(5,602)	(412)	—
Consolidated net loss	(5,640)	(1,439)	(66)
Net loss (income) attributable to noncontrolling interests in Consolidated Partnerships	(2,060)	378	—
Net loss attributable to noncontrolling interests in Operating Partnership	—	—	1
Net loss attributable to the Company	$ (7,700)	$ (1,061)	$ (65)
Other comprehensive loss:			
Unrealized loss on interest rate swap	$ (1,011)	$ —	$ —
Reclassification of previous unrealized loss on interest rate swaps into net income	48	—	—
Other comprehensive loss	(963)	—	—
Comprehensive loss attributable to the Company	$ (8,663)	$ (1,061)	$ (65)
Weighted average number of common shares outstanding:			
Basic and diluted	9,933,490	1,026,976	20,000
Net loss per common share attributable to common stockholders:			
Basic and diluted	$ (0.78)	$ (1.03)	$ (3.27)

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests In Operating Partnership	Noncontrolling Interests In Consolidated Partnerships	Total Stockholders' Equity
	No. of Shares	Par Value						
Balance, December 31, 2009	20,000	$—	$ 200	$ —	$ —	$—	$ —	$ 200
Issuance of noncontrolling interests	—	—	—	—	—	2	—	2
Net loss	—	—	—	(65)	—	(1)	—	(66)
Balance, December 31, 2010	20,000	—	200	(65)	—	1	—	136
Issuance of common stock	3,081,139	31	30,593	—	—	—	—	30,624
Issuance of common stock under the dividend reinvestment program	26,280	—	250	—	—	—	—	250
Contributions from noncontrolling interests in consolidated partnerships	—	—	—	—	—	—	40,406	40,406
Distributions declared to common stockholders	—	—	—	(645)	—	—	—	(645)
Commissions on sale of common stock and related dealer-manager fees	—	—	(2,816)	—	—	—	—	(2,816)
Other offering costs	—	—	(1,736)	—	—	—	—	(1,736)
Stock-based compensation	—	—	26	—	—	—	—	26
Net loss	—	—	—	(1,061)	—	—	(378)	(1,439)
Balance, December 31, 2011	3,127,419	$ 31	$ 26,517	$ (1,771)	$ —	$ 1	$40,028	$ 64,806
Issuance of common stock	16,839,443	168	167,345	—	—	—	—	167,513
Vesting of restricted stock	3,750	—	—	—	—	—	—	—
Issuance of common stock under the dividend reinvestment program	291,000	3	2,762	—	—	—	—	2,765
Contributions from noncontrolling interests in Consolidated Partnerships	—	—	—	—	—	—	15,000	15,000
Distributions to noncontrolling interests in Consolidated Partnerships	—	—	—	—	—	—	(2,646)	(2,646)
Distributions declared to common stockholders	—	—	—	(6,922)	—	—	—	(6,922)
Commissions on sale of common stock and related dealer-manager fees	—	—	(15,538)	—	—	—	—	(15,538)
Other offering costs	—	—	(6,852)	—	—	—	—	(6,852)
Redemption of common stock	(20,134)	—	(196)	—	—	—	—	(196)
Purchase of noncontrolling interests in Consolidated Partnerships	—	—	(1,487)	—	—	—	(6,013)	(7,500)
Stock-based compensation	—	—	51	—	—	—	—	51
Other comprehensive loss	—	—	—	—	(963)	—	—	(963)
Net income (loss)	—	—	—	(7,700)	—	—	2,060	(5,640)
Balance, December 31, 2012	20,241,478	$202	$172,602	$(16,393)	$(963)	$ 1	$48,429	$203,878

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Consolidated net loss	$ (5,640)	$ (1,439)	(66)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	8,080	517	—
Amortization of debt issue costs	490	15	—
Amortization of straight-line rent	(2,402)	(102)	—
Amortization of intangible lease liability	(2,407)	(40)	—
Deferred revenue	991	—	—
Stock-based compensation	51	26	—
Changes in operating assets and liabilities:			
Accounts payable and accrued liabilities	3,764	1,514	—
Accounts payable due to affiliates	87	249	—
Other assets, net	(1,737)	(830)	66
Net cash provided by (used in) operating activities	1,277	(90)	—
Cash flows from investing activities:			
Investment in real estate and other assets	(365,544)	(28,940)	—
Capital expenditures	(1,066)	—	—
Payments of real estate escrow deposits	(21,708)	(44,696)	—
Collection of real estate escrow deposits	65,826	—	—
Investments in nonconsolidated partnership	—	(171)	—
Other deposits	(196)	—	—
Investments in real estate note receivables	(23,150)	(514)	—
Net cash used in investing activities	(345,838)	(74,321)	—
Cash flow from financing activities:			
Proceeds from note payable	142,303	16,000	—
Payments on note payable	(1,306)	(150)	—
Proceeds from credit facility	91,000	—	—
Payments on credit facility	(35,500)	—	—
Deferred financing costs	(3,709)	(161)	—
Repurchase of common stock	(196)	—	—
Distributions to stockholders	(3,206)	(222)	—
Proceeds from issuance of common stock	167,513	30,624	—
Payments of other offering costs	(2,887)	(380)	—
Payments of commissions on sale of common stock and related dealer-manager fees	(15,538)	(2,816)	—
Proceeds from noncontrolling interest in Consolidated Partnerships	15,000	40,406	2
Purchase of noncontrolling interest in Consolidated Partnership	(7,500)	—	—
Payments to escrow funds	(4,994)	(123)	—
Collection of escrow funds	1,635	—	—
Distributions to noncontrolling interests in Consolidated Partnerships	(2,646)	—	—
Net cash provided by financing activities	339,969	83,178	2
Net change in cash	(4,592)	8,767	2
Cash and cash equivalents—Beginning of period	8,969	202	200
Cash and cash equivalents—End of period	$ 4,377	$ 8,969	202
Supplemental disclosure of non-cash transactions:			
Accrued offering costs due to affiliates	$ 6,202	$ 1,356	$ —
Common stock issued through dividend reinvestment plan	$ 2,765	$ 250	$ —
Distributions declared and unpaid	$ 951	$ 173	$ —
Net unrealized loss in interest rate swap	$ 963	$ —	$ —
Accrued deferred financing costs	$ —	$ 341	$ —
Supplemental cash flow disclosures:			
Interest paid	$ 5,122	$ 343	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—Organization and Business

Carter Validus Mission Critical REIT, Inc. (the "Company"), incorporated on December 16, 2009, is a Maryland corporation, which is taxed and qualifies as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), for federal income tax purposes. Substantially all of the Company's business is conducted through Carter/Validus Operating Partnership, LP, a Delaware limited partnership (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership. Carter/Validus Advisors, LLC (the "Advisor"), the Company's affiliated advisor, is the sole limited partner of the Operating Partnership. As of December 31, 2012, the Company owned 15 properties (including two properties owned through consolidated partnerships) comprising 1.2 million rentable square feet of single-tenant and multi-tenant commercial space located in eleven metropolitan statistical areas ("MSAs"). As of December 31, 2012, the rentable space at these properties was 100% leased. As of December 31, 2012, the Company also owned a secured preferred equity loan and a bridge loan. Except as the context otherwise requires, "we," "our," "us," and the "Company" refer to Carter Validus Mission Critical REIT, Inc., the Operating Partnership, all majority-owned subsidiaries and controlled subsidiaries.

Pursuant to a registration statement on Form S-11 under the Securities Act of 1933, as amended (the "Securities Act"), the Company is offering for sale to the public on a "best efforts" basis a maximum of 150,000,000 shares of common stock at a price of $10.00 per share, and up to 25,000,000 additional shares of common stock pursuant to a distribution reinvestment plan (the "DRIP"), under which the Company's stockholders may elect to have distributions reinvested in additional shares at the higher of $9.50 per share or 95% of the fair market value per share as determined by the Company's board of directors (the "Offering"), for a maximum offering of up to $1,738,000,000. The registration statement for the Offering was first declared effective by the Securities and Exchange Commission (the "SEC") on December 10, 2010. As of December 31, 2012, the Company had issued approximately 20,238,000 shares of its common stock (including shares of common stock issued pursuant to the DRIP) in the Offering, for gross proceeds of approximately $201,151,000, before selling commissions and dealer-manager fees of approximately $18,354,000 and other offering costs of approximately $8,588,000. As of December 31, 2012, the Company had approximately 154,762,000 shares of common stock remaining in the Offering.

Note 2—Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding the consolidated financial statements. Such consolidated financial statements and the accompanying notes thereto are the representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP"), in all material respects, and have been consistently applied in preparing the consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The Company evaluates the need to consolidate investments in entities based on standards set forth in the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810"). In determining whether the Company has a controlling interest in the entities and the requirement to consolidate the accounts of any such entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the partners/members as well as whether the investment entity is a variable interest entity ("VIE") for which the Company is the primary beneficiary.

A VIE is a legal entity in which the equity investors do not have the characteristics of a controlling financial interest but is subject to consolidation if the entity (i) has insufficient equity at risk to permit the entity to finance its activities, (ii) whose at risk equity owners, as a group, do not have the power to direct the activities that most significantly impact the entity's economic performance, or (iii) whose at risk equity owners do not absorb the entity's losses or receive its returns. The Company consolidates all VIEs for which it is the primary beneficiary. In determining whether the Company is the primary beneficiary of a VIE, it considers if it has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors included, but are not limited to, the Company's ability to direct the activities that most significantly impact the entity's economic performance, its form of ownership interest, its representation on the entity's governing body, the size and seniority of its investment, its ability and the rights of other investors to participate in policy making decisions and to replace the manager of and/or liquidate the entity.

As of December 31, 2012, the Company consolidated the accounts of one VIE, the 180 Peachtree Data Center, as it has the power to direct the activities that most significantly impact the entity's economic performance, see Note 3—"Real Estate Investments."

In addition, the Company evaluates its loan investments to determine if the borrowing entity qualifies as a VIE. As of December 31, 2012, the Company determined that two of its loan investments were with entities that qualify as VIEs, of which the Company is not the primary beneficiary because it does not have the ability to direct the activities of the VIEs that most significantly impact the entities' economic performance, see Note 6—"Investment in Notes Receivables."

The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership, all majority-owned subsidiaries and controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

In the Company's previously issued consolidated balance sheet as of December 31, 2011, notes receivables in the amount of $514,000 was included in other assets; and land in the amount of $449,000, building and improvements in the amount of $25,924,000 and acquired intangible assets in the amount of $3,770,000 were included in total real estate. Theses amounts have been reclassified to conform to the current period presentation as a separate line item in the accompanying consolidated balance sheets.

In the Company's previously issued consolidated statement of operations for the year ended December 31, 2011, tenant reimbursement income in the amount of $59,000 was included in rental revenue. This amount has been reclassified to conform to current period presentation as a separate line item in the accompanying consolidated statement of comprehensive loss.

Notes Receivables

As of December 31, 2012, the Company had investments in three notes receivables, which represented loans held for investment and intended to be held to maturity. Accordingly, these notes are recorded at cost, net of unamortized loan origination costs and fees, and allowance for losses when a loan is deemed to be impaired. Premiums, discounts, and net origination fees are amortized or accreted as an adjustment to interest income using the effective interest method over the life of the loan. Interest income earned on notes receivables for the years ended December 31, 2012 and 2011was $692,000 and $0, respectively. During the year ended December 31, 2010, the Company did not own any notes receivables.

The Company evaluates the collectability of both interest and principal on each note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators such as underlying collateral and payment history. There were no amounts past due on notes receivable as of December 31, 2012. A note receivable is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. If a note receivable is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the note receivable's effective interest rate or to the value of the underlying collateral if the note receivable is collateral dependent. Interest income on performing notes receivable is accrued as earned. Interest income on an impaired note receivable is recognized on a cash basis. Evaluating a note receivable for potential impairment can require management to exercise significant judgments. No impairment losses or allowances were recorded related to notes receivables for the years ended December 31, 2012 and 2011.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. These estimates are made and evaluated on an on-going basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

Restricted Cash Held in Escrow

Restricted cash held in escrow includes cash held by lenders in escrow accounts for tenant and capital improvements, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender's loan agreement. Contributions and receipts of escrowed funds have been classified as financing activities since such funds are controlled by lenders and serve as collateral for the notes payable. Restricted cash is reported in other assets on the balance sheets, see Note 5—"Other Assets."

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. As of December 31, 2012 and 2011, the Company's deferred financing costs were $3,438,000 and $487,000, respectively, net of amortization. Deferred financing costs are reported in other assets on the balance sheet.

Investment in and Valuation of Real Estate and Related Assets

Real estate costs related to the acquisition, development, construction and improvement of properties are capitalized. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset.

Depreciation

The Company considers the period of future benefit of an asset in determining the appropriate useful life. The Company estimated the useful lives of its assets by class as follows:

Building and improvements	15 – 40 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease
Furniture, fixtures, and equipment	3 – 10 years

Allocation of Purchase Price of Real Estate and Related Assets

Upon the acquisition of real properties, the Company allocates the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on management's determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management's consideration of current market costs to execute a similar lease. These direct lease origination costs are included in real estate assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are included in real estate assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Impairment of Long Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment losses have been recorded to date.

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property's future cash flows and a different conclusion regarding the existence of an impairment, the extend of such loss, if any, as well as the carrying value of the real estate and related assets.

Real Estate Escrow Deposits

Real estate escrow deposits include funds held by escrow agents and others to be applied towards the purchase of real estate.

Fair Value

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company's assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company's financial assets and liabilities:

Cash and cash equivalents, restricted cash, rents and tenant receivables, property escrow deposits, prepaid expenses, mortgage loan deposits, accounts payable and accrued liabilities—The Company considers the carrying values of these financial instruments, assets and liabilities to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Notes payable—Fixed Rate—The fair value is estimated by discounting the expected cash flows on notes payable at current rates at which management believes similar loans would be made considering the terms and conditions of the loan and prevailing market interest rates. The estimated fair value of notes payable measured using quoted prices and observable inputs from similar liabilities (Level 2), was approximately $121,724,000 and $15,827,000 as of December 31, 2012 and 2011, respectively. The carrying value of the notes payable was $119,269,000 and $15,850,000 as of December 31, 2012 and 2011, respectively.

Notes payable—Variable and KeyBank Credit Facility—The fair value of the notes payable—variable and the secured credit facility with KeyBank National Association (the "KeyBank Credit Facility") approximate their carry value as the interest rate on these instruments reset to market on a monthly basis. The carrying value notes payable – variable and the KeyBank Credit Facility were $93,078,000 and $0 as of December 31, 2012 and 2011, respectively.

Derivative instruments—The Company's derivative instruments represent interest rate swaps. These swaps are carried at fair value to comply with the provisions of ASC 820. The fair value of these instruments is determined using interest rate market pricing models. The Company incorporated credit valuation adjustments to appropriately reflect the Company's nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. The Company has determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy, the credit valuation adjustment associated with these instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the respective counterparty. However, as of December 31, 2012, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and has determined that the credit valuation adjustments are not significant to the overall valuation of its interest rate swaps. As a result, the Company determined that its interest rate swaps valuation in its entirety is classified in Level 2 of the fair value hierarchy.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize, or be liable for, on disposition of the financial instruments.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2012 (in thousands):

	Balance as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:				
Interest rate swaps	$(963)	$—	$(963)	$—

As of December 31, 2011, the Company did not have any assets or liabilities that were required to be measured at fair value on a recurring basis.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

The Company recognizes revenue in accordance with ASC Topic 605, *Revenue Recognition* ("ASC 605"). ASC 605 requires that all four of the following basic criteria be met before revenue is realized or realizable and earned: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

In accordance with ASC Topic 840, Leases, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amount contractually due under the lease agreements are credited or charged to deferred rent receivable or deferred rent liability, as applicable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC Subtopic 605-45, *Revenue Recognition—Principal Agent Consideration* ("ASC 605-45"). ASC 605-45 requires that these reimbursements be recorded on a gross basis, when the Company is the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and has credit risk.

Income Taxes

The Company is taxed as a REIT under Sections 856 through 860 of the Code. As a REIT, the Company is required to distribute at least 90% of its taxable income (excluding capital gains) to its stockholders. In addition, the Company generally is not subject to federal corporate income taxes to the extent it distributes its taxable income to its stockholders. Even as a REIT, the Company may be subject to certain state and local taxes on its income and property and federal income and excise taxes on its undistributed income.

Concentration of Credit Risk and Significant Leases

As of December 31, 2012, the Company had cash on deposit, including restricted cash, in five financial institutions, four of which had deposits in excess of current federally insured levels, totaling $5.9 million; however, the Company has not experienced any losses in such accounts. The Company limits its cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss or lack of access to cash in its operating accounts. Concentration of credit risk with respect to accounts receivable from tenants is limited. The Company performs credit evaluations of prospective tenants and security deposits are obtained upon lease execution.

Based on leases in effect as of December 31, 2012, the Company owned properties in eleven MSAs (including two properties owned through consolidated partnerships), four of which accounted for 10.0% or more of annualized rental revenues. Properties located in the Dallas-Ft. Worth-Arlington, Texas area accounted for 26.9% of 2012 annualized rental revenues, properties located in the Atlanta-Sandy Springs-Marietta, Georgia area accounted for 24.7% of 2012 annualized rental revenues, properties located in the Philadelphia-Camden-Wilmington, Pennsylvania area accounted for 12.3% of 2012 annualized rental revenues and properties located in Akron, Ohio area accounted for 10.1% of 2012 annualized rental revenues.

Based on leases in effect as of December 31, 2012, the Company's two reportable business segments, data centers and medical facilities, accounted for 58.3% and 41.7%, respectively, of 2012 gross annualized base rent. As of December 31, 2012, leases with three tenants each accounted for 10% or more of the Company's annualized rental revenues, which in total accounted for 37% of total annualized rental revenues.

The following table shows tenants that accounted for 10% or more of the Company's 2012 gross annualized rental revenues:

Tenant	Property	2012 Annualized Base Rent (in thousands)(1)	Percentage of Annualized Base Rent	Gross Leased Area (Sq Ft)	Lease Expiration Date
Level 3 Communications, LLC . . .	180 Peachtree Data Center/				05/31/2021
	Southfield Data Center	$4,361	15%	185,239	05/24/2027
Vanguard	Philadelphia Data Center	$3,497	12%	121,000	12/31/2024
Akron General Health System . . .	Akron General Medical Center	$2,916	10%	98,705	06/28/25
		$10,774		404,944	

(1) Annualized base rent is based on contractual base rent from leases in effect as of December 31, 2012. The loss of the tenant or their inability to pay rent could have a material adverse effect on the Company's business and results of operations. Annualized base rent is substantially equivalent to annualized effective rent.

Stock-based Compensation

The Company accounts for stock-based compensation based upon the estimated fair value of the share awards. Accounting for stock-based compensation requires the fair value of the awards to be amortized as compensation expense over the period for which the services relate and requires any dividend equivalents earned to be treated as dividends for financial reporting purposes. See Note 10—"Stock-based Compensation" for a further discussion of stock-based compensation awards.

Stockholders' Equity

As of December 31, 2012, the Company was authorized to issue 350,000,000 shares of stock, of which 300,000,000 shares are designated as common stock at $0.01 par value per share and 50,000,000 shares are designated as preferred stock at $0.01 par value per share. As of December 31, 2012, the Company had approximately 20,262,000 shares of common stock issued; and 20,241,000 shares of common stock outstanding, and no shares of preferred stock issued and outstanding. As of December 31, 2011, the Company had approximately 3,127,000 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. The Company's board of directors may authorize additional shares of capital stock and amend their terms without obtaining stockholder approval.

Share Repurchase Program

The Company has approved a share repurchase program that allows for repurchases of shares of the Company's common stock when certain criteria are met. The share repurchase program provides that all redemptions during any calendar year, including those upon death or a qualifying disability of a stockholder, are limited to those that can be funded with proceeds raised from the DRIP.

Repurchases of shares of the Company's common stock are at the sole discretion of the Company's board of directors. In addition, the Company's board of directors, at its sole discretion, may amend, suspend, reduce, terminate or otherwise change the share repurchase program upon 30 days' prior notice to the Company's stockholders for any reason it deems appropriate. As of December 31, 2012, the Company had repurchased approximately 20,000 shares of common stock, for an aggregate amount of $196,000, under its share repurchase program. The Company did not repurchase any shares of common stock during the year ended December 31, 2011.

Distributions Payable and Distribution Policy

In order to maintain its status as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its taxable income, excluding capital gains. To the extent funds are available, the Company intends to continue to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates. As of December 31, 2012, the Company paid aggregate distributions, since inception, of approximately $6,441,000 ($3,427,000 in cash and $3,014,000 of which were reinvested in shares of common stock pursuant to the DRIP), calculated at the current rate of 7.0%. The Company's distributions declared per common share was $0.70 and $0.63 for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012, the Company had distributions payable of approximately $1,124,000. The distributions were paid in January 2013, of which $625,000 were paid in cash and $499,000 were reinvested in shares of common stock pursuant to the DRIP.

Earnings Per Share

Basic earnings (loss) per share for all periods presented are computed by dividing net income (loss) attributable to the Company by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share are computed based on the weighted average number of shares outstanding and all potentially dilutive securities, if any. Shares of unvested restricted common stock give rise to potentially dilutive shares of common stock as dividends are paid on unvested restricted shares. As of December 31, 2012, 2011 and 2010, there were 20,250 shares, 15,000 shares and 0 shares, respectively, of non-vested shares of restricted common stock outstanding, but such shares were excluded from the computation of diluted earnings per share because such shares were anti-dilutive during these periods.

Interest

Interest is charged to expense as it accrues. No interest costs were capitalized during any of the years presented.

Reportable Segments

ASC 280, *Segment Reporting*, establishes standards for reporting financial and descriptive information about an enterprise's reportable segments. As of December 31, 2012, the Company operated through two reportable business segments – data centers and medical facilities. With the continued expansion of the Company's portfolio, segregation of the Company's operations into two reporting segments is useful in assessing the performance of the Company's business in the same way that management reviews performance and makes operating decisions. See Note 15—"Segment Reporting" for further discussion.

Derivative Instruments and Hedging Activities

ASC Topic 815, *Derivatives and Hedging* ("ASC 815"), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the consolidated statements of comprehensive loss during the current period.

The Company is exposed to variability in expected future cash flows that are attributable to interest rate changes in the normal course of business. The Company's primary strategy in entering into derivative contracts is to add stability to future cash flows by managing its exposure to interest rate movements. The Company utilizes derivative instruments, including interest rate swaps, to effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

In accordance with ASC 815, the Company designates interest rate swap contracts as cash flow hedges of floating-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earning in the same line item associated with forecasted transaction and the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in the consolidated statements of comprehensive loss during the current period.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS,* ("ASU 2011-04"), which changes the wording used to describe the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements in order to improve consistency in the application and description of fair value between GAAP and International Financial Reporting Standards, or IFRS. Additional disclosure requirements in ASU 2011-04 include: (i) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by an entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (ii) for an entity's use of a nonfinancial asset that is different from the asset's highest and best use, the reason for the difference; (iii) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (iv) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011 and early adoption is not permitted. The adoption of ASU 2011-04 on January 1, 2012 did not have a material effect on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income* (Topic 220): *Presentation of Comprehensive Income* ("ASU 2011-05"). This guidance allows an entity the option to present total comprehensive income, components of net income, and components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total other comprehensive income, and a total for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 is applied retrospectively. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 on January 1, 2012 did not have a material effect on the Company's consolidated financial statements.

In November 2011, the FASB issued Accounting Standards Update ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12"). This guidance supersedes certain paragraphs in ASU 2011-05 addressing reclassification adjustments out of accumulated other comprehensive income. The effective dates and changes to the presentation are the same as noted in ASU 2011-05 above. The adoption of ASU 2011-12 on January 1, 2012 did not have a material effect on the Company's consolidated financial statements.

Note 3—Real Estate Investments

The Company's real estate investments consisted of the following as of December 31, 2012 and 2011 (in thousands):

	December 31,	
	2012	2011
Land	$ 34,577	$ 449
Building and improvements	357,559	26,351
Identified intangible assets	60,019	3,860
	452,155	30,660
Less: accumulated depreciation and amortization	(8,732)	(517)
	$443,423	$30,143

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $8,080,000, $517,000 and $0, respectively. In addition to the property acquisitions discussed below, for the years ended December 31, 2012, 2011 and 2010, the Company had capital expenditures of $1,066,000, $0 and $0, respectively.

The Company reimburses the Advisor, or its affiliates, for acquisition expenses related to selecting, evaluating, acquiring and investing in properties. The reimbursement of acquisition expenses, acquisition fees and real estate commissions and other fees paid to unaffiliated parties will not exceed, in the aggregate, 6.0% of the contract purchase price or total development costs of a certain acquisition, unless fees in excess of such limits are approved by a majority of the Company's disinterested directors, including a majority of its independent directors. For the year ended December 31, 2012, acquisition fees and acquisition related costs totaled $11,474,000 and did not exceed 6.0% of the purchase price of any of the Company's acquisitions during such period.

Acquisitions in 2012

During the year ended December 31, 2012, the Company completed 14 acquisitions (including the acquisitions of two properties owned through consolidated partnerships), comprised of 19 buildings and parking facilities, from unaffiliated parties. The aggregate purchase price of these properties was $365,544,000 and the Company paid $5,835,000 in acquisition fees to the Advisor or its affiliates in connection with these acquisitions. The following is a summary of the acquisitions for the year ended December 31, 2012 (in thousands):

Property	Property Location	Date Acquired	Type	Ownership Percentage	Purchase Price	Mortgage Loans Payable	Acquisition Fee to Advisor or its Affiliates (1)
180 Peachtree Data Center	Atlanta, GA	01/03/12	Data Center	22.0%(5)	$ 94,750	$ 55,000	$ 419(2)
St. Louis Surgical Center	St. Louis, MO	02/09/12	Medical Facility	100.0%	8,470	6,375	169
Northwoods Data Center	Atlanta, GA	03/14/12	Data Center	100.0%	5,300	3,300	106
Stonegate Medical Center	Austin, TX	03/30/12	Medical Facility	100.0%	9,100	— (4)	182
Southfield Data Center	Southfield, MI	05/25/12	Data Center	100.0%	7,250	— (4)	145
HPI Integrated Medical Facility	Oklahoma City, OK	06/28/12	Medical Facility	100.0%	9,274	6,028	186
Baylor Medical Center	Dallas, TX	08/29/12	Medical Facility	100.0%	31,000	20,750	620
Texas Data Center Portfolio	Dallas/Ft. Worth, TX	08/16/12	Data Center	100.0%	45,900	— (4)	918
Vibra Denver Hospital	Denver, CO	09/28/12	Medical Facility	100.0%	18,733	— (4)	375
Vibra New Bedford Hospital	New Bedford, MA	10/22/12	Medical Facility	100.0%	26,067	16,850	521
Philadelphia Data Center	Philadelphia, PA	11/13/12	Data Center	56.4%(6)	65,000	34,000	1,300
Houston Surgery Center	Houston, TX	11/28/12	Medical Facility	100.0%	4,700	— (4)	94
Akron General Medical Center	Green, OH	12/28/12	Medical Facility	100.0%	40,000	— (4)	800
					$365,544	$142,303	$5,835(3)

(1) Generally, the Advisor or its affiliates were paid, as compensation for services rendered in connection with the investigation, selection and acquisition of the Company's properties, an acquisition fee of 2.0% of the contract purchase price for each property acquired.
(2) The Company paid its pro rata ownership percentage of the acquisition fees, or $419,000.
(3) Net of fees paid by noncontrolling interests.
(4) Properties are financed under the KeyBank Credit Facility.
(5) The 180 Peachtree Data Center was acquired through a consolidated partnership that consists of two joint venture arrangements with unaffiliated investors. The Company owns approximately 22%, and the other investors own an aggregate of approximately 78%, of the consolidated partnership's interests.
(6) The Philadelphia Data Center was acquired through a consolidated partnership. The Company owns approximately 56.4%, and the other partners own approximately 43.6%, of the consolidated partnership's interests.

On July 16, 2012, the Company acquired the remaining noncontrolling interests in the Richardson Data Center that it did not own for a purchase price of $7,500,000. As a result, the Richardson Data Center became a wholly-owned property of the Company.

Consolidated Partnerships

180 Peachtree Data Center

Consolidated Variable Interest Entity

On January 3, 2012, an indirect, partially owned subsidiary of the Operating Partnership purchased the 180 Peachtree Data Center through a consolidated partnership with three unaffiliated institutional investors. The Operating Partnership owns approximately 20.53% and the institutional investors own an aggregate of 79.47% of the consolidated partnership's interests. Upon acquisition, the Company recorded the fair value of noncontrolling interest at $34,406,000.

The Company concluded that the entity that owns the 180 Peachtree Data Center is a VIE as the entity had insufficient equity to finance its activities without additional subordinated financial support. As the Company has the power to direct the activities that most significantly impact the entity, it is the primary beneficiary of, and therefore has consolidated the entity, which owns the 180 Peachtree Data Center. Any significant amounts of assets and liabilities related to the consolidated VIE are identified parenthetically on the accompanying consolidated balance sheets. The financial performance related to the 180 Peachtree Data Center is disclosed in Note 14—"Business Combinations." For the year ended December 31, 2012, cash flows related to the 180 Peachtree Data Center consisted of $3,752,000 in cash provided by operating activities, $52,307,000 in cash used in investing activities and $49,018,000 in cash provided by financing activities. The creditors of the consolidated VIE do not have recourse to the Company's general credit.

Philadelphia Data Center

In connection with the acquisition of the Philadelphia Data Center on November 13, 2012, the Operating Partnership entered into a limited liability partnership agreement (the "Partnership Agreement") with DC-2000 Kubach Road, LLC, a wholly-owned subsidiary of the Operating Partnership ("DC-2000"), and an unaffiliated investor. Pursuant to the Partnership Agreement, the investor contributed $15,000,000 in exchange for a 43.644% ownership interest in the partnership. The Operating Partnership and DC-2000 funded their obligations under the Partnership Agreement for a $19,368,000 cash contribution in exchange for a 56.353% ownership interest in the partnership and a $1,000 cash contribution in exchange for a 0.003% ownership interest in the Partnership, respectively, with net proceeds from the Offering. DC-2000 used the capital to pay for the acquisition of the Philadelphia Data Center. Upon acquisition, the Company recorded the fair value of noncontrolling interest of $15,000,000 related to the cash contribution from the investor in exchange for its 43.644% ownership interest in the partnership.

The material terms of the Partnership Agreement provide for the following: (a) DC-2000 will serve as the initial general partner of the partnership and will have exclusive and complete responsibility for the operations and management of the partnership; provided, however, that the investor has approval rights over certain major decisions; (b) commencing upon the first anniversary of the Partnership Agreement, the Operating Partnership has the call option to require the investor to sell its entire equity interest in the partnership to the Operating Partnership for $17,550,000, which amount would increase monthly thereafter; (c) distributable cash flow from the Philadelphia Data Center will be disbursed 100% to the Operating Partnership for the first 12 months and 100% to the Investor thereafter; (d) the net proceeds from a sale of the Philadelphia Data Center will be disbursed first to the investor, up to an amount equal to the call option, and thereafter to the Operating Partnership and DC-2000 in accordance with their respective percentage interests; and after 24 months from the date of the Partnership Agreement, the investor will have the right to appoint the general partner of the partnership and will have the sole discretion to cause the sale of the Philadelphia Data Center. The Philadelphia Data Center's profits are allocated first to the investor up to the amount of its distribution preference upon liquidation with the remaining profits and losses allocated to the Company.

Note 4—Identified Intangible Assets

Identified intangible assets, which are included in real estate in the accompanying balance sheet, consisted of the following as of December 31, 2012 and 2011 (in thousands):

	As of December 31,	
	2012	2011
In-place leases, net of accumulated amortization of $2,708 and $90 as of December 31, 2012 and 2011, respectively (with a weighted average remaining life of 15.8 years and 19.2 years as of December 31, 2012 and 2011, respectively)	$54,238	$3,770
Above market leases, net of accumulated amortization of $135 and $0 as of December 31, 2012 and 2011, respectively (with a weighted average remaining life of 9.1 years as of December 31, 2012)	1,006	—
Ground lease interest, net of accumulated amortization of $37 and $0 as of December 31, 2012 and 2011, respectively (with a weighted average remaining life 43.1 years as of December 31, 2012)	1,672	—
Lease commissions, net of accumulated amortization of $6 and $0 as of December 31, 2012 and 2011, respectively (with a weighted average remaining life 14.4 years as of December 31, 2012)	216	—
	$57,132	$3,770

Amortization expense for the in-place leases, lease commissions and ground leases for the years ended December 31, 2012, 2011 and 2010 was $2,661,000, $90,000 and $0, respectively. Amortization of the above market leases for the years ended December 31, 2012, 2011 and 2010 was $135,000, $0 and $0, respectively.

Estimated amortization expense on the identified intangible assets as of December 31, 2012 and for each of the next five years and thereafter, is as follows (in thousands):

Year	Amount
2013	$ 4,185
2014	4,050
2015	4,050
2016	3,730
2017	3,410
Thereafter	37,707
	$57,132

Note 5—Other Assets

Other assets consisted of the following as of December 31, 2012 and 2011 (in thousands):

	As of December 31,	
	2012	2011
Deferred financing costs, net of accumulated amortization of $432 and $15 as of December 31, 2012 and 2011, respectively	$ 3,438	$ 487
Investments in unconsolidated partnerships	135	171
Accounts receivable	528	—
Accounts receivable accrued	752	—
Straight-line rent receivable	2,504	102
Restricted cash held in escrow	3,604	244
Prepaid assets	747	26
	$11,708	$1,030

Amortization of deferred financing costs for the years ended December 31, 2012, 2011 and 2010 was $490,000, $15,000 and $0, respectively, which was recorded as interest expense in the accompanying consolidated statements of comprehensive loss for such periods.

Estimated amortization of deferred financing costs as of December 31, 2012 and for each of the next five years and thereafter, is as follows (in thousands):

Year	Amount
2013	$ 890
2014	884
2015	844
2016	451
2017	191
Thereafter	178
	$3,438

Note 6—Investment in Notes Receivables

As of December 31, 2012 and 2011, the aggregate balance on the Company's investment in notes receivables was $23,711,000 and $514,000, respectively. The Company had three fixed-rate notes receivables with interest rates ranging from 9.00% to 12.00% per annum and a weighted average effective interest rate of 10.33% per annum.

Notes receivables consisted of the following as of December 31, 2012 and 2011 (in thousands):

			Outstanding Balance as of	
Notes Receivable	Interest Rate	Maturity Date	December 31, 2012	December 31, 2011
Walnut Hill Property Company, net*	10.00%	02/28/18	$ 8,305	$—
Bay Area Hospital, net	9.00%	06/23/13	14,892	—
MM Peachtree Holdings*	12.00%	12/31/21	514	514
			$23,711	$514

* Unconsolidated VIE

The Company evaluates the collectability of both interest and principal on each note receivable to determine whether it is collectible, primarily through the evaluation of the credit quality indicators, such as underlying collateral and payment history. The Company does not intend to sell its investments in notes receivables and it is not likely that the Company will be required to sell its investments in notes receivables before recovery of their amortized costs basis, which may be at maturity. No impairment losses were recorded related to notes receivables for the years ended December 31, 2012 and 2011. In addition, no allowances for uncollectability were recorded related to notes receivables as of December 31, 2012 and 2011. Interest income earned on notes receivables for the years ended December 31, 2012, 2011 and 2010 was $692,000, $0 and $0, respectively.

Bay Area Hospital

On September 26, 2012, the Company entered into a bridge loan agreement for an aggregate principal amount of $15,000,000. The interest rate under the bridge loan is 9% per annum. The loan matures on June 23, 2013. As of December 31, 2012, the Company had funded the bridge loan an aggregate $15,000,000. For the year ended December 31, 2012, the Company received commitment fees net of loan organization costs of $225,000, of which $107,000 was amortized into other income.

Unconsolidated Variable Interest Entities

As of December 31, 2012 and 2011, the Company had an aggregate of $8,819,000 and $514,000, respectively, of receivables from unconsolidated VIEs, which consisted of notes receivables. Assets, liabilities and maximum exposure to loss related to investments in unconsolidated VIEs consisted of the following as of December 31, 2012 and 2011 (in thousands):

	Outstanding Balance as of					
	December 31, 2012			December 31, 2011		
Investment in Unconsolidated VIEs	**Assets**	**Liabilities**	**Maximum Exposure to Loss**	**Assets**	**Liabilities**	**Maximum Exposure to Loss**
Walnut Hill Property Company	$8,305	$ —	$8,305	$ —	$ —	$ —
MM Peachtree Holdings	514	—	514	514	—	514
	$8,819	$ —	$8,819	$ 514	$ —	$ 514

As of December 31, 2012, the Company had contractual obligations to fund certain unconsolidated VIEs an additional $6,850,000. The Company's maximum risk of loss associated with these lending activities is limited to these amounts. The Company may be subject to additional losses to the extent of any receivables relating to future fundings.

Walnut Hill Property Company

On August 21, 2012, the Company entered into a preferred equity loan agreement with Walnut Hill Property Company ("Walnut Hill") to provide funds to Walnut Hill in an aggregate principal amount of $15,000,000, which will be used by Walnut Hill for the construction of the Walnut Hill Physicians Hospital, a 100-bed acute care hospital, located in Dallas, Texas. The Walnut Hill Physicians Hospital is expected to be completed in 2013. The investment is collateralized by the membership interests of the entity that holds title to the real property. As of December 31, 2012, the Company had funded the preferred equity loan an aggregate $8,150,000. In connection with the preferred equity loan, the Company incurred loan origination costs of $163,000.

The interest rate under the preferred equity loan is 10% per annum. As additional consideration for making the investment, Walnut Hill has agreed to pay the Company an amount of up to $4,000,000 derived from a sale of the Walnut Hill Physicians Hospital. This payment will be calculated and paid in accordance with the terms of the promissory note evidencing the Walnut Hill investment.

MM Peachtree Holdings

On December 6, 2011, the Company entered into a loan agreement with MM Peachtree Holdings (the "MM Peachtree") to provide up to approximately $517,000 in aggregate principal loans to MM Peachtree. The loan proceeds were used to acquire MM Peachtree's 79.47% interest in the 180 Peachtree Data Center. The loan is unsecured and the material terms provide for the following: (i) a fixed interest rate of 12%; (ii) a default interest rate of the lesser of 17% or the highest rate allowable by law; (iii) interest and principal payments only required from surplus cash; and (iv) a maturity date of December 31, 2021.

Note 7—Future Minimum Rent

The Company's real estate assets are leased to tenants under operating leases with varying terms. The leases frequently have provisions to extend the lease agreement. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of December 31, 2012, the weighted average remaining lease term was 12.3 years.

The future minimum rental income from the Company's investment in real estate assets under non-cancelable operating leases as of December 31, 2012 and for each of the next five years and thereafter, is as follows (in thousands):

Year	Amount
2013	$ 30,929
2014	31,758
2015	32,472
2016	32,312
2017	32,398
Thereafter	273,133
	$433,002

Note 8—Notes Payable

Notes payable were $156,847,000 and $15,850,000 as of December 31, 2012 and 2011, respectively. As of December 31, 2012, the Company had eight fixed rate notes payable with interest rates ranging from 4.13% to 5.93% per annum and a weighted average effective interest rate of 5.14% per annum.

Notes payable and real estate investments securing the notes payable consisted of the following as of December 31, 2012 and 2011 (in thousands):

			Outstanding Balance as of	
Property	Interest Rate	Maturity Date	December 31, 2012	December 31, 2011
Richardson Data Center	5.10%	08/06/16	$ 15,383	$15,850
180 Peachtree Data Center	5.93%	01/06/22	54,420	—
St. Louis Surgical Center	4.75%	02/10/17	6,264	—
Northwoods Data Center	5.25%	04/10/22	3,237	—
HPI Integrated Medical Center	4.75%	06/28/17	5,965	—
Baylor Medical Center	4.67%	10/11/17	20,750	—
Vibra New Bedford Hospital	5.50%	10/21/17	16,828	—
Philadelphia Data Center	4.13%	12/06/17	34,000	—
			$156,847	$15,850

The principal payments due on the notes payable as of December 31, 2012, and for each of the next five years and thereafter, is as follows (in thousands):

Year	Principal Payments	Balloon Payments	Amount
2013	$ 3,069	$ —	$ 3,069
2014	3,244	—	3,244
2015	3,410	—	3,410
2016	3,323	13,488	16,811
2017	2,674	74,338	77,012
Thereafter	4,679	48,622	53,301
	$20,399	$136,448	$156,847

Note 9—Credit Facility

On March 30, 2012, the Company entered into an agreement for the KeyBank Credit Facility with KeyBank National Association ("KeyBank"), which agreement was subsequently amended, to obtain a secured revolving credit facility in an aggregate maximum principal amount of $55,000,000. On November 19, 2012, the Company and certain of its subsidiaries amended the KeyBank Credit Facility to increase the maximum commitment available thereunder to an aggregate of $75,000,000, consisting of a $37,500,000 revolving line of credit, with a maturity date of November 19, 2015, subject to the Company's right to a 12-month extension, and a $37,500,000 term loan, with a maturity date of November 19, 2016, subject to the Company's right to a 12-month extension. See Note 20—"Subsequent Events" for an update to the KeyBank Credit Facility. The proceeds of loans made under the KeyBank Credit Facility may be used to finance the purchase of properties, capital expenditures with respect to real estate and for general corporate working capital purposes.

The KeyBank Credit Facility bears interest at per annum rates equal to, at the Company's option, either (a) the London Interbank Offered Rate ("LIBOR"), plus an applicable margin ranging from 2.50% to 3.50%, which is determined based on the overall leverage of the Company or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 1.25% to 2.25%, which is determined based on the overall leverage of the Company. Coincident with the amendment to the KeyBank Credit Facility, the Company entered into an interest rate swap agreement with KeyBank to effectively fix LIBOR on the term loan to 0.86%, resulting in an interest rate under the term loan of the KeyBank Credit Facility ranging from 3.36% to 4.36% per annum. The term of the swap agreement is five years. The amendment to the KeyBank Credit Facility provides that the revolving line of credit and the term loan can be prepaid prior to maturity without penalty; provided, however, that any portion of the term loan that is prepaid may not be reborrowed, and the Company may be subject to a breakage fee under the swap agreement, if applicable.

In addition to interest, the Company is required to pay a fee on the unused portion of the lenders' commitments under the KeyBank Credit Facility at a per annum rate equal to 0.50% if the average daily amount outstanding under the KeyBank Credit Facility is less than 50.00% of the lenders' commitments or 0.35% if the average daily amount outstanding under the KeyBank Credit Facility is greater than 50.00%.

The KeyBank Credit Facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt and limitations on distributions by the properties that serve as collateral for the KeyBank Credit Facility in the event of a default. The KeyBank Credit Facility agreement also imposes the following financial covenants: (i) minimum liquidity thresholds; (ii) a minimum ratio of operating cash flow to fixed charges; (iii) a maximum ratio of liabilities to asset value; (iv) a maximum daily distribution covenant; (v) a minimum quarterly equity raise; (vi) a minimum number of properties in the collateral pool; (vii) a minimum debt yield; and (viii) a minimum tangible net worth. In addition, the KeyBank Credit Facility agreement includes events of default that are customary for credit facilities and transactions of this type. The Company believes it was in compliance with all financial covenant requirements at December 31, 2012.

The actual amount available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Credit Facility agreement. Based on the value of the properties securing the KeyBank Credit Facility, the aggregate borrowing capacity was $66,368,000 as of December 31, 2012. As of December 31, 2012, the Company had an aggregate of $55,500,000 in borrowings outstanding under the KeyBank Credit Facility, of which $37,500,000 related to borrowings under the term loan and $18,000,000 as of December 31, 2012, related to borrowings under the revolving line of credit, and $10,868,000 remained available under the KeyBank Credit Facility. The KeyBank Credit Facility was secured, as of December 31, 2012, by the following properties (in thousands):

Property	Date Added	Borrowing Base Availability
Stonegate Medical Center	March 30, 2012	$ 5,092
Southfield Data Center	May 25, 2012	4,576
Texas Data Center Portfolio	August 16, 2012	23,467
Vibra Denver Hospital	September 28, 2012	11,055
Houston Surgery Center	November 28, 2012	2,505
Akron General Medical Center	December 28, 2012	19,673
Total		$66,368

Note 10—Stock-based Compensation

On March 18, 2011, the Company adopted the Carter Validus Mission Critical REIT, Inc. 2010 Restricted Share Plan (the "2010 Plan"), pursuant to which the Company has the authority to grant restricted and deferred stock awards to persons eligible under the 2010 Plan. The Company authorized and reserved 300,000 shares of its common stock for issuance under the 2010 Plan, subject to certain adjustments. Subject to certain limited exceptions, restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of and is subject to forfeiture within the vesting period. Restricted stock awards generally vest ratably over four years. The Company uses the straight-line method to recognize expense for service awards with graded vesting. Restricted stock awards are entitled to receive dividends during the vesting period. In addition to the ratable amortization of fair value over the vesting period, dividends paid on unvested shares of restricted stock which are not expected to vest are charged to compensation expense in the period paid.

On June 4, 2012, the Company awarded an aggregate of 9,000 shares of restricted stock to its independent board members in connection with their re-election to the board of directors of the Company. The fair value of each share of restricted common stock that has been granted under the 2010 Plan is estimated at the date of grant at $10.00 per share, the per share price of shares sold in the Company's Offering. The restricted stock awards vest over a period of four years. The awards are amortized using the straight-line method over four years.

As of December 31, 2012 and 2011, there was $163,000 and $124,000, respectively, of total unrecognized compensation expense related to nonvested shares of our restricted common stock. This expense is expected to be recognized over a remaining weighted average period of 2.34 years. This expected expense does not include the impact of any future stock-based compensation awards.

As of December 31, 2012 and 2011, the fair value of the nonvested shares of restricted common stock was $202,500 and $150,000, respectively. A summary of the status of the nonvested shares of restricted common stock as of December 31, 2012 and 2011, and the changes for the years ended December 31, 2012 and 2011, is presented below:

Restricted Stock	Shares	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2011	15,000	$10.00
Vested	(3,750)	$10.00
Granted	9,000	$10.00
Nonvested at December 31, 2012	20,250	$10.00

Stock-based compensation expense for the years ended December 31, 2012, 2011 and 2010 was $51,000, $26,000 and $0, respectively, which is reported in general and administrative costs.

Note 11—Identified Intangible Liabilities, Net

Identified intangible liabilities, net consisted of the following as of December 31, 2012 and 2011 (in thousands):

	As of December 31,	
	2012	2011
Below market leases, net of accumulated amortization of $2,583 and $40 as of December 31, 2012 and 2011, respectively (with a weighted average remaining life of 18.2 years and 19.2 years as of December 31, 2012 and 2011, respectively)	$54,022	$1,679

Amortization of below market leases for the years ended December 31, 2012, 2011 and 2010 was $2,543,000, $40,000 and $0, respectively. Amortization on below market leases is recorded to rental income in the accompanying consolidated statements of comprehensive loss.

Estimated amortization of below market leases as of December 31, 2012 and for each of the next five years ending December 31 and thereafter, is as follows (in thousands):

Year	Amount
2013	$ 3,602
2014	3,602
2015	3,602
2016	3,419
2017	3,180
Thereafter	36,617
	$54,022

Note 12—Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. As of December 31, 2012, there were, and currently there are, no material pending legal proceedings to which the Company is a party.

Environmental Matters

The Company has a policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at its properties, the Company is not aware of any environmental liability with respect to its properties that would have a material effect on its consolidated financial position, results of operations or cash flows. Further, the Company is not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability that the Company believes would require additional disclosure or the recording of a loss contingency.

Note 13—Related-Party Transactions and Arrangements

Certain affiliates of the Company receive fees and compensation in connection with the Offering and the acquisition, management and sale of the assets of the Company. SC Distributors, the affiliated dealer-manager of the Company, receives a selling commission of up to 7.0% of gross offering proceeds. SC Distributors may reallow all or a portion of its selling commissions to participating broker-dealers. In addition, SC Distributors receives up to 2.75% of gross offering proceeds as a dealer-manager fee. SC Distributors, in its sole discretion, may reallow all or a portion of its dealer-manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement. The Company paid SC Distributors approximately $15,538,000 and $2,816,000 for the years ended December 31, 2012 and 2011, respectively, for selling commissions and dealer-manager fees.

Organization and offering expenses are paid by the Advisor, or its affiliates, on behalf of the Company. The Advisor is reimbursed for actual expenses incurred up to 15.0% of the gross offering proceeds (including selling commissions and the dealer-manager fee from the sale of shares of the Company's common stock in the Offering, other than shares of common stock sold pursuant to the DRIP). For the years ended December 31, 2012 and 2011, the Company reimbursed $2,999,000 and $419,000, respectively, in offering expenses to the Advisor or its affiliates. Other organization expenses are expensed as incurred and offering expenses are charged to stockholders' equity as such amounts are reimbursed to the Advisor.

The Company pays the Advisor, or its affiliates, an acquisition and advisory fee in the amount of 2.0% of the contract purchase price of each asset or loan the Company acquires or originates. In addition, the Company reimburses the Advisor for all acquisition expenses it incurs on the Company's behalf, but only to the extent the total amount of all acquisition fees and acquisition expenses is limited to 6.0% of the contract purchase price. For the years ended December 31, 2012 and 2011, the Company incurred $5,835,000 and $323,000, respectively, in acquisition fees to the Advisor or its affiliates. Acquisition fees in connection with the acquisition of properties are expensed as incurred in accordance with ASC Topic 805, *Business Combination*, and are included in acquisition related expenses in the accompanying consolidated statements of comprehensive loss.

The Company pays the Advisor an annual asset management fee of 1.0% of the aggregate asset value plus costs and expenses incurred by the Advisor in providing asset management services. The fee is payable monthly in an amount equal to 0.08333% of the aggregate asset value as of the last day of the immediately preceding month. On June 29, 2012, the Advisor agreed to waive without recourse all deferred asset management fees earned during the period beginning January 1, 2012 and ending on the first date on which the Company's distribution payout ratio is equal to or less than 100%, and shall have no recourse against the Company for the payment of such fees. For the year ended December 31, 2012, the Advisor earned $133,000 in asset management fees, and waived irrevocably, without recourse, $1,112,000. As of December 31, 2011, the Company incurred $146,000 in asset management fees to the Advisor, all of which were deferred by the Advisor because the Company's modified funds from operations did not exceed its distributions.

The Company reimburses the Advisor for all expenses it paid or incurred in connection with the services provided to the Company, subject to the limitations that the Company will not reimburse the Advisor for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2.00% of average invested assets, or (ii) 25.00% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition and advisory fee or disposition fee. For the year ended December 31, 2012 and 2011, the Advisor incurred $662,000 and $203,000 respectively, in indirect operating expenses on the Company's behalf. The Advisor waived $382,000 and $203,000, respectively, of its indirect operating expenses it incurred on behalf of the Company in 2012 and 2011, without recourse. The indirect operating expenses waived by the Advisor for the years ended December 31, 2012 and 2011 consisted of administrative service expenses, including payroll-related expenses.

The Company has no direct employees. The employees of the Advisor and other affiliates provide services to the Company related to acquisition, property management, asset management, accounting, investor relations, and all other administrative services. If the Advisor, or its affiliates, provides a substantial amount of services, as determined by a majority of the Company's independent directors, in connection with the sale of one or more properties, the Company will pay the Advisor up to one-half of the brokerage commission paid, but in no event to exceed an amount equal to 2.0% of the contract sales price of each property sold. In no event will the combined real estate commission paid to the Advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price. In addition, after investors have received a return on their net capital contributions and an 8.0% cumulative non-compounded annual return, then the Advisor is entitled to receive 15.0% of remaining net sale proceeds. As of December 31, 2012, the Company had not incurred a disposition fee or a subordinated sale fee to the Advisor or its affiliates.

Upon listing of the Company's common stock on a national securities exchange, a listing fee equal to 15.0% of the amount by which the market value of the Company's outstanding stock plus all distributions paid by the Company prior to listing exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8.0% cumulative, non-compounded annual return to investors will be paid to the Advisor. As of December 31, 2012, the Company had not incurred a listing fee.

In order to improve operating cash flows and the ability to pay distributions from operating cash flows, the Advisor agreed to waive indirect operating expenses including the asset management fee. Because the Advisor waived indirect operating expenses, cash flow from operations that would have been paid to the Advisor was available to pay distributions to the Company's stockholders. The indirect operating expenses that were forgiven are not deferrals and accordingly, will not be paid to the Advisor in cash.

The Company pays Carter Validus Real Estate Management Services, LLC (the "Property Manager") leasing and management fees for the Company's properties. Such fees equal 3.0% of gross revenues from single-tenant properties and 4.0% of gross revenues from multi-tenant properties. The Company will reimburse the Property Manager and its affiliates for property-level expenses that any of them pay or incur on the Company's behalf, including salaries, bonuses and benefits of persons employed by Property Manager and its affiliates, except for the salaries, bonuses and benefits of persons who also serve as one of the Company's executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If the Company contracts directly with third parties for such services at customary market fees, the Company will pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the property managed. In no event will the Company pay Property Manager, the Advisor or any affiliate both a property management fee and an oversight fee with respect to any particular property. The Company may pay the Property Manager a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm's length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area. For the years ended December 31, 2012 and 2011, the Company incurred $561,000 and $34,000, respectively, in property management fees.

Accounts Payable and Accrued Liabilities Due to Affiliates

The following amounts were outstanding to affiliates as of December 31, 2012 and 2011 (in thousands):

Entity	Fee	December 31, 2012	December 31, 2011
Carter/Validus Advisors, LLC and its affiliates	Acquisition costs	$ 3	$ 65
Carter/Validus Advisors, LLC and its affiliates	Asset management fees	278	146
Carter Validus Real Estate Management Services, LLC	Property management fees	63	24
Carter/Validus Advisors, LLC and its affiliates	General and administrative costs	121	31
Carter/Validus Advisors, LLC and its affiliates	Offering costs	5,209	1,356
		$5,674	$ 1,622

Note 14—Business Combinations

2012 Acquisitions

For the year ended December 31, 2012, the Company completed 14 acquisitions (including two properties owned through consolidated partnerships), comprised of 19 buildings and parking facilities with an aggregate of 1,225,000 square feet of gross leasable area. The aggregate purchase price was $365,544,000, plus closing costs and acquisition fees and acquistition related costs of $11,474,000, which is included in acquisition related expenses in the accompanying consolidated statements of comprehensive loss. See Note 3—"Real Estate Investments" for a listing of the properties acquired, acquisition dates and the amount of financing initially incurred or assumed in connection with such acquisitions.

Results of operations for the acquisitions are reflected in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2012 for the period subsequent to the acquisition date of each property. For the period from the acquisition date through December 31, 2012, we recognized the following amounts of revenues and net income (loss) for the properties acquired in 2012 (in thousands):

Property	Revenues	Net Income (Loss)
180 Peachtree Data Center	$15,466	$ 438 (1)
St. Louis Surgical Center	$ 733	$ (158) (2)
Northwoods Data Center	$ 475	$ (36) (3)
Stonegate Medical Center	$ 895	$ 191 (4)
Southfield Data Center	$ 1,013	$ 23 (5)
HPI Integrated Medical Facility	$ 438	$ (230) (6)
Texas Data Center Portfolio	$ 2,516	$ (124) (7)
Baylor Medical Center	$ 997	$ (592) (8)
Vibra Denver Hospital	$ 552	$ (268) (9)
Vibra New Bedford Hospital	$ 581	$ (660) (10)
Philadelphia Data Center	$ 725	$(1,586) (11)
Houston Surgery Center	$ 41	$ (144) (12)
Akron General Health	$ 41	$ (939) (13)

(1) The 180 Peachtree Data Center was acquired on January 3, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $1,120,000.

(2) The St. Louis Surgical Center was acquired on February 9, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $267,000.

(3) The Northwoods Data Center was acquired on March 14, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $155,000.
(4) The Stonegate Medical Center was acquired on March 30, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $243,000.
(5) The Southfield Data Center was acquired on May 25, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $217,000.
(6) The HPI Integrated Medical Facility was acquired on June 28, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $317,000.
(7) The Texas Data Center Portfolio was acquired on August 16, 2012. During the year ended December 31, 2012, the Texas Data Center Portfolio incurred non-recurring charges related to acquisition fees and costs of $1,024,000.
(8) The Baylor Medical Center was acquired on August 29, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $997,000.
(9) The Vibra Denver Hospital was acquired on September 28, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $625,000.
(10) The Vibra New Bedford Hospital was acquired on October 22, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $867,000.
(11) The Philadelphia Data Center was acquired on November 13, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $3,014,000.
(12) The Houston Surgery Center was acquired on November 28, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $165,000.
(13) The Akron General Health Center was acquired on December 28, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $932,000.

The following table summarizes management's allocation of the fair value of each of the 14 properties acquired during the year ended December 31, 2012 (in thousands):

	180 Peachtree Data Center	St. Louis Surgical Center	Northwoods Data Center	Stonegate Medical Center	Southfield Data Center
Land	$ 4,280	$ 808	$ 572	$ 1,904	$ 736
Building and improvements	93,605	6,510	3,688	4,928	4,959
In-place leases	14,058	542	667	1,388	1,336
Tenant improvements	936	1,696	373	836	95
Ground leasehold asset	1,709	—	—	—	—
Above market leases	420	—	—	597	124
Total assets acquired	115,008	9,556	5,300	9,653	7,250
Below market leases	(20,258)	(1,086)	—	(553)	—
Total liabilities acquired	(20,258)	(1,086)	—	(553)	—
Net assets acquired	$ 94,750	$ 8,470	$ 5,300	$ 9,100	$ 7,250

	HPI Integrated Medical Facility	Texas Data Center Portfolio	Baylor Medical Center	Vibra Denver Hospital	Vibra New Bedford Hospital
Land	$ 789	$ 7,110	$ 4,012	$ 1,798	$ 1,992
Building and improvements	7,463	50,663	23,557	15,013	21,824
In-place leases	937	8,850	4,650	3,281	4,339
Tenant improvements	352	1,882	—	—	—
Total assets acquired	9,541	68,505	32,219	20,092	28,155
Below market leases	(267)	(22,605)	(1,219)	(1,359)	(2,088)
Total liabilities acquired	(267)	(22,605)	(1,219)	(1,359)	(2,088)
Net assets acquired	$ 9,274	$ 45,900	$31,000	$18,733	$26,067

	Philadelphia Data Center	Houston Surgery Center	Akron General Health Center
Land	$ 6,688	$ 503	$ 2,936
Building and improvements	51,347	3,781	36,142
In-place leases	7,899	324	4,814
Tenant improvements	381	334	—
Total assets acquired	66,315	4,942	43,892
Below market leases	(1,315)	(242)	(3,892)
Total liabilities acquired	(1,315)	(242)	(3,892)
Net assets acquired	$65,000	$4,700	$40,000

Assuming the 2012 acquisitions described above had occurred on January 1, 2011, pro forma revenues, net income, net income attributable to the Company and net income per common share attributable to the Company – basic and diluted, would have been as follows for the twelve month periods below (in thousands except for per share data):

	December 31,	
	2012	2011
Revenues	$47,389	$45,432
Net income	$14,039	$14,464
Net income attributable to the Company	$10,521	$11,294
Net income per common share attributable to controlling interest—basic and diluted	$ 1.06	$ 1.14

The pro forma adjustments assume that the debt proceeds and the offering proceeds were raised as of January 1, 2011. In addition, as acquisition related expenses related to the acquisitions are not expected to have a continuing impact, they have been excluded from the pro forma results. The pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

Note 15—Segment Reporting

As of December 31, 2012, the Company operates through two reportable business segments—data centers and medical facilities. The Company's investments in data centers and medical facilities are based on certain underwriting assumptions and operating criteria, which are different for data centers and medical facilities. Management reviews the performance and makes operating decisions based on these two reportable segments. There were no intersegment sales or transfers as of December 31, 2012.

The Company evaluates performance based on net operating income of the combined properties in each segment. Net operating income, a non-GAAP financial measure, is defined as total revenues, less rental expenses, which excludes depreciation and amortization, general and administrative expenses, acquisition related expenses, interest expense and interest income. The Company believes that net income (loss), as defined by GAAP, is the most appropriate earnings measurement. However, the Company believes that segment profit serves as a useful supplement to net income (loss) because it allows investors and management to measure unlevered property-level operating results and to compare operating results to the operating results of other real estate companies and between periods on a consistent basis. Segment profit should not be considered as an alternative to net income (loss) determined in accordance with GAAP as an indicator of financial performance, and accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results, segment profit should be examined in conjunction with net income (loss) as presented in the accompanying consolidated financial statements and data included elsewhere in this Annual Report on Form 10-K.

Interest expense, other income, depreciation and amortization and other expenses are not allocated to individual segments for purposes of assessing segment performance.

Non-segment assets primarily consist of corporate assets including cash and cash equivalents, real estate and escrow deposits, deferred financing costs, notes receivables and other assets not attributable to individual properties.

Summary information for the reportable segments during the years ended December 31, 2012, 2011 and 2010, is as follows (in thousands):

	Data Centers	Medical Facilities	Year Ended December 31, 2012
Revenue:			
Rental income	$23,471	$ 4,283	$27,754
Expenses:			
Rental expenses	6,792	274	7,066
Segment net operating income	$16,679	$ 4,009	$20,688
Expenses:			
General and administrative			1,172
Acquisition related expenses			11,474
Depreciation and amortization			8,080
Loss from operations			(38)
Other income (expense):			
Other income			658
Interest and other expense			(6,260)
Net loss			$ (5,640)

	Data Centers	Medical Facilities	Year Ended December 31, 2011
Revenue:			
Rental income	$ 1,345	—	$ 1,345
Expenses:			
Rental expenses	96	—	96
Segment net operating income	$ 1,249	$	$ 1,249
Expenses:			
General and administrative			675
Acquisition related expenses			1,084
Depreciation and amortization			517
Loss from operations			(1,027)
Other income (expense):			
Other income			1
Interest and other expense			(413)
Net loss			$ (1,439)

	Data Centers	Medical Facilities	Year Ended December 31, 2010
Revenue:			
Rental income	$ —	$ —	$ —
Expenses:			
Rental expenses	—	—	—
Segment net operating income	$ —	$ —	$ —
Expenses:			
General and administrative			66
Acquisition related expenses			—
Depreciation and amortization			—
Loss from operations			(66)
Other income (expense):			
Other income			—
Interest and other expense			—
Net loss			$ (66)

Assets by reportable segments as of December 31, 2012 and 2011 are as follows (in thousands):

	December 31, 2012	December 31, 2011
Data centers	$295,021	$74,319
Medical facilities	158,743	—
All other	30,033	11,032
Total assets	$483,797	$85,351

Capital additions by reportable segments as of December 31, 2012 and 2011 are as follows (in thousands):

Capital additions by segment:	December 31, 2012	December 31, 2011
Data centers	$219,266	$28,940
Medical facilities	147,344	—
All other	—	—
Total capital additions	$366,610	$28,940

Note 16—Derivative Instruments and Hedging Activities

During the year ended December 31, 2012, the Company entered into three derivative instruments for the purpose of managing or hedging its interest rate risks. The following table summarizes the notional amount and fair value of the Company's derivative instruments (in thousands):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	Outstanding Notional Amount	Interest Rate(1)	Effective Date	Maturity Date	Fair Value of Liability as of December 31, 2012
Interest Rate Swap	Derivative liabilities	$20,750	4.67%	10/12/2012	10/11/2017	$(431)
Interest Rate Swap	Derivative liabilities	16,850	5.50%	10/22/2012	10/22/2017	(259)
Interest Rate Swap	Derivative liabilities	37,500	3.86%	12/01/2012	11/19/2017	(273)
		$75,100				$(963)

(1) The interest rate consists of the underlying index swapped to a fixed rate and the applicable interest rate spread.

Additional disclosures related to the fair value of the Company's derivative instruments are included in Note 2—"Summary of Significant Accounting Policies" to these consolidated financial statements. The notional amount under the agreements is an indication of the extent of the Company's involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges to hedge the variability of the anticipated cash flows on its variable rate notes payable. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income or loss.

The following table summarizes the unrealized losses on the Company's derivative instruments and hedging activities (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Loss Recognized in Other Comprehensive Loss for Year Ended December 31, 2012	Amount of Loss Reclassified from Accumulated Other Comprehensive Loss to Interest Expense for Year Ended December 31, 2012
Interest Rate Swaps(1)	$(963)	$48

(1) There were no portions of the change in the fair value of the interest rate swap agreements that were considered ineffective during the year ended December 31, 2012. In addition, the Company expects to reclassify from accumulated other comprehensive income into earnings approximately $581,000 within the next 12-months, which represents its expected effective portion of losses.

Credit Risk-Related Contingent Features

The Company has agreements with each of its derivative counterparties that contain cross-default provisions, whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment.

In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with credit-worthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. As of December 31, 2012, the fair value of derivatives in a net liability position including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $1,063,000. As of December 31, 2012, there were no termination events or events of default related to the interest rate swaps.

Note 17—Income Taxes

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S. stockholders' basis in their shares. The following table shows the character of distributions the Company paid on a percentage basis during the years ended December 31, 2012 and 2011:

Character of Distributions:	December 31, 2012	December 31, 2011
Ordinary dividends	19.78%	—
Nontaxable distributions	80.22%	100.00%
Total	100.00%	100.00%

The Company has concluded that there was no impact related to uncertain tax provisions from the results of the operations of the Company for the years ended December 31, 2012, 2011 and 2010. The Company's policy is to recognize accrued interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of general and administrative expenses. From inception through December 31, 2012, the Company has not recognized any interest expense or penalties related to unrecognized tax benefits. The United States of America is the major tax jurisdiction for the Company, and the earliest tax year subject to examination is 2010.

Note 18—Economic Dependency

The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the sale of the Company's shares of common and preferred stock available for issue; the identification, evaluation, negotiation, purchase and disposition of properties and other investments; the management of the daily operations of the Company's real estate portfolio; and other general and administrative responsibilities. In the event that the Advisor or its affiliates are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Note 19—Selected Quarterly Financial Data (Unaudited)

Presented in the following table is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information (in thousands):.

	Quarter Ended			
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Revenue	$ 10,359	$ 7,353	$ 5,483	$ 4,559
Expenses	(11,423)	(7,450)	(4,189)	(4,730)
Loss from operations	(1,064)	(97)	1,294	(171)
Other expense	(1,831)	(1,434)	(1,188)	(1,149)
Consolidated net loss	(2,895)	(1,531)	106	(1,320)
Less: Net loss attributable to noncontrolling interests in Operating Partnership	—	—	—	—
Less: Net loss (income) attributable to noncontrolling interests in Consolidated Partnerships	(759)	(685)	(768)	152
Net loss attributable to the Company	$ (3,654)	$ (2,216)	$ (662)	$ (1,168)
Net loss per common share attributable to controlling interests—basic and diluted	$ (0.22)	$ (0.20)	$ (0.09)	$ (0.29)
Weighted average number of common shares outstanding—basic and diluted	16,989,505	11,341,730	7,233,405	4,076,195

	Quarter Ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Revenue	$ 730	$ 615	$ —	$ —
Expenses	(1,044)	(1,094)	(82)	(152)
Loss from operations	(314)	(479)	(82)	(152)
Other expense	(215)	(197)	—	—
Consolidated net loss	(529)	(676)	(82)	(152)
Less: Net loss attributable to noncontrolling interests in Operating Partnership	—	—	(2)	2
Less: Net loss attributable to noncontrolling interests in Consolidated Partnerships	206	172	—	—
Net loss attributable to the Company	$ (323)	$ (504)	$ (84)	$ (150)
Net loss per common share attributable to controlling interests—basic and diluted	$ (0.13)	$ (0.39)	$ (0.30)	$ (7.50)
Weighted average number of common shares outstanding—basic and diluted	2,482,180	1,283,504	281,731	20,000

Note 20—Subsequent Events

Status of the Offering

As of March 25, 2013, the Company had received and accepted subscriptions for 27,623,000 shares of the Company's common stock, or $274,572,000 in gross offering proceeds, including shares of its common stock issued pursuant to its DRIP. As of March 25, 2013, the Company had approximately 147,377,000 shares of common stock remaining in the Offering.

Distributions Paid

On January 2, 2013, the Company paid aggregate distributions of $1,124,000 ($625,000 in cash and $499,000 reinvested in shares of the Company's common stock pursuant to the DRIP), which related to distributions declared for each day in the period from December 1, 2012 through December 31, 2012. On February 1, 2013, the Company paid aggregate distributions of $1,257,000 ($702,000 in cash and $555,000 reinvested in shares of the Company's common stock pursuant to the DRIP), which related to distributions declared for each day in the period from January 1, 2013 through January 31, 2013. On March 1, 2013, the Company paid aggregate distributions of $1,273,000 ($711,000 in cash and $562,000 reinvested in shares of the Company's common stock pursuant to the DRIP), which related to distributions declared for each day in the period from February 1, 2013 through February 28, 2013.

Distributions Declared

On February 28, 2013, the board of directors of the Company authorized a daily distribution to the Company's stockholders of record as of the close of business on each day of the period commencing on March 1, 2013 and ending on May 31, 2013. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001917808 per share of common stock, which is equal to an annualized distribution rate of 7.0%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash monthly in arrears. The distributions for each record date in March 2013, April 2013 and May 2013, will be paid in April 2013, May 2013 and June 2013, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Grapevine Hospital

On February 25, 2013, the Company, through a wholly-owned subsidiary of the Operating Partnership, completed the acquisition of a hospital (the "Grapevine Hospital"), located in Grapevine, Texas, for a purchase price of $23,000,000, plus closing costs. The Grapevine Hospital is leased to a single tenant. With respect to this acquisition, the Company has not completed its initial fair value-based purchase price allocation; it is therefore, impractical to provide pro-forma information.

Loan Agreement for Grapevine Hospital

In connection with the acquisition of the Grapevine Hospital, the Company, through a wholly-owned subsidiary, entered into a loan agreement with Providence Bank to obtain a loan in the principal amount of $14,000,000, which is secured by a first priority interest in the Grapevine Hospital. The loan agreement provides for (i) a fixed annual interest of 4.50%; (ii) a maturity date of February 28, 2018; and (iii) the loan can be prepaid in whole at any time during the term, subject to a breakage fee, if applicable.

Raleigh Data Center

On March 21, 2013, the Company, through a wholly-owned subsidiary of the Operating Partnership, completed the acquisition of a data center (the "Raleigh Data Center"), located in Morrisville, North Caroline, for a purchase price of $19,500,000, plus closing costs. The Raleigh Data Center is leased to four tenants. With respect to this acquisition, the Company has not completed its initial fair value-based purchase price allocation; it is therefore, impractical to provide pro-forma information.

Bridge Loan

On January 31, 2013, the Company modified its bridge loan agreement pursuant to which the Company had previously agreed to provide funds to the Bay Area Hospital to be used for the construction of an acute care hospital in Webster, Texas. In connection with the modification, the Company increased the bridge loan amount by, and advanced to Bay Area Hospital, an additional $5,000,000 and extended the maturity date from March 25, 2013 to June 23, 2013. As of March 25, 2013, the total outstanding balance under the bridge loan agreement was $20,000,000.

Increase in KeyBank Credit Facility

On March 15, 2013, the Company amended certain agreements related to the KeyBank Credit Facility to include Capital One, National Association as a lender under the KeyBank Credit Facility and to increase the aggregate maximum principal amount available thereunder from $75,000,000 to an aggregate of up to $110,000,000, consisting of a $55,000,000 revolving line of credit, with a maturity date of November 19, 2015, subject to the Company's right to a 12-month extension, and a $55,000,000 term loan, with a maturity date of November 19, 2016, subject to the Company's right to a 12-month extension. Coincident with the amendment, the Company entered into an interest rate swap agreement with KeyBank to effectively fix the variable rate (LIBOR) on $17,500,000 of the term loan at 1.0%, resulting in an interest rate under the term loan of the KeyBank Credit Facility ranging from 3.50% to 4.50% per annum. The term of the swap agreement is four and half years. The revolving line of credit and the term loan under the KeyBank Credit Facility can be prepaid prior to maturity without penalty; provided, however, that any portion of the term loan that is prepaid may not be reborrowed, and the Company may be subject to a breakage fee under the swap agreement, if applicable.

The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Credit Facility agreement. The borrowing base availability under the KeyBank Credit Facility will be a maximum principal amount of the value of the assets that are included in the collateral pool. As of March 25, 2013, the borrowing base availability under the KeyBank Credit Facility was approximately $66,368,000. As of March 25, 2013, the Company had drawn down an aggregate of $55,000,000 under the term loan of the KeyBank Credit Facility and had approximately $11,368,000 remaining available under the revolving line of credit.

Walnut Hill Property Company

On March 26, 2013, the Company amended its preferred equity loan agreement with Walnut Hill, pursuant to which Company had previously agreed to provide funds to Walnut Hill to be used for the construction of a 100-bed acute care hospital, located in Dallas, Texas. In connection with the modification, the Company increased the preferred equity loan amount by an additional $5,000,000, to an aggregate amount of $20,000,000. As of March 27, 2013, the total outstanding balance under the preferred equity loan agreement was $13,130,000.

Andover Data Center

On March 28, 2013, the Company acquired a 92,700 square foot data center, located in Andover, Massachusetts, for the purchase price of $12,000,000, plus closing costs. The acquisition was funded with the net proceeds from the Offering. As of March 28, 2013, the property was 100% leased to a single tenant. With respect to this acquisition, the Company has not completed its initial fair value-based purchase price allocation; it is therefore, impractical to provide pro-forma information.

Amendment and Restatement of the Kubach Road Partnership Agreement

On March 31, 2013, the Operating Partnership entered into an amended and restated partnership agreement (the "Amended Agreement") for DC-2000 Kubach Road, LP (the "Kubach Road Partnership"), which owns the

Philadelphia Data Center. The relevant amended terms of the Amended Agreement provide for the following: (a) commencing on November 13, 2013 , the Operating Partnership has the right to require the investing limited partner to sell its entire equity interest in the Kubach Road Partnership to the Operating Partnership for $18,750,000, (b) distributable cash flow from the Kubach Road Partnership, will be disbursed 100% to the Operating Partnership for the first 12 months from November 13, 2012, 100% to the investing limited partner thereafter for the following four years , 100% thereafter to the Operating Partnership for the following three years, and thereafter pro rata to the partners in accordance with their respective ownership interest; (c) the net proceeds from a capital transaction of the Kubach Road Partnership will be disbursed first to the investing limited partner, up to an amount equal to its initial capital contribution, and then to the Operating Partnership up to an amount equal to its initial capital contribution, and thereafter pro rata to the partners in accordance with their respective ownership interests; (d) beginning December 13, 2014, , and each month thereafter, the Operating Partnership will transfer to the investing limited partner 1% of its ownership interest in the Kubach Road Partnership in consideration of managing the Kubach Road Partnership and the Philadelphia Data Center ; and (e) on December 13, 2014, , the Operating Partnership will pay to the investing limited partner a one-time management fee of $1,500,000.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2012

(in thousands)

Description	Location	Encumbrances	Intial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2012(b)			Accumulated Depreciation(c)	Date Acquired
			Land	Improvements		Land	Improvements	Total		
Richardson Data Center	Richardson, TX	$ 15,383	$ 449	$ 30,213	$ 4	$ 449	$ 30,217	$ 30,666	$1,647	07/14/2011
180 Peachtree Data Center(d)	Atlanta, GA	54,420	4,280	110,728	642	4,280	111,370	115,650	4,091	01/03/2012
St. Louis Surgical Center	Creve Coeur, MO	6,264	808	8,748	—	808	8,748	9,556	279	02/09/2012
Northwoods Data Center	Norcross, GA	3,237	572	4,728	—	572	4,728	5,300	135	03/14/2012
Stonegate Medical Center	Austin, TX	(a)	1,904	7,749	—	1,904	7,749	9,653	321	03/30/2012
Southfield Data Center	Southfield, MI	(a)	736	6,514	420	736	6,934	7,670	194	05/25/2012
HPI Integrated Medical Facility	Oklahoma City, OK	5,965	789	8,752	—	789	8,752	9,541	145	06/28/2012
Texas Data Center Portfolio	Dallas/Ft. Worth, TX	(a)	7,110	61,395	—	7,110	61,395	68,505	979	08/16/2012
Baylor Medical Center	Dallas, TX	20,750	4,012	28,207	—	4,012	28,207	32,219	318	08/29/2012
Vibra Denver Hospital	Denver, CO	(a)	1,798	18,294	—	1,798	18,294	20,092	152	09/28/2012
Vibra New Bedford Hospital	New Bedford, MA	16,828	1,992	26,162	—	1,992	26,162	28,154	152	10/22/2012
Philadelphia Data Center(d)	Philadelphia, PA	34,000	6,688	59,627	—	6,688	59,627	66,315	255	11/13/2012
Houston Surgery Center	Houston, TX	(a)	503	4,439	—	503	4,439	4,942	18	11/28/2012
Akron General Medical Center	Green, OH	(a)	2,936	40,956	—	2,936	40,956	43,892	46	12/28/2012
		$156,847	$34,577	$416,512	$1,066	$34,577	$417,578	$452,155	$8,732	

(a) Property collateralized under the KeyBank Line of Credit. As of December 31, 2012, six commercial properties were collateralized under the KeyBank Line of Credit and the Company had $55,500,000 outstanding thereunder.

(b) The aggregated cost for federal income tax purposes is approximately $359,907,000.

(c) The Company's assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, tenant improvements and lease intangibles are amortized over the respective lease term, and building and improvements are depreciated over 15-40 years.

(d) As of December 31, 2012, the Consolidated Partnerships held investments in two commercial properties consisting of $10,968,000 in land and $170,997,000 in building and improvements with accumulated depreciation of $4,346,000.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SCHEDULE III
(CONTINUED)

December 31, 2012

(in thousands)

	2012
Real Estate	
Balance at the beginning of the year	$ 30,660
Additions:	
Acquisitions	420,429
Improvements	1,066
Balance at the end of the year	$452,155
Accumulated depreciation	
Balance at the beginning of the year	$ (517)
Depreciation and amortization	(8,080)
Above market lease	(135)
Balance at the end of the year	$ (8,732)

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE (in thousands)

Mortgage Loans Receivable	Description	Location	Interest Rate as of December 31, 2012	Final Maturity Date	Periodic Payment Terms (A)	Prior Liens	Outstanding Face Amount of Mortgages (in thousands)	Carrying Amount of Mortgages (in thousands)
Walnut Hill Property Company	Hospital	Dallas, TX	10.0%	02/28/2018	I	None	$ 8,150	$ 8.305
Bay Area Hospital	Hospital	Webster, TX	9.0%	06/23/2013	I	None	15,000	14,892
							$23,150	$23,197

(A) P & I = Principal and interest payments; I = Interest only.

The following shows changes in the carrying amounts of mortgage loans receivable during the period (in thousands):

	2012	2011	2010
Balance, beginning of period	$ —	$ —	$ —
Additions:			
New mortgage loans	23,150	—	—
Capitalized loan origination costs	163	—	—
Deductions:			
Commitment fees, net of loan origination costs	225	—	—
Amortization of commitment fees and capitalized loan origination costs	(109)	—	—
Balance, end of period	$23,197	$ —	$ —

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARTER VALIDUS MISSION CRITICAL REIT, INC.
(Registrant)

Date: April 1, 2013

By /s/ JOHN CARTER
John Carter
Chief Executive Officer and President

Date: April 1, 2013

By /s/ TODD M. SAKOW
Todd M. Sakow
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ JOHN CARTER **John Carter**	Chief Executive Officer, President and Chairman of Board of Directors (Principal Executive Officer)	April 1, 2013
/s/ TODD M. SAKOW **Todd M. Sakow**	Chief Financial Officer (Principal Financial Officer)	April 1, 2013
/s/ MARIO GARCIA, JR. **Mario Garcia, Jr.**	Director	April 1, 2013
/s/ JONATHAN KUCHIN **Jonathan Kuchin**	Director	April 1, 2013
/s/ RANDALL GREENE **Randall Greene**	Director	April 1, 2013
/s/ RONALD RAYEVICH **Ronald Rayevich**	Director	April 1, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT INDEX

Pursuant to Item 601 of Regulation S-K, this Exhibit Index immediately precedes the exhibits.

The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K for the period ended December 31, 2012 (and are numbered in accordance with Item 601 of Regulation S-K).

1.1	Dealer Manager Agreement by and between Carter Validus Mission Critical REIT, Inc. and SC Distributors, LLC (incorporated by reference to Exhibit 1.1 to the Registrant's Pre-Effective Amendment No. 3 to Registration Statement on Form S-11, Commission File No. 333-165643, filed on November 16, 2010)
3.1	Articles of Amendment and Restatement (incorporated by reference to Registrant's Pre-Effective Registration Statement on Form S-11, Commission File No. 333-165643, filed on November 16, 2010)
3.2	First Amendment to Articles of Amendment and Restatement (incorporated by reference to Registrant's Current Report on Form 8-K filed on March 31, 2011)
3.3	Bylaws of Carter Validus Mission Critical REIT, Inc. (incorporated by reference to Registrant's Pre-Effective Registration Statement on Form S-11, Commission No. 333-165643, filed on March 23, 2010)
4.1	Subscription Agreement and Subscription Agreement Signature Page (included as Appendix C to the Supplement to the prospectus attached to Post-Effective Amendment No. 8, filed on January 29, 2013)
4.2	Distribution Reinvestment Plan (included as Appendix B to the prospectus attached to Post-Effective Amendment No. 8, filed on January 29, 2013)
4.3	Multi Product Subscription Agreement (included as Appendix F to the Supplement to the prospectus attached to Post-Effective Amendment No. 8, filed on January 29, 2013)
5.1	Opinion of Venable LLP as to legality (incorporated by reference to Exhibit 5.1 to the Registrant's Pre-Effective Amendment No. 3 to Registration Statement on Form S-11, Commission No. 333-165643, filed November 16, 2010)
8.1	Opinion of Morris, Manning & Martin, LLP as to tax matters (incorporated by reference to Exhibit 8.1 to the Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-11, Commission No. 333-165643, filed April 4, 2011)
10.1	Dealer Manager Agreement, dated November 15, 2010 by and between Carter Validus Mission Critical REIT, Inc. and SC Distributors, LLC (included as Exhibit 1.1 to the Registration Statement on Form S-11 (Registration No. 333-165643) filed on November 16, 2010, and incorporated herein by reference)
10.2	Escrow Agreement by and between Carter Validus Mission Critical REIT, Inc., SC Distributors, LLC and UMB Bank, N.A. (included as Exhibit 10.1 to the Registration Statement on Form S-11 (Registration No. 333-165643) filed on November 16, 2010, and incorporated herein by reference)
10.3	Amended and Restated Advisory Agreement, dated November 26, 2010, by and between Carter Validus Mission Critical REIT, Inc. and Carter/Validus Advisors, LLC (included as Exhibit 10.2 to the Registration Statement on Form S-11 (Registration No. 333-165643) filed on November 29, 2010, and incorporated herein by reference)
10.4	First Amendment to Amended and Restated Advisory Agreement, dated March 29, 2011, by and between Carter Validus Mission Critical REIT, Inc. and Carter/Validus Advisors, LLC (included as Exhibit 10.1 to our Current Report on Form 8-K filed on March 31, 2011, and incorporated herein by reference)

10.5	Property Management and Leasing Agreement, dated November 12, 2010, by and among Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP, and Carter Validus Real Estate Management Services, LLC (included as Exhibit 10.3 to the Registration Statement on Form S-11 (Registration No. 333-165643) filed on November 16, 2010, and incorporated herein by reference)
10.6	Carter Validus Mission Critical REIT, Inc. 2010 Restricted Share Plan (included as Exhibit 10.1 to our Current Report on Form 8-K filed on March 24, 2011, and incorporated herein by reference)
10.7	Form of Restricted Stock Award Agreement (included as Exhibit 10.6 to the Registration Statement on Form S-11 Registration No. 333-165643 filed on June 25, 2010, and incorporated herein by reference)
10.8	Agreement of Limited Partnership of Carter/Validus Operating Partnership, LP (included as Exhibit 10.5 to the Registration Statement on Form S-11 (Registration No. 333-165643) filed on November 16, 2010, and incorporated herein by reference)
10.9	Purchase and Sale Agreement, dated April 28, 2011, between Carter/Validus Operating Partnership, LP and 3300 Essex, L.P. (included as Exhibit 10.1 to our Quarterly Report on form 10-Q filed on May 11, 2011, and incorporated herein by reference)
10.10	First Amendment to the Purchase and Sale Agreement, dated June 13, 2011, by and between Carter/Validus Operating Partnership, LP and 3300 Essex, L.P. (included as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on August 12, 2011, and incorporated herein by reference)
10.11	Loan Agreement between DC-3300 Essex, LLC and Goldman Sachs Commercial Mortgage Capital, L.P., dated July 14, 2011 (included as Exhibit 10.1 to our Current Report on Form 8-K filed on July 19, 2011, and incorporated herein by reference)
10.12	Limited Liability Company Agreement of DC-3300 Essex, LLC entered into by Carter/Validus Operating Partnership, LP and PAL DC Dallas, LLC, dated July 14, 2011 (included as Exhibit 10.2 to our Current Report on Form 8-K filed on July 19, 2011, and incorporated herein by reference)
10.13	Promissory Note entered into by DC-3300 Essex, LLC in favor of Goldman Sachs Commercial Mortgage Capital, L.P., dated July 14, 2011 (included as Exhibit 10.3 to our Current Report on Form 8-K filed on July 19, 2011, and incorporated herein by reference)
10.14	Guaranty among Carter/Validus Operating Partnership, LP, Carter and Associates, L.L.C. for the benefit of Goldman Sachs Commercial Mortgage Capital, L.P., dated July 14, 2011 (included as Exhibit 10.4 to our Current Report on Form 8-K filed on July 19, 2011, and incorporated herein by reference)
10.15	Environmental Indemnity Agreement entered into by Carter/Validus Operating Partnership, LP and Carter and Associates, L.L.C., and DC-3300 Essex, LLC, in favor of Goldman Sachs Commercial Mortgage Capital, L.P., dated July 14, 2011 (included as Exhibit 10.5 to our Current Report on Form 8-K filed on July 19, 2011, and incorporated herein by reference)
10.16	Mortgage Loan Cooperation Agreement entered into by DC-3300 Essex, LLC and Carter/Validus Operating Partnership, LP, and Carter and Associates, L.L.C., in favor of Goldman Sachs Commercial Mortgage Capital, L.P., dated July 14, 2011 (included as Exhibit 10.6 to our Current Report on Form 8-K filed on July 19, 2011, and incorporated herein by reference)
10.17	Deed of Trust, Assignment of Rents and Leases, Collateral Assignment of Property Agreements, Security Agreement and Fixture Filing made by DC-3300 Essex, LLC to Brian Short for the benefit of Goldman Sachs Commercial Mortgage Capital, L.P., dated July 14, 2011 (included as Exhibit 10.7 to our Current Report on Form 8-K filed on July 19, 2011, and incorporated herein by reference)
10.18	Limited Partnership Agreement of MM Peachtree Holdings, LP, dated December 1, 2011, by and among Carter/Validus Operating Partnership, LP, Series Peachtree of GFI Migdal 1 LP, Participating Policies Residential LP, MM Pensions Residential, LP, MM Nostro Residential LP, and Ramot Ofek Ltd. (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 7, 2011, and incorporated herein by reference).

10.19	Limited Liability Company Agreement of 180 Peachtree Holdings, LLC, dated December 1, 2011, by and between Carter/Validus Operating Partnership, LP and MM Peachtree Holdings, LP (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed December 7, 2011, and incorporated herein by reference).
10.20	Loan Agreement, dated December 6, 2011, between MM Peachtree Holdings, LP and Carter/Validus Operating Partnership, LP (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed December 7, 2011, and incorporated herein by reference).
10.21	Intercreditor Agreement, dated December 7, 2011, by and among MM Pensions Real Estate US LP, Menora Mivtachim Insurance Ltd., Menora Mivtachim Insurance, Ltd., Ramat Offek, Ltd, Migdal Insurance Company, Ltd., Migdal Makefet U.S. Real Estate LP, Carter/Validus Operating Partnership, LP, and Carter Validus Mission Critical REIT, Inc. (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed December 7, 2011, and incorporated herein by reference).
10.22	Promissory Note, dated December 6, 2011, executed by MM Peachtree Holdings, LP, in favor of Carter/Validus Operating Partnership, LP (included as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed December 7, 2011, and incorporated herein by reference).
10.23	Purchase Agreement, dated December 22, 2011, by and between Carter Validus Properties, LLC and St. Louis Surgical Properties, LC (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 6, 2012, and incorporated herein by reference)
10.24	First Amendment to Purchase Agreement, dated January 5, 2012, by and between Carter Validus Properties, LLC and St. Louis Surgical Properties, LC (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on January 6, 2012, and incorporated herein by reference)
10.25	Loan Agreement, dated January 3, 2012, made by and between DC-190 Peachtree, LLC and German American Capital Corporation (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on January 6, 2012, and incorporated herein by reference)
10.26	Fee and Leasehold Deed to Secure Debt, Assignment of Leases and Rents and Security Agreement made by DC-180 Peachtree, LLC for the benefit of German American Capital Corporation, dated January 3, 2012 (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on January 6, 2012, and incorporated herein by reference)
10.27	Guaranty of Recourse Obligations made by Carter/Validus Operating Partnership, LP. for the benefit of German American Capital Corporation, dated January 3, 2012 (included as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on January 6, 2012, and incorporated herein by reference)
10.28	Assignment of Leases and Rents made by DC-180 Peachtree, LLC for the benefit of German American Capital Corporation, dated January 3, 2012 (included as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on January 6, 2012, and incorporated herein by reference)
10.29	Environmental Indemnity Agreement entered into by DC-180 Peachtree, LLC and Carter/Validus Operating Partnership, LP in favor of German American Capital Corporation, dated January 3, 2012 (included as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on January 6, 2012, and incorporated herein by reference)
10.30	Promissory Note entered into by DC-180 Peachtree, LLC in favor of German American Capital Corporation, dated January 3, 2012 (included as Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on January 6, 2012, and incorporated herein by reference)
10.31	Loan Agreement between HC-760 Office Parkway, LLC and American Momentum Bank, effective February 9, 2012 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 9, 2012, and incorporated herein by reference)

10.32	Deed of Trust, dated February 9, 2012, by and between HC-760 Office Parkway, LLC, as the Grantor, and American Momentum Bank, as the Grantee (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 9, 2012, and incorporated herein by reference)
10.33	Assignment of Rents, Leases, and Other Benefits, dated February 9, 2012, by and between HC-760 Office Parkway, LLC, as the Assignor, and American Momentum Bank, as the Assignee (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on February 9, 2012, and incorporated herein by reference)
10.34	Environmental Certificate with Representations, Covenants and Warranties, executed by HC-760 Office Parkway and Carter/Validus Operating Partnership, LP for the benefit of American Momentum Bank (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on February 9, 2012, and incorporated herein by reference)
10.35	Promissory Note, dated February 9, 2012, executed by HC-760 Office Parkway, LLC for the benefit of American Momentum Bank (included as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on February 9, 2012, and incorporated herein by reference)
10.36	Guaranty, effective as of February 9, 2012, by Carter/Validus Operating Partnership, LP, as the Guarantor, for the benefit of American Momentum Bank (included as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on February 9, 2012, and incorporated herein by reference)
10.37	Deed to Secure Debt, dated March 14, 2012, by and between DC-2775 Northwoods Parkway, LLC, as the Grantor, and American Family Life Insurance Company, as the Grantee (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 20, 2012, and incorporated herein by reference)
10.38	Assignment of Leases and Rents, dated March 14, 2012, by and between DC-2775 Northwoods Parkway, LLC, as the Assignor, and American Family Life Insurance Company, as the Assignee (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 20, 2012, and incorporated herein by reference)
10.39	Environmental Indemnity Agreement, executed by DC-2775 Northwoods Parkway, LLC and Carter/Validus Operating Partnership, LP for the benefit of American Family Life Insurance Company (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on March 20, 2012, and incorporated herein by reference)
10.40	Promissory Note, dated March 14, 2012, executed by DC-2775 Northwoods Parkway, LLC for the benefit of American Family Life Insurance Company (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on March 20, 2012, and incorporated herein by reference)
10.41	Limited Guaranty, effective as of March 14, 2012, by Carter/Validus Operating Partnership, LP, as the Guarantor, for the benefit of American Family Life Insurance Company (included as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on March 20, 2012, and incorporated herein by reference)
10.42	Americans with Disabilities Act of 1990 Indemnity Agreement, dated March 12, 2012, among DC-2775 Northwoods Parkway, LLC, Carter/Validus Operating Partnership, LP, and American Family Life Insurance Company (included as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on March 20, 2012, and incorporated herein by reference)
10.43	Purchase Agreement, dated January 13, 2012, between DC-2775 Northwoods Parkway, LLC and 2775 Northwoods, LLC (included as Exhibit 10.43 to the Registrant's Annual Report on Form 10-K filed on March 29, 2012, and incorporated herein by reference)
10.44	First Amendment to Purchase Agreement, dated February 15, 2012, between DC-2775 Northwoods Parkway, LLC and 2775 Northwoods, LLC (included as Exhibit 10.44 to the Registrant's Annual Report on Form 10-K filed on March 29, 2012, and incorporated herein by reference)

10.45	Purchase Agreement, dated January 13, 2012, between HC-2501 W William Cannon Dr, LLC, and Stonegate Professional Properties, L.P. (included as Exhibit 10.45 to the Registrant's Annual Report on Form 10-K filed on March 29, 2012, and incorporated herein by reference)
10.46	First Amendment to Purchase Agreement, dated February 29, 2012, between HC-2501 W William Cannon Dr, LLC, and Stonegate Professional Properties, L.P. (included as Exhibit 10.46 to the Registrant's Annual Report on Form 10-K filed on March 29, 2012, and incorporated herein by reference)
10.47	Second Amendment to Purchase Agreement, dated March 2, 2012, between HC-2501 W William Cannon Dr, LLC, and Stonegate Professional Properties, L.P. (included as Exhibit 10.47 to the Registrant's Annual Report on Form 10-K filed on March 29, 2012, and incorporated herein by reference)
10.48	Credit Agreement by and among Carter/Validus Operating Partnership, LP, as borrower, KeyBank National Association and other parties to the agreement or that may service parties to the agreement, as lenders, and KeyBank Capital Markets, as sole land arranger and lead book runner, dated March 30, 2012 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on April 4, 2012, and incorporated herein by reference)
10.49	Unconditional Guaranty of Payment and Performance from Carter Validus Mission Critical REIT, Inc. et al for the benefit of KeyBank National Association dated March 30, 2012 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on April 4, 2012, and incorporated herein by reference)
10.50	Indemnity Agreement Regarding Hazardous Materials by and among HC-2501 W William Cannon DR, LLC, Carter/Validus Operating Partnership, LP and Carter Validus Mission Critical REIT, Inc. for the benefit of KeyBank National Association dated March 30, 2012 (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on April 4, 2012, and incorporated herein by reference)
10.51	Deed of Trust, Security Agreement and Assignment of Leases And Rents from HC-2501 W William Cannon DR, LLC as Grantor to Gary S. Farmer, as Trustee for the benefit of KeyBank National Association, dated March 30, 2012 (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on April 4, 2012, and incorporated herein by reference)
10.52	Assignment of Leases and Rents by HC-2501 W William Cannon DR, LLC to KeyBank National Association, as Agent, dated March 30, 2012 (included as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on April 4, 2012, and incorporated herein by reference)
10.53	Swing Loan Note from Carter/Validus Operating Partnership, LP to KeyBank National Association, dated March 30, 2012 (included as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on April 4, 2012, and incorporated herein by reference)
10.54	Revolving Credit Note from Carter/Validus Operating Partnership, LP to KeyBank National Association, dated March 30, 2012 (included as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on April 4, 2012, and incorporated herein by reference)
10.55	Contribution Agreement by and among Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP, the other guarantors identified therein, dated March 30, 2012 (included as Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on April 4, 2012, and incorporated herein by reference)
10.56	Mortgage by and among DC-19675 W. Ten Mile, LLC, as Grantor, Carter/Validus Operating Partnership, LP, as Borrower, and Key Bank National Association, as Lender, dated May 25, 2012 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 1, 2012, and incorporated by reference herein)

10.57	Assignment of Leases and Rents by DC-19675 W. Ten Mile, LLC to KeyBank National Association, as Agent, dated May 25, 2012 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on June 1, 2012, and incorporated herein by reference)
10.58	Joinder Agreement by DC-19675 W. Ten Mile, LLC to KeyBank National Association, as Agent, dated May 25, 2012 (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on June 1, 2012, and incorporated herein by reference)
10.59	First Amendment to Unconditional Guaranty of Payment and Performance from Carter Validus Mission Critical REIT, Inc., et al for the benefit of KeyBank National Association, dated June 29, 2012 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on July 6, 2012, and incorporated herein by reference)
10.60	First Amendment to Mortgage by DC-19675 as Grantor and KeyBank National Association, dated June 29, 2012 (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on July 6, 2012, and incorporated herein by reference)
10.61	First Amendment to Deed of Trust, Security Agreement And Assignment Of Leases And Rents And Assignment Of Leases And Rents from HC-2501 W William Cannon Dr, LLC as Grantor to KeyBank National Association, dated June 29, 2012 (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on July 6, 2012, and incorporated herein by reference)
10.62	First Amendment to Assignment of Leases and Rents by DC-19675 W. Ten Mile, LLC to KeyBank National Association, as Agent, dated June 29, 2012 (included as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on July 6, 2012, and incorporated herein by reference)
10.63	Revolving Credit Note from Carter/Validus Operating Partnership, L.P. to Synovus Bank, dated June 29, 2012 (included as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on July 6, 2012, and incorporated herein by reference)
10.64	Letter Agreement, dated June 29, 2012, by and among, Carter/Validus Operating Partnership, L.P., KeyBank National Association, and each of the financial institutions initially a signatory to the Credit Agreement (included as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on July 6, 2012, and incorporated herein by reference)
10.65	Second Amendment to Credit Agreement, dated June 29, 2012, by and among Carter/Validus Operating Partnership, as borrower, Carter Validus Mission Critical REIT, Inc., HC-2501 W William Cannon Dr, LLC, DC-19675 W. Ten Mile, LLC, KeyBank National Association and Synovus Bank (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 6, 2012, and incorporated herein by reference)
10.66	Second Agreement to Unconditional Guaranty of Payment and Performance from Carter Validus Mission Critical REIT, Inc., et al for the benefit of KeyBank National Association, dated July 19, 2012 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 24, 2012, and incorporated herein by reference)
10.67	Second Amendment to Mortgage by DC-19675 W. Ten Mile, LLC, as Grantor, and KeyBank National Association, as Agent, dated July 19, 2012 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on July 24, 2012, and incorporated herein by reference)
10.68	Second Amendment to Deed of Trust, Security Agreement and Assignment of Leases and Rents and Assignment of Leases and Rents from HC-2501 W William Cannon Dr, LLC, as Grantor, to KeyBank National Association, as Agent, dated July 19, 2012 (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on July 24, 2012, and incorporated herein by reference)
10.69	Second Amendment to Assignment of Leases and Rents by DC-19675 W. Ten Mile, LLC, as Grantor, to KeyBank National Association, as Agent, dated July 19, 2012 (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on July 24, 2012, and incorporated herein by reference)

10.70	Revolving Credit Note from Carter/Validus Operating Partnership, LP to Texas Capital Bank, N.A., dated July 19, 2012 (included as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on July 24, 2012, and incorporated herein by reference)
10.71	Letter Agreement, dated July 19, 2012, by and among, Carter/Validus Operating Partnership, LP, KeyBank National Association, and each of the financial institutions initially a signatory to the Credit Agreement (included as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on July 24, 2012, and incorporated herein by reference)
10.72	Deed of Trust, Security Agreement and Assignment of Leases and Rents by DC-1221 Coit Road, LLC, as Grantor, for the Benefit of KeyBank National Association, as Agent, dated August 16, 2012 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 22, 2012, and incorporated by reference herein)
10.73	Deed of Trust, Security Agreement and Assignment of Leases and Rents by DC-5000 Bowen Road, LLC, as Grantor, for the benefit of KeyBank National Association, as Agent, dated August 16, 2012 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 22, 2012, and incorporated by reference herein)
10.74	Joinder Agreement by DC-1221 Coit Road, LLC delivered to KeyBank National Association, as Agent, dated August 16, 2012 (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on August 22, 2012, and incorporated by reference herein)
10.75	Joinder Agreement by DC-5000 Bowen Road, LLC delivered to KeyBank National Association, as Agent, dated August 16, 2012 (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on August 22, 2012, and incorporated by reference herein)
10.76	Assignment of Leases and Rents by DC-1221 Coit Road, LLC to KeyBank National Association, dated August 16, 2012 (included as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on August 22, 2012, and incorporated by reference herein)
10.77	Assignment of Leases and Rents by DC-5000 Bowen Road, LLC to KeyBank National Association, dated August 16, 2012 (included as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on August 22, 2012, and incorporated by reference herein)
10.78	Purchase Agreement by and between Bremnerduke Mary Shiels Development, L.P., as Seller, and Carter Validus Properties, LLC, as Purchaser, dated July 26, 2012 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 31, 2012, and incorporated by reference herein)
10.79	Joinder Agreement by HC-2727 E. Lemmon Avenue, LLC delivered to KeyBank National Association, as Agent, dated August 29, 2012 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 31, 2012, and incorporated by reference herein)
10.80	Assignment of Leases and Rents by HC-2727 E. Lemmon Avenue, LLC to KeyBank National Association, dated August 29, 2012 (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on August 31, 2012, and incorporated by reference herein)
10.81	Deed of Trust, Security Agreement and Assignment of Leases and Rents by and among HC-2727 E. Lemmon Avenue, LLC, Gary S. Farmer, as trustee, and KeyBank National Association, as Agent, dated August 29, 2012 (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on August 31, 2012, and incorporated by reference herein)
10.82	Second Amendment to Amended and Restated Advisory Agreement by and between Carter Validus Mission Critical REIT, Inc., Carter/Validus Operating Partnership, LP and Carter/Validus Advisors, LLC, dated October 4, 2012 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 4, 2012, and incorporated by reference herein)
10.83	Joinder Agreement by HC-8451 Pearl Street, LLC delivered to KeyBank National Association, as Agent, dated September 28, 2012 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on October 4, 2012, and incorporated by reference herein)

10.84 Assignment of Leases and Rents made by HC-8451 Pearl Street, LLC to KeyBank National Association, dated September 28, 2012 (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on October 4, 2012, and incorporated by reference herein)

10.85 Deed of Trust, Security Agreement, Assignment of Leases and Rents, and Financing Statement by HC-8451 Pearl Street, LLC, as Grantor, to The Public Trustee of Adams County, Colorado, as Trustee, for the benefit of KeyBank National Association, as Agent, dated September 28, 2012 (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on October 4, 2012, and incorporated by reference herein)

10.86 Limited Partnership Agreement of DC-2000 Kubach Road, LP, dated November 13, 2012 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 19, 2012, and incorporated herein by reference)

10.87 First Amended and Restated Credit Agreement by and among CVOP, as Borrower, KeyBank National Association and other parties to the agreement or that may service parties to the agreement, as lenders, and KeyBank Capital Markets, as sole lead arranger and sole book runner, dated November 19, 2012 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 26, 2012, and incorporated herein by reference)

10.88 Amended and Restated Swing Loan Note from CVOP to KeyBank National Association, dated November 19, 2012 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 26, 2012, and incorporated herein by reference)

10.89 Term Loan Note from CVOP to KeyBank National Association, dated November 19, 2012 (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on November 26, 2012, and incorporated herein by reference)

10.90 Term Loan Note from CVOP to Synovus Bank, dated November 19, 2012 (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on November 26, 2012, and incorporated herein by reference)

10.91 Term Loan Note from CVOP to Texas Capital Bank, N.A., dated November 19, 2012 (included as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on November 26, 2012, and incorporated herein by reference)

10.92 Amended and Restated Revolving Credit Note from CVOP to KeyBank National Association, dated November 19, 2012 (included as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on November 26, 2012, and incorporated herein by reference)

10.93 Amended and Restated Revolving Credit Note from CVOP to Synovus Bank, dated November 19, 2012 (included as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on November 26, 2012, and incorporated herein by reference)

10.94 Amended and Restated Revolving Credit Note from CVOP to Texas Capital Bank, N.A., dated November 19, 2012 (included as Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on November 26, 2012, and incorporated herein by reference)

10.95 Joinder Agreement by HC–1940 Town Park Boulevard, LLC to KeyBank National Association, as Agent, dated December 28, 2012 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 28, 2012, and incorporated herein by reference)

10.96 Joinder Agreement by HC–1940 Town Park Boulevard, LLC to KeyBank National Association, as Agent, dated December 28, 2012 (included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 28, 2012, and incorporated herein by reference)

10.97 Assignment of Leases and Rents by Green Wellness Investors, LLLP to KeyBank National Association, dated December 28, 2012 (included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on December 28, 2012, and incorporated herein by reference)

10.98	Open-End Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing by Green Wellness Investors, LLLP, as Grantor, to KeyBank National Association, as Agent, dated December 28, 2012 (included as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on December 28, 2012, and incorporated herein by reference)
10.99	First Amendment to First Amended and Restated Credit Agreement and Amendment to Unconditional Guaranty of Payment and Performance, by and among Carter/Validus Operating Partnership, LP, Carter Validus Mission Critical REIT, Inc., the guarantors and the lenders party thereto, dated March 15, 2013 (included as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on March 19, 2013, and incorporated herein by reference)
10.100	Term Loan Note from Carter/Validus Operating Partnership, LP to Capital One, National Association, dated March 15, 2013(included as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on March 19, 2013, and incorporated herein by reference)
10.101	Revolving Credit Note from Carter/Validus Operating Partnership, LP to Capital One, National Association, dated March 15, 2013(included as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on March 19, 2013, and incorporated herein by reference)
21.1*	List of Subsidiaries (incorporated by reference to Registrant's Pre-Effective Amendment No. 3 to Registration Statement on Form S-11, Commission No. 333-165643, filed on November 16, 2010)
31.1*	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2**	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of Chief Executive Officer of the Company, pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

** Furnished herewith.

*** XBRL (Extensible Business Reporting Language) information is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act and otherwise is not subject to liability under these sections.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, John Carter, certify that:

1. I have reviewed this annual report on Form 10-K of Carter Validus Mission Critical REIT, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2013

/s/ John Carter

John Carter
Chief Executive Officer

Exhibit 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Todd M. Sakow, certify that:

1. I have reviewed this annual report on Form 10-K of Carter Validus Mission Critical REIT, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 1, 2013

/s/ Todd M. Sakow

Todd M. Sakow
Chief Financial Officer

Exhibit 32.1

Certification of CEO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Carter Validus Mission Critical REIT, Inc. (the "Company") for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), John Carter, as Chief Executive Officer of the Company hereby certifies, to the best of his knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The accompanying Report of the Company fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/: John Carter
Name: John Carter
Title: Chief Executive Officer
Date: April 1, 2013

The foregoing certification is being furnished with the Company's Annual Report on Form 10-K for the year ended December 31, 2012 pursuant to 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and it is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general information language in such filing, except to the extent that the Company specifically incorporates by reference.

Exhibit 32.2

Certification of CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Carter Validus Mission Critical REIT, Inc. (the "Company") for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Todd M. Sakow, as Chief Financial Officer of the Company hereby certifies, to the best of his knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The accompanying Report of the Company fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/: Todd M. Sakow
Name: Todd M. Sakow
Title: Chief Financial Officer
Date: April 1, 2013

The foregoing certification is being furnished with the Company's Annual Report on Form 10-K for the year ended December 31, 2012 pursuant to 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and it is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general information language in such filing, except to the extent that the Company specifically incorporates by reference.









PROPERTIES ABOVE ACQUIRED BY CV MISSION CRITICAL REIT.


SC

STRATEGIC CAPITAL
SC DISTRIBUTORS

610 Newport Center Drive
Suite 350
Newport Beach, CA 92660
(877) 907-1148

www.scdistributors.com



CARTERVALIDUS
MISSION CRITICAL REIT